Form 10-K, Exhibit 13
period 1994-03-29
NATIONAL PIZZA CO/KS
filed 1994-06-13
CIK 748714

EXHIBIT 13
                         ANNUAL REPORT TO STOCKHOLDERS


NATIONAL PIZZA COMPANY

National Pizza Company is the largest Pizza Hut franchisee in the world operating 363 Pizza Hut restaurants and delivery kitchens in thirteen states. The Company operates and franchises 206 Skipper's quick service seafood restaurants in twelve western states and British Columbia. Romacorp, Inc., acquired by the Company on June 8, 1993, operates and franchises 163 Tony Roma's A Place for Ribs, nationwide.

The Company's common shares are traded on the NASDAQ Stock
Market under the symbols "PIZA" and "PIZB." On July 12, 1994, the Company anticipates its name will change to NPC International, Inc. and it will adopt new ticker symbols: "NPCIA" and NPCIB".


ANNUAL MEETING

The annual meeting of stockholders of National Pizza Company will be held at 10:00 a.m. on Tuesday, July 12, 1994, at the Memorial Auditorium, 503 North Pine Street, Pittsburg, Kansas. Stockholders, vendors and members of the business community are invited to attend the meeting; Class A Common stockholders of record as of June 7, 1994, will be entitled to vote on any issues brought before the group.


FINANCIAL SUMMARY
			                                           Fiscal Year Ended
		                                  March 29,     March 30,     March  31,
                                      1994         1993           1992 (1)
For the Year:
Revenues	                        $337,422,000   $285,433,000   $298,718,000
Operating income	                  24,953,000    	21,273,000    	27,513,000
Loss on disposition of
	underperforming assets                  ----          ----    	  4,000,000
Income before income taxes        	18,506,000     14,668,000     17,245,000
Net income	                        11,295,000      9,124,000     11,045,000
Earnings per share                     		0.45	       		 0.35          	0.40

Performance Measures:
Operating income as a
	percent of revenues	                    7.4%           7.5%            9.2%
Income before income taxes
	as a percent of revenues	               5.5%	          5.1%            5.8%
Net income as a
  percent of revenues	                   3.3%           3.2%            3.7%
Return on average
  stockholders' equity	                 12.0%          10.3%           12.8%
Return on average assets	                5.2%           4.4%            5.4%

At Year-End:
Total Assets                     $229,112,000    $205,310,000   $206,350,000
Long-term debt                     86,734,000      79,078,000     85,847,000
Stockholder's equity               98,987,000      89,436,000     87,091,000
Number of Company units                   577             546            560
Number of franchised units                155              18             19


YEAR IN REVIEW, WITH NPC'S TOP EXECUTIVES

After the challenges National Pizza Company encountered in fiscal 1992 and 1993, we had great expectations for the fiscal year just ended. In the 1993 annual report we resolved to emphasize basic operations, to improve earnings and to return National Pizza Company to its historical growth rate.

This year we are proud to report the significant progress the Company has made towards these goals. Our focus on these three objectives translated to an overall 18.2% increase in revenues and a corresponding 23.8% improvement in net income when comparing results of the fiscal year ended March 29, 1994, with the fiscal year ended March 30, 1993.

Revenues for 1994 were approximately $337,000,000, which represents a $52,000,000 increase over the $285,000,000 reported last fiscal year. Approximately $38,500,000 of this growth came from our newest concept, Tony Roma's, which the Company acquired June 8, 1993. The remaining increase was generated primarily by our Pizza Huts, while Skipper's maintained its sales levels from last year.

Restaurant operating profit grew at a faster rate than revenues, increasing to 15.3% of total revenues for the 1994 fiscal year when compared with 14.9% of revenues a year ago. Factors contributing to this rise include a 7.3% same-store sales growth in our Pizza Hut restaurants, improved returns on steady revenue levels at Skipper's and a positive contribution by Tony Roma's.

Net income increased to $11,295,000 for the fiscal year ended
March 29, 1994, or $0.45 per share, compared with $9,124,000 or $0.35 per share for the fiscal year ended March 30, 1993.

We plan to continue this momentum into fiscal 1995 and beyond.
We recently took steps to renew our franchise agreement with Pizza Hut, Inc. (PHI), which would secure our franchise rights through the year 2010. The non-binding memorandum of intent includes the exchange of certain properties with our franchisor which would consolidate our Pizza Hut service areas and move the Company to a 4% royalty rate beginning in July 1996. While this increase is higher than the 2.06% the Company currently pays, it is much lower than the royalty rate on PHI's current franchise agreement. We intend to close this transaction in August, 1994.

We recently announced the planned acquisition of several Pizza Hut restaurants from other franchisees, approved by PHI earlier this fiscal year. A new franchise agreement and our renewed long-term commitment to the Pizza Hut system may again allow the Company the opportunity to pursue acquisitions of other franchisee restaurants, subject to PHI's approval.

This past year has been one of transition for Tony Roma's. We have been very pleased, in the short time we have been associated with this well-run organization, with the exceptional caliber of the operators and franchisees alike. The acquisition provides National Pizza Company with a different customer base and a vehicle for growth in the restaurant industry's fast-growing casual theme segment.

In the coming fiscal year, we plan to continue our emphasis on operational controls, especially in the Skipper's division. With the elevated training and food costs associated with the BIGFOOT and luncheon buffet introductions now behind us, we feel our Pizza Hut division is poised for improved operational results this year. Although we already run a lean corporate staff, we will continue to improve the administrative synergies in servicing the concepts and refine the technology which enhances efficiency and provides instant access to operating results. We also recognize that improving sales at our existing units, with their fixed costs already covered, can dramatically improve operating margins.

Despite the expansion, our corporate philosophy is to remain minimalistic, with limited staff and negligible bureaucracy. This allows us to react quickly to an ever-changing restaurant environment.

We strongly believe we have the proper management and the strategic plan in place to meet our growth objectives, primarily through our Tony Roma's and our Pizza Hut units. We will closely manage Skipper's to continue to improve their operations.

We adopted the National Pizza Company name back in 1984, when the Company went public. Since we are no longer just a pizza company, subject to stockholder approval, we intend to change our name to NPC International, Inc. to reflect the diversity of our concepts and our worldwide geographical reach.

It is firmly our belief that National Pizza Company has made the turn towards strength and prosperity. We appreciate the stockholders who stood by the Company when the prospects were not as bright, and welcome new investors who are joining us in this exciting opportunity.

Sincerely,

Gene Bicknell
Chairman of the Board

Mitch Boyd
President and Chief Executive Officer

Pizza Hut Operational Review

Fiscal 1994 was our first complete year with the luncheon buffet and BIGFOOT, our monster, one-foot-by-two-foot value-priced pizza. Both are a great success for us, helping push the Pizza Hut operations' sales up $13,600,000, a 6.7% increase over a year ago. Sales on a comparable basis were up 7.3% for the year. Restaurant operating profit rose 11% as we sought to maintain level operating expenses in spite of the higher sales base. As a result, operating profit rose to 21.3% of fiscal 1994 revenues, up from 20.5% for the previous year.

Marty Couk, Senior Vice President of Pizza Hut Operations, said the new products made fiscal 1994 an exceptional year for the Pizza Hut division. The buffet increased our lunch business nearly 60% in some restaurants, and BIGFOOT brought in a significant number of new customers who now look to Pizza Hut for their value-priced pizza. In fiscal 1994, the Company lowered its everyday price and reduced the number of coupons distributed, resulting in sales growth despite significantly lower marketing costs. We intend to continue this value-pricing strategy since the segment remains highly competitive.

Product innovations are a key to our success. Meeting our previous goals of increasing delivery, carryout and, more recently, lunch dine-in customers, we now will turn to our dinner dine-in segment. Our franchisor is currently testing new products to expand the dinner menu and continues to refine the Grand Pan Dinners, which appeal to the non-pizza eater. Our franchisor is also experimenting with other promotions and products to keep the buffet fresh in the eyes of our consumers.

We have taken steps to renew our franchise agreement with Pizza Hut, Inc. (PHI), which would secure our rights to operate our Pizza Huts for another 16 years. The agreement would involve the exchange of 84 Company-owned restaurants (primarily on the east and west coasts) for 50 PHI-owned restaurants in the Southeast, where we already have substantial operations. This asset swap will improve our operating efficiencies. More importantly, the agreement would allow the Company to acquire other franchisees, subject to the approval of the franchisor.
After assimilating a total of 20 franchisee-acquired units, already approved by PHI, our net store count will drop by 14 units. We already have plans to expand our delivery system in existing markets to eliminate this shortfall. In fiscal 1994, our goal was to expand our customer and sales base.
With a 7.3% increase in comparable store sales, we feel we have accomplished this goal. This increase, however, came at the expense of $2,000,000 in start-up costs associated with introducing BIGFOOT and the luncheon buffet. These costs are now fully amortized and behind us. Our goal in fiscal 1995 will be to improve profit by emphasizing food and labor controls and leveraging the sales base we generated in fiscal 1994.

We have every reason to be extremely optimistic about the earnings and concept growth of our Pizza Hut segment in fiscal 1995.


Skipper's Operational Review

Revenues for fiscal 1993 at Skipper's were substantially below fiscal 1992. The current fiscal year revenues were $81,400,000, approximately the same as fiscal 1993's revenues. While this figure was below our internal goal, we were able to maintain those sales levels with much-less overhead and with a 20% reduction in marketing dollars. Skipper's new President, Frank Brown, has also made several improvements in operations, including quicker service times.

Skipper's continues to represent a challenge. Shortly after we purchased Skipper's, we experienced a significant increase in fish prices, part of which we tried to pass on through pricing. Because we compete with value-priced hamburgers, tacos and chicken, that didn't work. So in fiscal 1994, we reduced our couponing and lowered our everyday prices, successfully building guest counts with a value-oriented menu and quicker service.
Pricing has now become a strategic consideration, as opposed to the tactical concern of old.

We also introduced English Style fish, which has a lower food cost.
The repositioning helped improve Skipper's traffic and operating results in the first six months of fiscal 1994. In an attempt to further improve profitability, we then moved--perhaps too aggressively--to promote products with higher margins, which drew negative reactions. The third and fourth quarters tempered the hard-fought gains made during the first and second quarters of the fiscal year. We feel confident about the future of Skipper's with a lower-price, higher volume strategy, but it will take time to turn the concept into the performance player we require. The Company is constantly testing new products such as crab cakes and beer-battered fish to improve customer response.

We are currently focusing on four primary areas in improving Skipper's operations: service delivery, marketing, product procurement and operational cost controls. In fiscal 1994, we installed a new food delivery system that will reduce our serving time to approximately one or two minutes from our previous "cooked-to-order" eight minutes.
We have retrofitted approximately 120 stores to date with the new holding system equipment. Our plans are to remain with the value menu promotions which are very popular with our customers. We also re-examined our buying procedures; in many cases we were able to source a similar product at a lower price. During fiscal 1994, we further pared the corporate overhead, reducing general and administrative costs a full 1% of revenues.

As with all of our concepts, we examine results on a store-by-store basis, and will continue to move or close those units that are unprofitable.


Tony Roma's Operational Review

National Pizza was extremely excited when we acquired the Tony Roma's chain on June 8, 1993. The Tony Roma's concept started with one restaurant in 1972. It featured a casual decor and comfortable ambiance--kind of like a neighborhood bar--with sensational food and reasonable prices. People would travel for miles to enjoy Tony Roma's ribs. Today Tony Roma's enjoys extremely high brand name identification. It is NPC's first entry in the casual dining market, a very attractive segment of the restaurant industry due to the baby boomer influence. Tony Roma's reputation is world wide, and we will continue to aggressively expand its international and domestic franchise system to build upon that sturdy foundation. Given the superb abilities of Roma's personnel and franchisees, we are comfortable in this plan for accelerated growth.

Total revenues for Tony Roma's for the 42 weeks ended March 29, 1994, were $38,500,000, including $5,900,000 in gross franchising revenues before related expenses. Tony Roma's is meeting the Company's financial objectives even in this early stage, and we have great plans for its future. National Pizza has the capital base and cash flow to expand the concept.
We anticipate opening six Company restaurants and adding at least 15 franchised units in fiscal 1995.

Our successes since owning the concept are many. We have improved the consistency of Tony Roma's signature products, its baby back ribs and onion rings, as well as its ancillary menu items. We helped refine Roma's marketing niche and expanded the television media. A new prototype restaurant design was finalized and six restaurants were completely remodeled since acquisition. Synergies were gained by moving administrative functions to NPC's corporate office and we are working closely with the franchise system to resolve their issues and ours.

We view Tony Roma's as our growth vehicle. So do our franchisees; they've opened eighteen restaurants in the last thirteen months. We had almost 100 inquiries about franchising opportunities in the first three months of calendar 1994. We trust that if you are not yet convinced of the potential of Tony Roma's, you will be in the future.


Financial Strategies

While we certainly achieved our financial objectives for this fiscal year, which included a 24% increase in earnings, a 28% increase in earnings per share and an 18% increase in revenues, we have not achieved our key financial target of generating 20% compounded earnings growth the last three fiscal years. We measure this target over a three-year period as we invest in new products or new ventures. Contributing to fiscal 1994's growth was the successful introductions of two new products and the returns provided by Tony Roma's.

We invested heavily in our future, both in product introductions and our newest venture, Tony Roma's. In Pizza Hut, we spent over $2,000,000 in the introduction of the luncheon buffet and BIGFOOT pizza and in the introduction of Skipper's newest fish product, English Style. We were confident that both products would provide incremental traffic as well as incremental profits. Both product introductions exceeded our expectations and with the introduction costs fully amortized, we expect future profit gains from these products.

When we purchased Tony Roma's in June of 1993, we indicated that one of our investment strategies was to produce an acquisition which would be non-dilutive to our stockholders. Tony Roma's has also exceeded this goal.

In spite of acquiring Tony Roma's in an all-cash purchase, our debt to total capitalization is 47%, which is well within our comfort level of 50% debt to total capitalization. In fiscal 1994, we generated nearly $35,000,000 in operating cash flow of which approximately $19,000,000 was used to purchase Tony Roma's, net of cash acquired, $13,000,000 was reinvested in our business through capital expenditures, $2,000,000 to purchase company stock and $1,000,000 to pay down debt. It is expected that future operating cash flow will principally be used to build Tony Roma's restaurants, to expand the Pizza Hut concept either through unit development or franchisee acquisition and to reduce debt.

Also in 1994, we reviewed our operating assets and the returns generated. Those assets not meeting required internal rates of return were either divested or sold. This focus contributed to an increase in return on assets to 5.2% compared to 4.4% in the prior fiscal year. We will continue to review this process throughout fiscal 1995.

Technology will continue to play a key role in our restaurant operations. In the last two years, we implemented state of the art back office manager workstations. To further enhance the functionality of these workstations, we will install front-of-the-house point of sale systems which will directly feed sales information to our back office system and provide greater information on sales trends, menu costing, labor requirements as well as a host of operating information. Tony Roma's will be the first to receive the new system followed by our Pizza
Huts and finally, Skipper's. We believe an appropriate use of technology at the store level will improve productivity and enhance overall operating returns.


TEN YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)
                                           Fiscal Year Ended
                         March 29,  March 30,  March 31,  March 26,  March 27,
                              1994       1993    1992(1)       1991       1990
Income Statement Data:
Revenues                  $337,422   $285,433   $298,718   $286,079   $198,382
Cost of sales               98,693     82,552     84,722     84,010     55,709
Direct labor costs          97,102     79,829     81,386     71,637     48,258
Operating expenses          89,988     80,475     82,659     78,849     52,713
General and
  administrative
  expenses                  26,686     21,304     22,438     21,902     15,948
Operating income            24,953     21,273     27,513     29,681     25,754
Interest expense            (6,629)    (6,390)    (6,688)    (6,258)    (3,515)
Loss on disposition
  of underperforming
  assets                      ----       ----     (4,000)      ----       ----
Other income (expense)         182       (215)       420       (152)       407
Premium on
  conversion of debt          ----       ----       ----       ----       ----
Income before
  income taxes              18,506     14,668     17,245     23,271     22,646
Provision for
  income taxes               7,211      5,544      6,200      8,233      7,900
Net income                  11,295      9,124     11,045     15,038     14,746
Earnings per share:
  Primary                     0.45       0.35       0.40       0.54       0.53
  Fully  diluted              0.45       0.35       0.40       0.54       0.53

                         March 29,  March 30,  March 31,  March 26,  March 27,
                              1994       1993       1992       1991       1990
Year-End Data:
Working capital
  (deficit)               $(19,620)  $(16,361)  $(13,033)  $ (4,890)  $(11,342)
Total assets               229,112    205,310    206,350    200,917    171,901
Long-term debt              86,734     79,078     85,847     86,258     66,544
Stockholders' equity        98,987     89,436     87,091     85,060     71,989
Number of Company-
  owned units                  577        546        560        558        526
Number of
  franchised units             155         18         19         21         30
Number of employees         12,500     11,200     11,000     10,900     10,200

                                      Fiscal Year Ended
                         March 28,  March 29,  March 31,  March 25,  March 26,
                              1989       1988    1987(1)       1986       1985
Income Statement Data:
Revenues                  $141,776   $119,788    $96,479    $68,064    $44,709
Cost of sales               39,006     32,987     26,285     19,269     13,560
Direct labor costs          34,689     28,370     22,038     14,900      9,991
Operating expenses          38,591     30,464     24,141     17,032     11,073
General and
  administrative
  expenses                  11,850      9,763      8,487      6,263      3,531
Operating income            17,640     18,204     15,528     10,600      6,554

Interest expense            (2,630)    (2,940)    (2,518)    (1,215)       (77)
Loss on disposition
  of underperforming
  assets                      ----       ----       ----       ----       ----
Other income (expense)        (548)      (460)       777        802        683
Premium on
  conversion of debt          ----       (852)      ----       ----       ----
Income before
  income taxes              14,462     13,952     13,787     10,187      7,160
Provision for
  income taxes               4,630      5,186      6,400      4,403      3,279
Net income                   9,832      8,766      7,387      5,784      3,881

Earnings per share:
  Primary                     0.36       0.33       0.30       0.23       0.17
  Fully  diluted              0.36       0.31       0.28       0.23       0.17

                         March 28,  March 29,  March 31,  March 25,  March 26,
                              1989       1988       1987       1986       1985
Year-End Data:
Working capital
  (deficit)               $(3,687)    $(4,219)   $(5,025)   $12,822     $5,382
Total assets              102,971      84,838     75,296     57,937     25,016
Long-term debt             27,720      26,867     37,269     23,037         62
Stockholders' equity       56,845      45,707     26,369     26,095     19,266
Number of Company-
  owned units                 321         280        240        165        109
Number of
  franchised units           ----        ----       ----       ----       ----
Number of employees         6,300       5,600      4,400      2,700      1,900

[FN]
(1) Fiscal year included 53 weeks.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

At March 29, 1994, National Pizza Company owned and operated 266 Pizza Hut restaurants and 97 delivery kitchens in 13 states. The Company's pizza restaurants are generally free standing, full table service restaurants which offer high quality and moderately priced pizza, pasta, sandwiches and a salad bar. Beverage service includes soft drinks and, in most restaurants, beer. Delivery kitchens provide home delivery and carry out of pizza products, but do not have dining facilities, salad bars or beer.

At March 29, 1994, the Company owned and operated 188 and franchised 18 Skipper's quick-service seafood restaurants in 12 western states and British Columbia. Skipper's offers a limited menu including fish, shrimp and clams. Each restaurant features a casual atmosphere with a nautical theme and beer is served in most locations.

The Company also owned and operated 26 and franchised 137 Tony Roma's restaurants, a casual theme restaurant chain with 131 domestic units in 20 states and 32 international locations as of March 29, 1994. Tony Roma's offers fully staffed, table service and a varied menu, but is especially "Famous for Ribs". All Tony Roma's restaurants serve alcohol.


RESULTS OF OPERATIONS

                         Pizza Hut Operations

                                          Fiscal Year Ended
                             March 29, 1994              March 30, 1993
                         Restaurants   Delivery     Restaurants     Delivery
Net sales               $161,667,000  $54,804,000   $149,335,000  $53,457,000
Percentage of net sales:
Cost of sales                  26.5%        25.4%          26.0%        25.0%
Direct labor costs             26.3%        32.9%          26.3%        31.2%
Operating expenses             24.7%        24.1%          26.4%        25.5%
                               77.5%        82.4%          78.7%        81.7%
Operating profit               22.5%        17.6%          21.3%        18.3%

Number of Company units        266           97             262           96

Sales

Net sales from Pizza Hut operations for the fiscal year ended March 29, 1994, were $216 million, up 6.7% over the prior fiscal year. In comparable restaurants and delivery kitchens open in excess of twelve months, sales increased approximately 7.3% in fiscal 1994 over the prior fiscal year reflecting continued impact from the value-priced BIGFOOT pizza, the luncheon buffet and successful national marketing campaigns.

Additionally, during fiscal year 1994, the Company recorded approximately $910,000 in sales from its Catering division, down 47% from the previous fiscal year. This division was sold on November 18, 1993, but the Company still operates a Pizza Hut-only concession operation in the multi-purpose facility in Memphis, Tennessee. The Catering division was not material to the overall operations of the Company.

Net sales for the fiscal year ended March 30, 1993 ($203 million) were down 2.1% from the fiscal 1992 sales. Fiscal 1992 sales, however, included 53 weeks and average weekly sales between the two fiscal years were comparable. Same-store sales for restaurants and delivery kitchens open a year or more increased 0.6% in fiscal 1993 over fiscal 1992.

Management anticipates, based on the economic environment and competitive conditions, that comparable unit sales in real dollars will increase moderately in fiscal 1995 due to the positive results generated by new products and from increased consumer confidence. On September 29, 1993, the Company appointed Mr. Marty Couk to the position of Senior Vice President of Pizza Hut Operations with the transfer of Mr. Bob Page to Tony Roma's operations.

The Company has the right to develop additional Pizza Hut restaurants and delivery kitchens in its exclusive franchise territories. During the 1980's, expansion by acquisition was one of the Company's primary methods of growth. However, the Pizza Hut franchise agreements give Pizza Hut, Inc. (PHI, the franchisor) the right of first refusal on each sale of a Pizza Hut franchisee's restaurant. In the late 1980's, Pizza Hut, Inc. exercised this right on all proposed transactions between the Company and other Pizza Hut franchisees. On April 5, 1994, the Company announced that it had signed a non-binding memorandum of intent with Pizza Hut, Inc. which would extend the company's rights to operate its Pizza Hut restaurants through the year 2010. As a result of the tentative agreement, PHI re-established the Company in good standing and will allow the Company to submit prospective acquisitions of other Pizza Hut franchisees for PHI approval. In March, 1994, the Company completed the acquisition of a two-unit franchise and the following month received approval from PHI to acquire 17 additional restaurants from another franchisee. The purchase price of the acquisitions will be funded by the Company's revolving credit agreement. However, the franchisor still retains the right of first refusal on any acquisition submitted in the future.

The new franchise agreement, to be signed subsequent to March 29, 1994, would also involve the exchange of a total of 84 Company restaurants in ten states in return for 50 PHI-owned restaurants primarily in the Southeastern United States. Under the Agreement, the Company's royalty payments for all units owned would increase to 4% of gross sales beginning in July, 1996, from the Company's current effective rate of slightly over 2%. This rate reflects the royalty rate which was proposed by PHI to Pizza Hut franchisees as part of the 1990 Franchise Agreement and is lower than the royalty rate under PHI's current franchise agreement rate.

Costs and Expenses

Cost of sales in the Pizza Hut operations as a percentage of net sales for the fiscal year ended March 29, 1994, increased to 26.2%, a 0.5% increase when compared with the 25.7% cost of sales percentage in fiscal 1993. Cost of sales includes food and beverage costs and the expense of paper supplies. Some of this increase is due to the higher costs associated with the luncheon buffet, as well as the fluctuation of cheese prices, which is approximately 50% of food cost. Cost of sales for fiscal 1993, as a percent of sales, also rose slightly when compared with the fiscal 1992 cost of sales percentage, attributable to higher cheese costs.

Direct labor in the Pizza Hut operations increased 0.4%, to 28.0% of fiscal 1994 net sales compared with 27.6% of fiscal 1993 net sales, primarily due to higher training costs associated with the introduction of BIGFOOT and employee-related costs such as workers compensation. Direct labor for the year ended March 30, 1993, 27.6% of sales, increased 0.5% over the levels experienced in fiscal 1992 principally from increased employee-related costs.

Overall operating expenses in fiscal 1994 were significantly lower than fiscal 1993, dropping to 24.6% of net sales from 26.2% of net sales. This decrease is due to reductions in concept marketing as compared with unit volume sales and the spread of operating expenditures over a larger sales base. Major operating expenses in fiscal 1994 for the Pizza Hut division include advertising ($11.9 million in fiscal 1994, down 9.9% from fiscal 1993), restaurant depreciation and amortization ($8.8 million in fiscal 1994, up 4.0% from last fiscal year), and rent ($6.2 million, up 7.8%). Fiscal 1993's operating expenses as a percentage of net sales did not change materially when compared with fiscal 1992.


                       Skipper's Operations

                                  Fiscal Year Ended
                          March 29, 1994     March 30, 1993
Net restaurant sales         $81,073,000        $80,606,000
Net franchise revenues           327,000            326,000
Total revenues               $81,400,000        $80,932,000

Percentage of revenue:
Cost of sales                      37.1%              36.8%
Direct labor costs                 30.7%              28.8%
Operating expenses                 30.6%              32.9%
                                   98.4%              98.5%
Operating profit                    1.6%               1.5%

Number of Company units            188                188
Number of franchised units          18                 18

Sales

Sales improved slightly as Skipper's returned to its value pricing strategy and improved service time in fiscal 1994. Early in the fiscal year, the concept relied less on coupons and adopted an "everyday low pricing" strategy to increase customer traffic. Customer counts rose in the first two quarters but declined in the third and fourth quarters (compared with the comparable quarters a year earlier) when the Company began promoting meals with higher profit contribution margins in an attempt to enhance overall operating returns. Sales were up 0.6% in the current fiscal year when compared with the fiscal year ended March 30, 1993. Same store sales were up 0.5% in the current fiscal year when compared with the prior year.

Skipper's sales declined in the 1993 fiscal year due to the significant increase in fish prices, which were partially passed on to the customer. Higher sales prices caused overall sales to decline by $9.2 million, or 10.3% in fiscal 1993 when compared with fiscal 1992. This represented an 8.7% decline in average weekly sales (fiscal 1992 was a 53 week year).

Management anticipates, based on the economic environment and competitive conditions, that comparable unit sale in real dollars will remain stable in fiscal 1995 with improved results through food and labor cost reductions. On September 21, 1993, Mr. Frank Brown joined the Company as President of Skipper's. Mr. Brown was previously with another quick-service seafood chain.

Costs and Expenses

Cost of sales as a percentage of net revenues was up 0.3% of revenues in fiscal 1994 when compared with the fiscal year ended
March 30, 1993. This increase represents the effect of similar raw product costs on lower menu prices.

The cost of sales percentage increased 1.9% of net revenues in
fiscal 1993 when compared with fiscal 1992.   Because the Company
must also compete with non-seafood competitors, increased food costs cannot be totally recaptured through sales price increases. The effect of increases in raw product costs were partially offset by reductions in paper and packaging costs in the fiscal year ended March 30, 1993, due to the introduction of the use of permanent dinnerware for serving its products in the prior year.

Direct labor costs, consisting of wages, taxes and related fringe benefits, increased to 30.7% of total net revenues for the fiscal year ended March 29, 1994, compared with 28.8% for the prior fiscal year. This increase is due to an emphasis placed on improving service and correcting labor inefficiencies associated with implementing Skipper's new service system. In fiscal 1994, Skipper's retrofitted approximately 120 stores with a new food delivery system designed to reduce serving time.

Direct labor costs increased 1.3% of net revenues in fiscal 1993 when compared with fiscal 1992. The increase in direct labor as a percent of revenues is due primarily to management wages representing a greater percentage of a reduced sales base.

Operating expenses continued to decline, to 30.6% of fiscal 1994 net revenues, compared with 32.9% of net revenues for the prior fiscal year. Significant components of operating expenses include advertising ($5.6 million in fiscal 1994, down 10.8% from fiscal
1993), restaurant depreciation and amortization ($6.0 million, down 2.4%) and restaurant related rent expense ($3.0 million, down 1% from last year). Fiscal 1993 operating expenses as a percentage of net revenues were higher than fiscal 1992's operating expense percentage of 31.1% of net revenues, but the increase is due to a much lower sales level in 1993 when compared with 1992.


                       Tony Roma's Operations

                        For the 42 Weeks Ended
                            March 29, 1994
Restaurant sales             $33,753,000
Net franchise revenues         4,764,000
Total revenues               $38,517,000

Percentage of revenue:
Cost of sales                      29.8%
Direct labor costs                 29.3%
Operating expenses                 29.6%
                                   88.7%
Operating profit                   11.3%

Number of Company units               26
Number of franchised units           137

Sales

On June 8, 1993, National Pizza Company completed its acquisition of NRH Corporation, owner and franchisor of Tony Roma's A Place for Ribs. Since the acquisition, the Company has focused on promoting the Tony Roma's brand through regional television advertising, on gaining efficiencies through the consolidation of backoffice operations, and on funding the renovation of existing units and the building of new units to provide growth for the Company. Immediately after the acquisition, the Company announced Mr. Jerry Brunotts would serve as President of the subsidiary and on September 29, 1993, the Company appointed Mr. Bob Page, formerly the Senior Vice President of the Pizza Hut Operations, as Chief Operating Officer of Tony Roma's .

Comparable sales for the 42 weeks ended March 29, 1994, were down 3.1% when compared with the similar period in the prior year, reflective of the positive sales impact caused by Hurricane Andrew in August, 1992 in the Company's Florida market. In addition, six Florida locations were under extensive remodeling, which further suppressed the fiscal 1994 third and fourth quarter's sales. Franchising operations contributed approximately 12.4% of Tony Roma's total revenue for the 42 weeks ended March 29, 1994.

One reason cited for the acquisition of Tony Roma's was to provide a growth vehicle for the Company. Management currently anticipates opening six to seven Company-owned restaurants in the next fiscal year, and anticipates improved same store sales from the completed renovations of several restaurants. Additionally, the Company anticipates opening 15 new franchise units in the fiscal year ended March 28, 1995. NRH was merged into its subsidiary Romacorp, Inc. on March 29, 1994, as part of a restructuring of the NRH corporate group.
Costs and Expenses

Costs of food, labor and operating expenses have remained fairly steady during the 42 week fiscal period ended March 27, 1994. In general, all three expense categories, when expressed as a percent of net revenues, are running at a rate slightly higher in the current fiscal period when compared with the prior fiscal period. Such variances are not significant, given the change in ownership and operational management since the acquisition. However, significant to this increase are slightly higher food costs due to improved food quality and slightly higher labor costs associated with enhancing the overall dine-in experience.


                            Consolidated Results

General and administrative expenses rose to 7.9% of net revenues for the fiscal year ended March 29, 1994, compared with 7.5% for the fiscal year ended March 30, 1993. This increase is primarily due to absorption of administrative costs and amortization of certain intangibles associated with the Tony Roma's acquisition. Major expenses principally include corporate salaries, amortization of intangible assets, and bank service charges. General and administrative expenses for the fiscal year ended March 30, 1993, declined to $21.3 million, a 5.1% decrease from the 53 weeks ended March 31, 1992.

In late fiscal 1992, the Company recognized a $4,000,000 pre-tax charge for the planned disposition of 12 underperforming skippers restaurants, principally in the Company's Colorado market. At March 29, 1994, the balance of this and other newly-established closure reserves was $2.0 million which is expected to cover the loss on disposal of the remaining restaurant facilities and equipment.

Interest expense is higher in this fiscal year due to increased debt, primarily from the $21.4 million NRH acquisition in June, 1993.

Other income (expense) in the year ended March 31, 1992, included a gain of $400,000 related to the sale of property.

The Company had minor business interruption and clean-up expenses due to the earthquake in the Los Angeles, California area. All restaurants were fully operating within ten days following the January 17, 1994, quake and the incident did not materially affect operations.


LIQUIDITY AND CAPITAL RESOURCES

On March 29, 1994, the Company had a working capital deficit of $19.6 million ($16.4 million deficit at March 30, 1993). Like most restaurant businesses, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its line of credit.

The Company has a $45,000,000 unsecured line of credit. On March 29, 1994, there was $20.9 million available under this agreement. Subsequent to March 29, 1994, the Company will sign a $20.0 million "shelf" facility with a major insurance company to provide flexibility in financing future expansion or acquisitions, if required.

The Company anticipates cash flow from operations will provide sufficient capital to fund continuing expansion and improvements, to service debt obligations and to develop new restaurants in existing territories. Future acquisitions may require additional debt or capital resources.


CASH FLOWS

Net cash provided by operating activities increased approximately $2.6 million or 7.9% over operating cash flows for fiscal 1993. This increase is primarily due to increased depreciation and amortization (from the NRH acquisition) and increased earnings of the Company in fiscal 1994. Operating cash flow for the fiscal year ended March 30, 1993, was down $5.8 million, or 15.3%, from fiscal 1992, because of a drop in earnings.

Investing activities reflect the stock purchase of NRH Corporation on June 8, 1993 for approximately $21.4 million. In addition, the Company continually renovates its properties, and recently completed renovating six Tony Roma's restaurants in Florida.

The Company financed its acquisition of NRH through its revolving credit agreement, which increased $23.7 million in fiscal 1994.
In the fiscal year ended March 30, 1993, the Company issued two series of Senior Notes, $25.0 million on May 15, 1992 and $20.0 million on March 30, 1993. These funds were used to reduce the revolver balance and to repurchase Company stock. As of March 29, 1994, the Company has purchased all shares authorized under the stock repurchase program by the Board of Directors.

SEASONALITY

As a result of continued concept diversification, the Company has not experienced significant seasonality in its sales. Sales are typically higher at Skipper's in the fourth quarter of the year, during the Lenten period.


EFFECTS OF INFLATION

Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws will result in increases in the Company's labor costs. Legislation mandating health coverage for employees, if passed, will increase benefit costs since most hourly restaurant employees are not currently covered under Company plans. The Company cannot always effect immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.

Increases in interest rates could directly affect the Company's financial results.

CONSOLIDATED BALANCE SHEETS
National Pizza Company and Subsidiaries
                                                   March 29,        March 30,
                                                        1994             1993
ASSETS
Current assets:
 Cash and cash equivalents                        $8,119,000       $7,197,000
 Accounts receivable and other,
   net of $825,000 and
   $67,000 reserves, respectively                  3,105,000          675,000
 Notes receivable, net of
   $275,000 reserve at March 29, 1994                641,000          339,000
 Inventories of food and supplies                  3,297,000        2,436,000
 Prepaid expenses and other current assets         2,048,000        1,154,000
 Total current assets                             17,210,000       11,801,000

Facilities and equipment, net                    148,760,000      147,127,000

Franchise rights                                  21,047,000       21,778,000

Goodwill, less accumulated amortization of
 $4,089,000 and $1,943,000, respectively          33,327,000       17,673,000

Other assets                                       8,768,000        6,931,000
                                                $229,112,000     $205,310,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                $16,200,000      $14,139,000
 Payroll taxes                                     1,283,000        1,315,000
 Accrued interest                                  1,788,000        1,066,000
 Accrued payroll                                   3,303,000        2,907,000
 Other accrued liabilities                        12,866,000        8,073,000
 Current portion of long-term debt                 1,390,000          662,000
 Total current liabilities                        36,830,000       28,162,000

Long-term debt and obligations
 under capital leases                             86,734,000       79,078,000
Deferred income taxes and other                    6,561,000        8,634,000

Stockholders' equity
 Common stock, $.01 par value
   Class A - 50,000,000 shares
     authorized, 13,849,070 issued                   139,000          139,000
   Class B - 50,000,000 shares
     authorized, 13,743,440 issued                   137,000          137,000
 Paid-in capital                                  22,322,000       22,368,000
 Retained earnings                                95,700,000       84,405,000
                                                 118,298,000      107,049,000
 Less treasury stock at cost,
   representing 1,267,124 and
   1,089,253 shares of Class A Common,
   1,312,013 and 1,218,635 shares of
   Class B Common, respectively                 (19,311,000)      (17,613,000)
 Total stockholders' equity                      98,987,000        89,436,000
                                               $229,112,000      $205,310,000

[FN]
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
National Pizza Company and Subsidiaries
                                              Fiscal Year Ended
                                  March 29,        March 30,        March 31,
                                       1994             1993         1992 (1)
Net sales                      $332,207,000     $284,972,000     $298,175,000
Net franchise revenues            5,215,000          461,000          543,000
Total revenues                  337,422,000      285,433,000      298,718,000

Cost of sales                    98,693,000       82,552,000       84,722,000
                                238,729,000      202,881,000      213,996,000

Direct labor costs               97,102,000       79,829,000       81,386,000
Operating expenses               89,988,000       80,475,000       82,659,000
General and
  administrative expenses        26,686,000       21,304,000       22,438,000
                                213,776,000      181,608,000      186,483,000
Operating income                 24,953,000       21,273,000       27,513,000

Interest expense                 (6,629,000)      (6,390,000)      (6,688,000)
Loss on disposition
of underperforming assets              ----             ----       (4,000,000)
Other income (expense)              182,000         (215,000)         420,000
Income before income taxes       18,506,000       14,668,000       17,245,000

Provision for income taxes:
  Current                         8,028,000        4,760,000        6,782,000
  Deferred                         (817,000)         784,000         (582,000)
                                  7,211,000        5,544,000        6,200,000

Net income                      $11,295,000       $9,124,000      $11,045,000

Earnings per share              $      0.45       $     0.35      $      0.40

Weighted average shares
outstanding                      25,167,349       25,903,363       27,338,233

[FN]
(1) Fiscal year included 53 weeks.
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
National Pizza Company and Subsidiaries

                                                 Fiscal Year Ended
                                       March 29,     March 30,     March 31,
                                            1994          1993          1992
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES:
Net income                           $11,295,000    $9,124,000    $11,045,000
Non-cash items included in
net income:
 Depreciation and amortization        24,008,000    19,329,000     19,201,000
 Deferred income taxes and other      (1,791,000)     (789,000)    (1,363,000)
 Loss on disposition of
 underperforming assets                     ----          ----      4,000,000

Change in assets and liabilities,
net of acquisitions:
 Accounts receivable and other, net      452,000       (79,000)       765,000
 Notes receivable                       (302,000)      (70,000)      (156,000)
 Inventories of food and supplies        427,000       136,000      1,938,000
 Prepaid expenses and
 other current assets                    (56,000)      367,000        448,000
 Accounts payable                          4,000     1,346,000        648,000
 Payroll taxes                           (32,000)     (596,000)       487,000
 Accrued interest                        722,000       605,000       (371,000)
 Accrued payroll                        (354,000)      362,000       (637,000)
 Other accrued liabilities               479,000     2,552,000      2,124,000
Net cash flows provided by
operating activities                  34,852,000    32,287,000     38,129,000


CASH FLOWS USED BY INVESTING ACTIVITIES:

Purchase of NRH Corporation,
net of cash                         (19,370,000)          ----           ----
Capital expenditures, net           (13,202,000)   (19,197,000)   (31,696,000)
Acquisition of intangible
assets, net                             (61,000)          ----       (699,000)
Changes in other assets, net            788,000        617,000        154,000
Proceeds from sale of
capital assets                          565,000      1,136,000      1,200,000
Net cash flows used by
investing activities                (31,280,000)   (17,444,000)   (31,041,000)


CASH FLOWS USED BY FINANCING ACTIVITIES:

Purchase of treasury stock           (1,766,000)    (6,791,000)    (9,188,000)
Net change in revolving
credit agreements                    23,710,000    (36,120,000)    14,320,000
Proceeds from issuance of
long-term debt                             ----     45,000,000         99,000
Payment of long-term debt           (24,616,000)   (15,745,000)   (14,900,000)
Exercise of stock options                22,000         12,000        174,000
Net cash flows used by
financing activities                 (2,650,000)   (13,644,000)    (9,495,000)

NET CHANGE IN CASH
AND CASH EQUIVALENTS                    922,000      1,199,000     (2,407,000)

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                  7,197,000      5,998,000      8,405,000
CASH AND CASH EQUIVALENTS
AT END OF YEAR                       $8,119,000     $7,197,000     $5,998,000

[FN]
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
National Pizza Company and Subsidiaries
                                      Common Stock             Paid-In
                                  Class A       Class B        Capital
Balance, March 26, 1991          $139,000        $ ----     $22,797,000
Net income                           ----          ----           ----
Acquisition of treasury stock        ----          ----           ----
Dividend of Class B Common           ----       137,000        (137,000)
Exercise of stock options            ----          ----        (262,000)
Balance, March 31, 1992           139,000       137,000       22,398,000

Net income                           ----          ----            ----
Acquisition of treasury stock        ----          ----            ----
Exercise of stock options            ----          ----         (30,000)
Balance, March 30, 1993           139,000       137,000      22,368,000

Net income                           ----          ----           ----
Acquisition of treasury stock        ----          ----           ----
Exercise of stock options            ----          ----       (46,000)
Balance, March 29, 1994          $139,000      $137,000    $22,322,000

                                                                    Total
                                   Retained        Treasury      Stockholders'
                                   Earnings           Stock         Equity
Balance, March 26, 1991          $64,236,000    $  (2,112.000)    $85,060,000
Net income                        11,045,000             ----      11,045,000
Acquisition of treasury stock           ----       (9,188,000)     (9,188,000)
Dividend of Class B Common              ----             ----            ----
Exercise of stock options               ----          436,000         174,000
Balance, March 31, 1992           75,281,000      (10,864,000)     87,091,000

Net income                         9,124,000             ----       9,124,000
Acquisition of treasury stock           ----       (6,791,000)     (6,791,000)
Exercise of stock options               ----           42,000          12,000
Balance, March 30, 1993           84,405,000      (17,613,000)     89,436,000

Net income                        11,295,000             ----      11,295,000
Acquisition of treasury stock           ----       (1,766,000)     (1,766,000)
Exercise of stock options               ----           68,000          22,000
Balance, March 29, 1994          $95,700,000     $(19,311,000)    $98,987,000

[FN]
See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
National Pizza Company and Subsidiaries

<F1>
Summary of Significant Accounting Policies

Consolidation - The financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions are eliminated.

Fiscal Year - The Company operates on a 52 or 53 week fiscal year ending on the last Tuesday in March. The fiscal years ended March 29, 1994 and March 30, 1993 included 52 weeks, and the fiscal year ended March 31, 1992 was composed of 53 weeks.

Cash Equivalents - For purposes of the Consolidated Statements of
Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. At March 29, 1994 and March 30, 1993, substantially all cash was in the form of depository accounts.

Inventories - Inventories of food and supplies are valued at the lower of cost (first-in, first-out method) or market.

Pre-opening Costs - The Company amortizes pre-opening costs, which principally represents the cost of hiring and training new personnel, over a period of one year commencing with the restaurant's opening.

Facilities and Equipment - Facilities and equipment are recorded at cost. Depreciation is charged on the straight-line basis for buildings, furniture and equipment. Leasehold improvements are amortized on the straight-line method over the life of the lease or the life of the improvements, whichever is shorter.

Franchise Rights - The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 years and are renewable at the option of the Company for an additional 15 years. Initial franchise fees were capitalized for accounting purposes and are amortized over their estimated economic life of 30 years on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, are recorded as operating expenses as incurred.

Skipper's, Inc. granted franchise rights for a term of 20 years to private operators in exchange for an initial franchise fee which was not recognized as income until the pre-opening obligations were satisfied. Royalties based on a percentage of gross sales are recognized on the accrual basis. Skipper's has had no franchising activity for the last several years.

The franchise agreements for Tony Roma's restaurants similarly provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized on the accrual basis, although initial fees are not recognized until the franchisee's restaurant is opened. Franchisees also participate in national and local marketing programs which are managed by the Company but are not included in the accompanying financials.

Goodwill - Goodwill represents the excess of cost over the identifiable net assets of companies acquired and is amortized on the straight-line method over periods ranging from 25 to 40 years.

Income Taxes - The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Deferred taxes arise principally from accelerated amortization of franchise rights for tax purposes and the use of accelerated depreciation for tax purposes.

Earnings Per Share - Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive common stock warrants and options, reduced by the number of shares which could be purchased with proceeds from the exercise of such warrants and options. Earnings per share attributable to prior years have been restated to reflect the effect of the fiscal 1992 Class B Common stock dividend. Per share amounts are not materially different on a fully diluted basis.

Reclassifications - Certain reclasses were made to 1993 balances to conform with the 1994 presentation.

<F2>
(2)   Facilities and Equipment

Facilities and equipment consists of the following:

                              Estimated
                             Useful Life        1994             1993
Land                                        $35,216,000      $35,151,000
Buildings                    15-30 years     56,904,000       55,051,000
Leasehold improvements        5-20 years     45,488,000       37,532,000
Furniture and equipment       3-10 years     87,402,000       80,578,000
Capitalized leases                            5,103,000        4,998,000
Construction in progress                        188,000            9,000
                                            230,301,000      213,319,000
Less accumulated depreciation
and amortization                            (81,541,000)     (66,192,000)
                                           $148,760,000     $147,127,000

<F3>
(3)   Income Taxes

The provision for income taxes consisted of the following:

                               1994            1993         1992
Currently payable:
 Federal                 $6,225,000      $3,435,000    $5,504,000
 State                    1,803,000       1,325,000     1,278,000
                          8,028,000       4,760,000     6,782,000
Deferred:
 Federal                  (727,000)         715,000      (526,000)
 State                     (90,000)          69,000       (56,000)
                          (817,000)         784,000      (582,000)
Provision for
income taxes            $7,211,000       $5,544,000    $6,200,000

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                 1994             1993           1992
Tax computed at
statutory rate                $6,477,000       $4,987,000    $ 5,863,000
Job  tax credits                (695,000)        (660,000)    (1,060,000)
State taxes, net of
  federal effect, and other    1,429,000        1,217,000      1,397,000
Provision for income taxes    $7,211,000       $5,544,000    $ 6,200,000

During 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes. The cumulative effect of change in accounting for income taxes under this standard was not material to the Company's financial statements, and therefore no cumulative effect was reported. The net deferred tax liability of $4,899,000 at March 29, 1994, includes the impact of $7,044,000 of gross deferred tax assets which are expected to be fully realized.

The significant components of the net deferred tax liability at March 29, 1994 consisted of the following:

                            Deferred        Deferred       Total Deferred
                          Tax Assets    Tax Liabilities            Taxes
Depreciation and
amortization               $    ----      $  9,997,000        $9,997,000
Capitalized leases          (649,000)             ----          (649,000)
Loss on disposition of
underperforming assets      (842,000)             ----          (842,000)
Tax credit carryforwards  (1,348,000)             ----        (1,348,000)
Insurance reserves        (2,730,000)             ----        (2,730,000)
Other                     (1,475,000)        1,946,000           471,000
Total                    $(7,044,000)      $11,943,000       $ 4,899,000

For income tax purposes, the Company has available at March 29,1994, jobs tax credit carryforwards of approximately $1,149,000 which, if not previously utilized, will expire in varying amounts during years 2001 through 2004. The utilization of the carryforwards is subject to the ability of the subsidiaries of the Company, from which they originated, to generate taxable income on a separate company basis.

Cash paid for income taxes in fiscal years 1994, 1993, and 1992 was $7,001,000, $5,107,000, and $6,590,000, respectively.

<F4>
(4)   Bank Debt and Senior Notes

Long-term debt consisted of the following:

                                   1994           1994         1993
                                 Carrying      Estimated     Carrying
                                   Value       Fair Value     Value
Revolving credit agreement      $24,140,000    $24,140,000     $430,000
9.19% senior notes                     ----           ----    3,000,000
9.03% senior notes                7,000,000      7,103,000   14,000,000
8.49% senior notes                8,000,000      8,115,000   12,000,000
7.58% senior notes               20,000,000     20,058,000   25,000,000
6.35% senior notes               20,000,000     21,677,000   20,000,000
Other                             3,813,000      3,648,000      299,000
                                 82,953,000    $84,741,000   74,729,000
Less current installments          (630,000)                   (118,000)
Total long-term debt            $82,323,000                 $74,611,000

The Company has a $45,000,000 unsecured revolving credit agreement. Under this agreement, as amended, the Company has the right to borrow, repay and reborrow up to $45,000,000 for the remaining two-year period. The Company may elect to pay interest at the prime rate, LIBOR plus a tiered pricing spread (0.625% at March 29, 1994), an adjusted certificate of deposit rate, or a money market rate. Commitment fees of .25% per annum are paid on the unused balance of the facility and are included in interest expense.

On January 25, 1990, the Company entered into a $35,000,000 note agreement with a major insurance company bearing interest at 9.03% per annum. On March 13, 1991, the Company issued an additional $20,000,000 of 8.49% fixed rate uncollateralized senior notes. On May 15, 1992, the Company issued a $25,000,000, 7.58% fixed rate uncollateralized senior note. On March 30, 1993, the Company privately placed another $20,000,000 note, bearing 6.35% interest, due in the year 2000. Principal payments on this last note begins in fiscal 1997. Each senior note requires annual principal payments equal to 20% of the original principal amount. Proceeds from these notes were used to repay amounts borrowed under the Company's revolving credit agreement. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt.

The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios. The aggregate maturities of long-term debt, excluding capital leases and the revolving credit agreement,
are as follows:   fiscal year 1995 - $16,630,000; fiscal year 1996
- - $9,547,000; fiscal year 1997 - $9,549,000; fiscal year 1998 -
$9,520,000; fiscal year 1999 - $4,522,000; and $9,045,000 in years beyond.

The average amount outstanding on all bank borrowings and senior notes for the year ended March 29, 1994, was $76,785,000 and the maximum borrowings were $95,830,000. Interest expense from bank borrowings and senior notes for fiscal years 1994, 1993, and 1992 was $5,812,000, $5,785,000, and $5,991,000, respectively.
Weighted average interest rates during the same periods were 6.44%, 7.71%, and 8.20%, respectively.

Cash paid for interest in fiscal years 1994, 1993, and 1992 was $6,198,000, $5,882,000, and $7,138,000, respectively.

Statement of Financial Accounting Standards No. 107--Disclosures about the Fair Market Value of Financial Instruments--requires companies to disclose the estimated fair value of financial instruments. The Company's debt consists of non-trading long-term notes with fixed rates maturing over the next seven years and a long-term revolving loan with variable rates. Management has computed the fair market values of the fixed-rate notes based upon an estimated incremental borrowing rate of 7.45%. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company's debt portfolio. Management believes the fair market value of the revolving credit agreement to equal its carrying value, due to its daily rate fluctuation.

<F5>
(5)   Stock Options

At March 29, 1994, the Company has an Amended and Restated 1984 Non-Qualified Stock Option Plan pursuant to which an aggregate of 2,791,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts. At March 29, 1994, 348,108 options on Class A Common and 446,110 options on Class B Common were exercisable.

                           Shares Under Option         Option Price Range
                          Class A       Class B       Class A       Class B
March 26, 1991           1,206,480         ----
Reclassification
  of common stock         (603,240)     603,240
Granted                     29,375      117,525    $9.75-$11.50  $6.75-$11.50
Canceled                   (71,488)     (77,738)
Exercised                  (34,677)     (34,677)    $2.19-$9.00   $2.19-$9.00
March 31, 1992             526,450      608,350

Granted                    235,000      362,700           $6.50   $5.75-$7.50
Canceled                   (39,319)     (67,719)
Exercised                   (5,718)      (5,718)    $5.17-$6.25   $5.17-$6.25
March 30, 1993             716,413      897,613

Granted                       ----      167,050           $6.00
Canceled                   (61,032)    (148,382)
Exercised                   (3,518)      (3,518)    $2.19-$5.42   $2.19-$5.42
March 29, 1994             651,863      912,763

On July 30, 1991, the Company's then existing common stock was reclassified as voting Class A Common, and on July 31, 1992, the Company declared a dividend of one share of non-voting Class B Common for each share of Class A Common. The above table has been adjusted to give effect to the reclassification of common stock and the Class B Common dividend.


(6)   Profit Sharing Plan

The Company discontinued its Simplified Employee Benefit Plan and, effective July 1, 1992, instituted the National Pizza Company Profit Sharing Plan. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company's contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $477,000 for calendar year 1993 and $719,000 for the calendar year 1992 and prior.

<F7>
(7)   Commitments

The Company leases certain restaurant equipment and buildings under capitalized and operating leases. Rent expense for fiscal years 1994, 1993, and 1992 was $11,923,000, $9,998,000 and
$10,485,000, respectively, including additional rentals of approximately $1,344,000 in 1994, $978,000 in 1993 and $1,168,000
in 1992. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company's leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations.

Facilities and equipment accounts include the following amounts for leases that were capitalized:

                                              1994             1993
Buildings                                $ 3,997,000      $ 4,998,000
Equipment                                  1,106,000             ----
Less accumulated amortization             (1,612,000)      (1,564,000)
Net leased facilities and equipment      $ 3,491,000       $3,434,000

Minimum lease payments for the next five years at March 29, 1994 consisted of:

Fiscal Year                    Capital Leases   Operating Leases    Total
1995                              $ 1,340,000      $  9,275,000   $10,615,000
1996                                1,324,000         8,364,000     9,688,000
1997                                  842,000         7,364,000     8,206,000
1998                                  714,000         6,161,000     6,875,000
1999                                  622,000         5,208,000     5,830,000
Thereafter                          4,536,000        27,304,000    31,840,000
Total minimum lease commitments     9,378,000       $63,676,000   $73,054,000
Less amounts representing
  implicit interest                (4,207,000)
Present value of net
  minimum lease commitments         5,171,000
Less current portion                 (760,000)
Long-term capital
  lease obligation                $ 4,411,000

During the fiscal year ended March 29, 1994, the Company leased eight properties from Company officers at rental rates comparable to terms the Company could obtain from unrelated lessors. Rental expense under these leases for fiscal years 1994, 1993, and 1992 was $222,000, $477,000, and $444,000, respectively. The Company purchased real estate from an officer of the Company in the amount of $1,456,000 in the fiscal year ended March 29, 1994 and $3,461,000 in the fiscal year ended March 30, 1993. The value of the purchased real estate was determined by an independent certified appraiser. Additionally, the Company leases a corporate aircraft from an officer. Management believes the lease is at least as favorable as could be obtained from unrelated parties. Rental expense incurred under this lease amounted to $258,000 for each of the fiscal years ended March 29, 1994 and March 30, 1993.

For purposes of administering its self-insurance program, the Company has issued three standby letters of credit. One letter of credit for $6,974,000, expiring July 1, 1994, benefits the insurance company which administers the Company's primary workers compensation program. Two additional letters of credit for $250,000 and $100,000 benefit another insurance company and state workers compensation program and expire October 2, 1994 and June 23, 1994, respectively. All claims are routinely paid in the normal course of business and the Company does not anticipate that such instruments will be funded.

<F8>
(8)   Loss on Disposition of Underperforming Assets

During the fourth quarter of fiscal year 1992, the Company recognized a $4,000,000 charge before income taxes for the planned closure of 12 of its Skipper's restaurants located principally in Colorado. The Company believes this charge will be adequate to cover any losses primarily related to the disposal of restaurant facilities and equipment. Total long-term liabilities established for restaurant closures, including reserves established in prior years, were $1,102,000 and $2,104,000 at March 29, 1994 and March
30, 1993, respectively.

Included in other accrued liabilities is $888,000 and $923,000 at March 29, 1994 and March 30, 1993, respectively, related to other current costs of disposing of these restaurants.

<F9>
(9)   Acquisition

On May 18, 1993, the Company executed a definitive stock purchase agreement to acquire all of the outstanding stock of NRH Corporation, owner and franchisor of Tony Roma's restaurants, for an aggregate purchase price of approximately $21,400,000 in cash. The transaction became effective June 9, 1993. The business combination was accounted for as a purchase and, accordingly, the Company tentatively allocated the purchase price as follows:
$16,100,000 to goodwill (amortized primarily over a 25 year period), $11,800,000 to property, plant and equipment (amortized over six to 15 years, depending on the asset's remaining life), $1,190,000 to a non-compete agreement (two year amortization), $551,000 to deferred tax assets, $1,400,000 to other assets, $5,341,000 to net current liabilities and $4,300,000 to long term debt. The results of operations of NRH Corporation were included with the results of the Company from the effective date of the acquisition. The pro forma effect of this acquisition would not be materially different than the results presented herein. Under the terms of the agreement, approximately $2.0 million of the purchase price was placed in an escrow fund to be released incrementally over three years.

On March 29, 1994, NRH Corporation was merged into its operating subsidiary Romacorp, Inc. as part of a restructuring of the NRH
Corporate group.

<F10>
(10)  Subsequent Events

On March 24, 1994, the Company entered into a non-binding memorandum of intent and asset exchange agreement by and between the Company and Pizza Hut, Inc. (PHI) which would extend the Company's Pizza Hut franchise rights through the year 2010. As a part of the agreement, the Company would exchange 84 of its current operating Pizza Hut restaurants and delivery kitchens for 50 Pizza Hut restaurants and delivery kitchens operated by PHI contiguous to the Company's southeastern operating area. No gain or loss would be recognized as a result of this exchange in properties. Approximately $10,000,000 of book basis in the exchanged assets would be recapitalized as franchise rights in connection with the transaction and would be amortized beginning in 1996 over the remaining life of the franchise agreement. Under the Agreement, the Company's royalty payments for all units owned would increase to 4% of gross sales beginning in July, 1996 from the Company's current effective rate of slightly over 2%.

On March 18, 1994, the Company entered into an agreement in principle to acquire 17 Pizza Hut restaurants from another Pizza Hut franchisee. If consummated, the transaction will be funded from the Company's revolving line of credit. Neither the purchase price nor the operations are material to the Company's financial statements. The transaction is expected to close in June, 1994.

The transactions noted above would not have material impact on the financial statements of the Company taken as a whole.

<F11>
(11)  Quarterly Results (unaudited)

Summarized results of operations for each quarter of the last two fiscal years are as follows:

                             First     Second     Third    Fourth     Annual
                            Fiscal     Fiscal    Fiscal    Fiscal     Fiscal
                           Quarter    Quarter   Quarter   Quarter      Total
                           (Dollars in thousands except per share amounts)
Year Ended March 29, 1994
Revenues                   $78,779    $87,759(1)  $83,499  $87,385   $337,422
Gross margin                55,230     62,175      59,151   62,173    238,729
Operating income             6,008      5,980       5,866    7,099     24,953
Net income                   2,674      2,522       2,740    3,359     11,295
Earnings per share         $  0.11    $  0.10     $  0.11  $  0.13     $ 0.45


Year Ended March 30, 1993
Revenues                   $71,646    $70,182     $69,121  $74,484   $285,433
Gross margin                51,059     49,341      49,380   53,101    202,881
Operating income             5,526      4,440       5,349    5,958     21,273
Net income                   2,562      1,764       2,294    2,504      9,124
Earnings per share         $  0.10    $  0.07     $  0.09  $  0.10     $ 0.35

[FN]
(1) Romacorp, Inc., operator and franchisor of Tony Roma's, was acquired on June 8, 1993 and the second fiscal quarter of the year ended
      March 29, 1994, is the first full 13 weeks to reflect its operations.


Report of Management

The management of National Pizza Company has prepared the consolidated financial statements and related financial information included in this Annual Report. Management has the primary responsibility for the integrity of the consolidated financial statements and other financial information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this Annual Report is consistent with the consolidated financial statements.

Management of the Company has established a system of internal accounting controls that provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization.

The consolidated financial statements have been audited by our independent auditors, Ernst & Young, whose unqualified report is presented herein. Their opinion is based upon procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of the system of internal accounting controls and such other tests as deemed necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are fairly presented. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets with the independent auditors at least twice per year to discuss the scope and major findings of the audit. The independent auditors have access to the Audit Committee at any time.


O. Gene Bicknell          J. Mitchell Boyd          James K. Schwartz
Chairman of the Board     President and             Vice President Finance and
                          Chief Executive Officer   Chief Financial Officer


<AUDIT-REPORT>
Report of Ernst & Young
Independent Auditors

The Board of Directors and Stockholders
National Pizza Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of National Pizza Company and Subsidiaries as of March 29, 1994 and March 30, 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Pizza Company and Subsidiaries at March 29, 1994, and March 30, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 29, 1994, in conformity with generally accepted accounting principles.

ERNST & YOUNG
Kansas City, Missouri
May 2, 1994
</AUDIT-REPORT>

STOCKHOLDER DATA

Directors and Corporate Officers

O. Gene Bicknell
Chairman of the Board and Director

Gordon W. Elliott
Vice Chairman and Director

J. Mitchell Boyd
President, Chief Executive Officer and Director

Marty D. Couk
Senior Vice President, Pizza Hut Operations

R. Frank Brown
President, Skipper's, Inc.

Gerald A. Brunotts
President, Romacorp, Inc.

Robert B. Page
Chief Operating Officer, Romacorp, Inc.

James K. Schwartz
Vice President Finance,
Chief Financial Officer, and Treasurer

Robert M. McDevitt
Vice President Marketing

David G. Short
Vice President Legal, Secretary and General Counsel

Frank S. Covvey
Vice President Information and Communication Systems

James K. Villamaria
Risk and Regulatory Counsel

Douglas K. Stuckey
Corporate Controller and Chief Accounting Officer

Melissa A. Radell
Assistant Treasurer

Fran D. Jabara
Director, President of Jabara Ventures Group

Robert E. Cressler
Director, Partner in FRAC Enterprises

John W. Carlin
Director, President of Midwest Superconductivity, Inc.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street
New York, New York  10005

Auditors
Ernst & Young
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

Legal Counsel
Shook, Hardy & Bacon, P.C.
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of American Stock Transfer at the above address.
Stock Information

National Pizza Company's common shares are traded on the NASDAQ stock market under the symbols "PIZA" and "PIZB." In July 1994, the Company anticipates its name and ticker symbols will change to NPC International, Inc. and "NPCIA" and "NPCIB".

For the calendar periods indicated, the following table sets forth the range of high and low closing sale prices.

Calendar Period  Class A Common Stock    Class B Common Stock
                   High        Low          High       Low
1992
First Quarter    10-1/4       6-3/4        9-3/4     6-3/4
Second Quarter    9-1/2           7        8-1/2     6-3/4
Third Quarter         8       6-1/4        7-1/4     5-3/4
Fourth Quarter        7           6        7-1/4     5-3/4

1993
First Quarter     7-1/2           6            7     5-3/4
Second Quarter        8       6-1/4        7-1/4         6
Third Quarter     7-1/4       5-7/8            7     5-1/2
Fourth Quarter    7-1/8           6        6-3/4     5-3/4

1994
First Quarter     7-1/2           6        6-3/4     5-1/4

All prices were adjusted to reflect a stock dividend of one share of non-voting Class B Common stock for each share of voting Class
A Common held on July 31, 1991.

National Pizza's policy is to retain earnings to fund development and growth of the business. The Company has not paid cash dividends during the periods presented and does not contemplate payment of cash dividends within the foreseeable future.

As of April 25, 1994, the approximate number of stockholders was 5,900.


Form 10-K

National Pizza Company's 1994 Form 10-K Annual Report to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Chief Financial Officer, National Pizza Company, 720 West 20th Street, Pittsburg, Kansas 66762.