Form 10-K, Exhibit 13
period 1995-03-28
NPC INTERNATIONAL INC
filed 1995-06-23
CIK 748714

Exhibit 13


NPC INTERNATIONAL, INC.

NPC International, Inc. is the largest Pizza Hut franchisee in the world operating 348 Pizza Hut restaurants and delivery kitchens in nine states, not including 23 Pizza Hut restaurants which were acquired on April 19, 1995. The Company operates and franchises 120 Skipper's quick service seafood restaurants in seven western states and British Columbia. Romacorp, Inc., acquired by the Company on June 8, 1993, operates and franchises 170 Tony Roma's A Place for Ribs restaurants worldwide. Prior to July 1994, the Company was known as National Pizza Company.

The Company's common shares are traded on the NASDAQ Stock Market under the symbols ''NPCIA'' and ''NPCIB.'' On August 8, 1995, the Company anticipates its Class A Stock and Class B Stock will be combined into a new, single class of common stock and adopt the new ticker symbol ''NPCI.''


ANNUAL MEETING

The annual meeting of stockholders of NPC International, Inc. will be held at 10:00 a.m. on August 8, 1995, at the Memorial Auditorium, 503 North Pine Street, Pittsburg, Kansas. Stockholders, vendors and members of the business community are invited to attend the meeting; Class A Common stockholders of record as of June 30, 1995, will be entitled to vote on any issues brought before the group. Class B Common stockholders of record as of June 30, 1995, will also be entitled to vote on the proposed stock recapitalization plan.

FINANCIAL SUMMARY

                                               Fiscal Year Ended
                                 March 28,          March 29,       March 30,
                                     1995               1994            1993

For the Year:

Revenue                        $315,527,000      $336,823,000    $285,433,000
Operating income                 23,790,000        25,193,000      21,273,000
Loss on disposition of
 underperforming assets         (35,000,000)             ----            ----
Income (loss)
  before income taxes           (17,452,000)        18,506,000     14,668,000
Net income (loss)               (15,614,000)        11,295,000      9,124,000
Earnings (loss) per share            $(0.63)             $0.45          $0.35

Performance Measures:

Operating income as a
 percent of revenue                    7.5%              7.5%            7.5%
Income (loss) before
  income taxes as a
  percent of revenue                  (5.5)%             5.5%            5.1%
Net income (loss) as
  a percent of revenue                (4.9)%             3.4%            3.2%
Return (loss) on average
  stockholders' equity               (17.4)%            12.0%           10.3%
Return (loss)
  on average assets                   (7.0)%             5.2%            4.4%



                                    March 28,       March 29,       March 30,
                                        1995            1994            1993

At Year-End:

Total assets                     $220,041,000    $229,112,000    $205,310,000
Long-term debt                     82,850,000      86,734,000      79,078,000
Stockholders' equity               80,287,000      98,987,000      89,436,000
Number of Company units                   481             577             546
Number of franchised units                157             155              18



LETTER TO STOCKHOLDERS

[BIO:] O. Gene Bicknell founded NPC International and its predecessors in 1962 and has served as Chairman of the Board since its beginning. In February 1995 he returned to the position of Chief Executive Officer, a position he had previously held from 1962 to 1993. NPC's executive and administrative offices are located in Pittsburg, Kansas.


To my fellow stockholders,

We made some big changes this year. Last year we informed you that we renewed our franchise agreement with Pizza Hut, Inc. (PHI). This action not only secured NPC International's position as the world's largest Pizza Hut franchisee, but also positioned the Company for growth through acquisition in our flagship pizza division. In completing the agreement, we exchanged a number of properties with PHI, which allowed us to consolidate our operating area to a contiguous block in the southeast United States; however, the transaction netted us 16 fewer units, resulting in a reduction in the number of Pizza Huts operated.

NPC has purchased 42 Pizza Hut units since the renewal, including 23 from PHI in April 1995. This recent acquisition will add over $12,500,000 in annual sales to our revenue base, with no noticeable increases in field and corporate overhead expense. We believe there will be further opportunity to grow our pizza division through acquisition of other franchisees or PHI units.

The Tony Roma acquisition is approaching its second anniversary, and the casual theme restaurant ''Famous for Ribs'' has surpassed every expectation. We plan to further develop this quality brand name, with eight Company units and 14 franchise units expected to be added in the coming year and a total of 500 system-wide units by the end of the year 2000.

We made the decision in January to downsize Skipper's to its original core markets in the Pacific Northwest where the restaurant concept has been successful. We shuttered 77 negative cash flowing or cannibalizing stores to reduce the immediate drain on earnings and cash flow. We recorded a charge  of  $35  million  in the fourth fiscal quarter  to  write  off  the goodwill associated with the 1989 acquisition and to reserve for the anticipated losses from the disposition of the underlying real estate. We remain committed to correcting Skipper's and increasing stockholder value in the process.

Total Company revenue for the fiscal year ended March 28, 1995, was $315,527,000, a decline of $21,296,000 from the $336,823,000 in revenue recorded the prior year. This decline is due to the operation of fewer Pizza Huts than last year, lower BIGFOOT pizza sales (down $18,000,000 from last year), and an $11,887,000 decline in sales at Skipper's, which now operates 44% fewer units than last year. Comparable sales for our Pizza Hut operations were down 5.4%, due again to the comparison against last year's successful BIGFOOT introduction; Skipper's same store sales were down 9.1% and Tony Roma's comparable sales were essentially flat.

Because of the Skipper's charge, NPC's consolidated net losses were $(15,614,000), or $(0.63) per share for the fiscal year ended March 28, 1995. Last year we reported net income of $11,925,000 or $0.45 per share. The effect of this charge was to reduce earnings by $1.07 per share after taxes.

We've made some changes in our key operating management. Jim Schwartz, formerly serving as Executive Vice President and Chief Operating Officer, became President and Chief Operating Officer in February. I retained my position as Chairman of the Board and assumed the duties of Chief Executive Officer, and Troy Cook joined NPC as Vice President Finance and Chief Financial Officer.

The outlook for NPC has perhaps never been brighter. We aim to grow our Pizza Hut franchise through acquisitions and to expand the Tony Roma presence through Company-owned and franchise-unit development. As for Skipper's, we have downsized the chain which should provide an immediate benefit to our bottom line. We will monitor Skipper's closely to ensure that adequate progress is being made and that stockholder value is being best served by our underlying strategy. I am more confident than ever in our ability to grow the Company and create stockholder wealth. I appreciate all of you who stood by the Company during this period as we positioned the Company for growth.


Gene Bicknell
Chairman of the Board
Chief Executive Officer



DISCUSSION WITH KEY OPERATING MANAGEMENT

[BIO:] Jim Schwartz was promoted to President and COO from Executive Vice President and COO in January 1995. He also held the positions of Vice
President Finance, Treasurer and Chief Financial Officer after earlier promotions within the organization.


Q: How do you interpret the Company's results for fiscal 1995?

Jim: Fiscal 1995 was a year of change - change that will lay the foundation for future growth. At Pizza Hut, we did not have a blockbuster product like BIGFOOT to drive sales, so we placed greater emphasis on improving operating controls such as labor utilization and product consistency. As a result, we improved pizza operations' performance, as a percent of revenue, by nearly one half of one percent. Tony Roma's Company restaurants also improved operating performance by over three points. Our real challenge rested with Skipper's; after a moderately successful first quarter, sales and operating results declined significantly, culminating in the decision to close 77 units.


Q: What strategy was employed in the Skipper's restaurants closure?

Jim: We had to reduce the earnings and cash drain the quick service seafood concept was imposing on NPC. We closed the frontier markets, such as Colorado and California, because many of those units did not have sufficient volume to generate positive cash flow. We also closed selected units in areas such as Seattle where some cannibalization was taking place. We feel these measures will significantly improve the concept's cash flow, reduce its losses, and allow us to focus on those markets where Skipper's has been successful in the past. The 106 units which remain open generated just over $1,000,000 in operating profit in fiscal 1995, before overhead allocations. We will closely monitor the concept over the next fiscal year and be prepared to implement alternative strategies to maximize stockholder value if the current course of action does not deliver the expected results.


Q: Where will future growth for NPC come from?

Jim: Our target is 15% to 20% compounded growth in earnings per share over a three-year period. We believe this growth can be, and will be realized from principally two sources. First, we strongly believe that there is significant opportunity to acquire additional Pizza Hut restaurants from PHI and other franchisees. PHI is in the process of re-franchising certain company-owned restaurants. In addition to the stores that will be made available for purchase from PHI, we believe the PHI strategy could also mean more franchisee stores will be available for purchase by other franchisees. Our second avenue for growth will be achieved with aggressive development of the Tony Roma's system worldwide. This growth will be achieved through Company and franchisee development. The Skipper's concept will contribute to earnings ''growth'' through improved operations and, correspondingly, improved bottom line results.


Q: Does NPC have the management expertise to achieve these growth objectives in the highly competitive restaurant industry?

Jim: The Company's key operating personnel collectively have many years of experience in the restaurant industry. The divisional and field management personnel know the restaurant business inside and out, since many of these individuals are promoted from within the organization. Furthermore, through our Company's stock option program, every member of management, from store manager to the chairman, is given incentive to grow the Company and increase stockholder value. We have assembled a capable and talented team and have provided motivation to succeed. In short, we are very confident in their ability to meet our future challenges.


Q: Has NPC's corporate philosophy changed  over the years?

Jim: NPC still possesses today many of the same qualities it had when Gene Bicknell founded the Company in 1962. We remain a conservative company; we believe in minimal corporate structure so we can react quickly to a changing environment. As NPC's new President, I will continue to honor our heritage. I will also continue to emphasize the quality of our service while challenging our Company to grow aggressively and profitably to ensure the ever-increasing value of our Company.



[BIO:] Marty Couk has worked his way through the ranks at NPC's Pizza Hut division, starting as a manager trainee in 1979. He became Senior Vice
President of Pizza Hut Operations in 1993, having served as a Field Specialist, Area General Manager, and Regional Manager. NPC's Pizza Hut Operations are based in Birmingham, Alabama.

Financial highlights: Revenue for Pizza Hut operations for the fiscal year ended March 28, 1995 were $198,583,000, 8.3% lower than the $216,594,000 reported in the prior fiscal year. Despite lower sales, operating profit, as a percent of revenue, improved to 21.7% of fiscal 1995 revenue compared with 21.3% of fiscal 1994 revenue.


Q: Same store sales declined 5.4% in fiscal 1995. How do you view this comparison with the prior year?

Marty: We were coming off some difficult comparisons due to significant growth experienced in fiscal 1994, largely due to the introduction of BIGFOOT pizza and the luncheon buffet. Specifically, fiscal 1994 comparable sales were up 7.3% from fiscal 1993. The lack of any new product news in fiscal 1995 adversely impacted our sales. In fact, the majority of the $18 million decline in pizza operations' sales is attributable to a decline in BIGFOOT sales. In addition, we also had 16 fewer units. This means our ''core'' pizza products actually grew on a comparable basis. Early results from Stuffed Crust pizza look very promising as comparable sales figures, relative to fiscal 1995, are up considerably.


Q: How much can you control your own destiny as a franchisee of Pizza Hut?

Marty: We gladly honor our franchise commitments and enjoy participating in system-wide sponsorships like the NCAA tournament. There are many benefits in being associated with an organization like Pizza Hut and PepsiCo. These organizations are pioneers and market leaders with extensive marketing and product development capabilities. However, there is quite a bit of control NPC can exercise. For example, we control the local advertising in 15 of 27 markets in which we operate through majority store ownership. In addition, we work to be active members of the communities in which we are located. We encourage our managers to get involved in the local community, to make sure their local Pizza Hut restaurant is a good corporate citizen. This has a very positive effect on sales and keeps our name before the public far better than simply inserting coupons in the local newspaper. As a franchisee, we have also historically impacted product development. For example, one of our Birmingham units, along with PHI, developed Smokehouse pizza. Another significant area of ''control'' lies in our constant focus on every restaurant's prime costs--food and labor--which is the driving force in determining profitability.


Q: During fiscal 1995, you traded 84 of your Pizza Hut units for 62 units from your franchisor, not including the acquisition from another franchisee. How did this benefit NPC?

Marty: First and foremost, we extended our franchise agreement through the year 2010 as a result of the swap. Furthermore, we consolidated our operating area by trading our outlying California and Maryland markets for units close to our primary operating base. As a result, we were able to trim two regional offices and other associated field costs. Also, since all of our restaurants are closer together, we have improved our training and operational control. Needless to say, we are pleased with the results of the trade.


Q: Are newly acquired stores assimilated into your Company easily?

Marty: We are well-versed in the process of integrating new units. Last fiscal year alone, we incorporated 68 new units as a result of the PHI swap. Since NPC has the corporate infrastructure already in place, there is rarely a conversion problem we haven't already addressed. We are experienced at integrating Pizza Hut restaurants so that it is completely seamless to the customer. In addition, we are well aware of the opportunity to improve operational efficiencies in newly acquired stores.



[BIO:] Paul Baird joined NPC's family of restaurants and became President of Skipper's, Inc. in March, 1995. Paul has over 20 years experience in the restaurant business, participating in the successful turnarounds of two concepts. Skipper's Company operations are based in Bellevue, Washington.

Financial highlights: Skipper's, Inc. revenue for fiscal 1995 was $69,456,000, a 14.7% decline from the $81,400,000 reported in the prior fiscal year. As a percent of total revenue, the concept fell to a (4.0%) operating loss in fiscal 1995, compared with a 1.6% operating profit based upon 1994 revenue. Same store sales were down 9.1%. The Company closed 77 units in February 1995, recognizing a $35 million charge for the closure and disposition of these underperforming assets.


Q: Now that the Skipper's chain has been downsized to its original core markets, how will the restaurant concept be positioned?

Paul: Skipper's restaurants were a successful venture when they marketed superior quality products--seafood filleted and breaded by hand which costs a bit more because of the extra handling required. I believe a re-emphasis on quality and a ''back-to-the-basics'' mentality is the key to the concept's recovery. People in the Pacific Northwest, where our units are primarily located, simply will not tolerate lower quality products, no
matter  how  low  the  price.   We will deliver  ''quality  products  at  a
reasonable price.'' The name Skipper's will always stand for high quality and quick service, not inferior products served fast.


Q: How will the focus on higher product quality impact your business?

Paul: Believe me, we have heard from some of those individuals participating in our mystery shopper program and other long-time customers. I firmly believe our guests are willing to pay a price commensurate with quality; they remember and desire the premium products we used to sell at Skipper's restaurants. To meet the pre-selected, industry-mandated price points we tinkered with existing products, and our regular customers could tell immediately.


Q: What operational factors will you focus on to turn the concept around?

Paul: I'm confident we can improve the operational aspects of the business without diminishing the quality of our products or service. Our experience has shown that it is the strong commitment to quality food and service that maintains your customer traffic. A customer is much easier to retain and cultivate by providing a pleasurable dining experience. There is a real opportunity for efficiencies in labor scheduling and food costs if we are able to improve our average unit volume. We also recently re-aligned our field supervision network to improve the control exercised by our area managers.


[BIO:] Bob Page became President of Romacorp in 1994. He joined NPC in 1988 in the Pizza Hut division, serving as a Regional Manager and Senior Vice President of Pizza Hut Operations until he moved to Tony Roma's in 1993 as its Chief Operating Officer. Tony Roma's restaurant operations are based in Dallas, Texas.

Financial highlights: The Tony Roma's concept reported revenue of $47,488,000 for the 52 weeks ended March 28, 1995, a 25.2% increase from the $37,919,000 reported for the 42 weeks ended March 29, 1994. Operating profit as a percent of total revenue improved to 16.4% compared with 13.1% of total revenue in the prior fiscal year. Comparable sales were flat.


Q: There are a number of casual theme restaurants competing for your customer's food dollar. What differentiates Tony Roma's restaurants?

Bob: Even though our restaurants offer a complete menu, 97% of our guests rightfully think of us as the place to go for ribs. I think this specialty gives us a distinct competitive advantage in the restaurant industry, especially among those dinner houses that try to be all things to all people; they have no signature menu item to draw customers consistently. Since we are ''Famous for Ribs,'' our customers typically know their destination will be a Tony Roma's restaurant. Dining out should be an event, and we will continue to cater and market to this reputation.


Q: Has the franchising philosophy changed at Roma's since acquisition?

Bob: Because we are a franchisee with our Pizza Hut restaurants and a franchisor at the Skipper's and Tony Roma's concepts, we understand both sides of the franchising relationship. We strongly believe in supporting our franchisees because no one benefits from poor performance in the franchise community. We also feel it is better for one entity to own all restaurants within a given market, to permit flexibility with critical local advertising. Therefore, we favor those franchisees who can support multiple units. We believe there are opportunities in the international arena for rapid growth of the system and will place continued emphasis on recruiting qualified international franchisees.


Q: What are the future plans for the Tony Roma's chain?

Bob: We have definitive plans, of course, for the current year's development. Specifically, we are targeting development of eight Company-owned restaurants and 14 franchised units during fiscal 1996. Beyond that, our plan is to have 500 system-wide Tony Roma restaurants by the end of the year 2000. We will also continue menu development and fine-tuning of our new prototype facility. The prototype design not only provides comfort and service for our guests but promotes maximum efficiency for our staff. The first of this new building design, built in Grapevine, Texas on the outskirts of Dallas, and has been very well received.


[BIO:] Troy Cook joined NPC as Vice President Finance and Chief Financial Officer in February 1995. Prior to that, Troy held financial and operational positions in the food and pharmaceutical fields. He also spent five years with an international accounting firm and is a certified public accountant.

Q: What are NPC's financial goals regarding growth?

Troy: Our primary goal is to generate 15% to 20% compounded earnings per share growth. We believe this goal can be obtained by re-investment of all available cash flow in our business. With losses in the Skipper's concept substantially reduced, and with the opportunities that exist with our Pizza Hut and Tony Roma's restaurants, I believe we are well-positioned to achieve this goal in the future.


Q: Does the Company have access to adequate capital to fund future growth?

Troy: Yes. The Company continues to generate a significant amount of cash flow which is largely available for reinvestment. Specifically, the Company generated $44,780,000 in operating cash flow (operating income plus depreciation and amortization) in fiscal 1995 despite the financial performance at Skipper's. Furthermore, the Company has excellent relationships with its funding sources. We believe this alliance will benefit the Company greatly as we implement our planned growth strategy.


Q: The Company has made a significant investment in technology over the last several years. How does this benefit the organization?

Troy: We know the standard food and labor costs for all three of our restaurant concepts, two of which have software that computes ideal standards to compare with actual results. Restaurant managers get inquiries from the field staff or corporate office whenever costs vary significantly from these standards. Every night, information from the previous day's activities are transmitted to the home office, providing us with a timely analysis of each restaurant's profitability. This allows us to focus on problem areas as soon as they occur rather than several weeks later. This investment has allowed our managers and field personnel to focus on ''our business'' and less on paperwork while actually improving our reporting systems and operational control.




TEN YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

                                         Fiscal Year Ended
                       March 28,  March 29,   March 30,   March 31,  March 26,
                           1995       1994        1993     1992 (1)      1991
Income Statement Data:
Revenue                $315,527   $336,823    $285,433   $298,718    $286,079
Cost of sales            92,392     98,692      82,552     84,722      84,010
Direct labor costs       89,964     97,103      79,829     81,386      71,637
Operating expenses       85,012     88,790      80,475     82,659      78,849
General and
 administrative
  expenses               24,369     27,045      21,304     22,438      21,902
Operating income         23,790     25,193      21,273     27,513      29,681
Interest expense         (6,162)    (6,631)     (6,390)    (6,688)     (6,258)
Loss on disposition
 of underperforming
 assets                 (35,000)      ----        ----     (4,000)       ----
Other income (expense)      (80)       (56)       (215)       420        (152)
Premium on
  conversion of debt       ----       ----        ----       ----        ----
Income (loss)
  before income taxes   (17,452)    18,506      14,668     17,245      23,271
Provision (benefit)
  for income taxes       (1,838)     7,211       5,544      6,200       8,233
Net income (loss)       (15,614)    11,295       9,124     11,045      15,038
Earnings (loss)
per share:
 Primary                  (0.63)      0.45        0.35       0.40        0.54
 Fully  diluted           (0.63)      0.45        0.35       0.40        0.54


                       March 28,  March 29,   March 30,  March 31,   March 26,
                           1995       1994        1993       1992        1991
Year-End Data:
Working capital
  (deficit)            $(11,363)  $(19,620)   $(16,361)  $(13,033)    $(4,890)
Total assets            220,041    229,112     205,310    206,350     200,917
Long-term debt           82,850     86,734      79,078     85,847      86,258
Stockholders' equity     80,287     98,987      89,436     87,091      85,060
Number of
  Company-owned units       481        577         546        560         558
Number of
  franchised units          157        155          18         19          21
Number of employees      10,300     12,500      11,200     11,000      10,900


                                         Fiscal Year Ended
                       March 27,  March 28,   March 29,  March 31,   March 25,
                           1990       1989        1988    1987 (1)       1986
Income Statement Data:
Revenue                $198,382   $141,776    $119,788    $96,479     $68,064
Cost of sales            55,709     39,006      32,987     26,285      19,269
Direct labor costs       48,258     34,689      28,370     22,038      14,900
Operating expenses       52,713     38,591      30,464     24,141      17,032
General and
 administrative
  expenses               15,948     11,850       9,763      8,487       6,263
Operating income         25,754     17,640      18,204     15,528      10,600
Interest expense         (3,515)    (2,630)     (2,940)    (2,518)     (1,215)
Loss on disposition of
 underperforming assets    ----       ----        ----       ----        ----
Other income (expense)      407       (548)       (460)       777         802
Premium on
  conversion of debt       ----       ----        (852)      ----        ----
Income (loss)
  before income taxes    22,646     14,462      13,952     13,787      10,187
Provision (benefit)
  for income taxes        7,900      4,630       5,186      6,400       4,403
Net income (loss)        14,746      9,832       8,766      7,387       5,784
Earnings (loss)
per share:
 Primary                   0.53       0.36        0.33       0.30        0.23
 Fully  diluted            0.53       0.36        0.31       0.28        0.23


                       March 27,  March 28,   March 29,  March 31,   March 25,
                           1990       1989        1988       1987        1986
Year-End Data:
Working capital
  (deficit)            $(11,342)   $(3,687)    $(4,219)   $(5,025)    $12,822
Total assets             171,901    102,971      84,838     75,296     57,937
Long-term debt            66,544     27,720      26,867     37,269     23,037
Stockholders' equity      71,989     56,845      45,707     26,369     26,095
Number of
  Company-owned units        526        321         280        240        165
Number of
  franchised units            30       ----        ----       ----       ----
Number of employees       10,200      6,300       5,600      4,400      2,700


(1) Fiscal year included 53 weeks.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

At March 28, 1995, NPC International, Inc. owned and operated 258 Pizza Hut restaurants and 90 delivery kitchens in nine states. In addition, 22 Pizza Hut restaurants and one delivery kitchen were acquired on April 19, 1995, expanding operations in two additional states. The Company's pizza restaurants are generally free standing, full table service restaurants which offer high quality and moderately priced pizza, pasta, sandwiches and a salad bar. Beverage service includes soft drinks and, in most restaurants, beer. Delivery kitchens provide home delivery and carry out of pizza products, but do not have dining facilities, salad bars or beer.

At March 28, 1995, the Company owned and operated 106 and franchised 14 Skipper's quick-service seafood restaurants in seven western states and British Columbia. Skipper's offers a limited menu including fish, shrimp and clams. Each restaurant features a casual atmosphere with a nautical theme, and beer is served in most locations.

The Company also owned and operated 27 and franchised 143 Tony Roma's restaurants, a casual theme restaurant chain with 131 domestic units in 20 states and 39 international locations as of March 28, 1995. Tony Roma's restaurants offer fully staffed, table service and a varied menu, but are especially ''Famous for Ribs.'' All Tony Roma's restaurants serve alcoholic beverages.


RESULTS OF OPERATIONS

                           Pizza Hut Operations

                                          Fiscal Year Ended
                             March 28, 1995               March 29, 1994
                         Restaurants     Delivery    Restaurants     Delivery

Net restaurant sales    $149,677,000  $48,829,000   $161,667,000  $54,804,000
Net franchise revenue         77,000         ----        123,000         ----
Total revenue           $149,754,000  $48,829,000   $161,790,000  $54,804,000

Percentage of revenue:
  Cost of sales                26.5%        24.8%          26.5%        25.4%
  Direct labor costs           25.7%        32.0%          26.3%        32.9%
  Operating expenses           25.0%        24.8%          24.7%        24.1%
                               77.2%        81.6%          77.5%        82.4%
Operating profit               22.8%        18.4%          22.5%        17.6%

Number of Company units         258           90            266           97

Revenue

Total revenue declined $18 million or 8.3% on a nominal basis and 5.4% on a comparable basis when comparing the fiscal year ended March 28, 1995, with the fiscal year ended March 29, 1994. Much of this decline is attributable to a significant decrease in BIGFOOT sales from the prior year. Sales of the one-foot-by-two-foot pizza declined $18 million on a nominal basis when comparing fiscal 1995 with fiscal 1994. In addition, the Company operated 16 fewer units for most of the current fiscal year as a result of the asset exchange with the Company's franchisor completed August 1994. Total revenue from Pizza Hut operations for the fiscal year ended March 29, 1994, was $216 million, up 6.7% over the prior fiscal year. In comparable restaurants and delivery kitchens open in excess of twelve months, revenue increased approximately 7.3% in fiscal 1994 over the prior fiscal year reflecting continued positive impact from the value-priced BIGFOOT pizza and the luncheon buffet. Fiscal 1994's results also include approximately $910,000 in sales from the Catering operation, which was sold November 18, 1993.

Management anticipates, based on the economic environment and competitive conditions, that comparable unit sales in real dollars will remain about the same or increase slightly in fiscal 1996 due to new product introductions such as Stuffed Crust pizza.

The Company renewed its franchise agreement with its franchisor, Pizza Hut, Inc. (PHI) on June 8, 1994. As part of the renewal and to consolidate operations, the Company exchanged 84 restaurants it owned in the eastern and western United States for 62 PHI-owned units which were near the Company's primary marketing area. As a franchisee in good standing, PHI will allow the Company to submit prospective acquisitions of other Pizza Hut franchisees for approval. Since the agreement was renewed, the Company has purchased 42 Pizza Hut units, including 23 units acquired on April 19, 1995, from PHI. However, the franchisor still retains the right of first refusal on any acquisition submitted in the future. Under the new franchise agreement, the Company's royalty payments for all units owned prior to the renewed franchise agreement will remain at an effective rate of slightly over two percent and increase to four percent of sales beginning in July 1996 through the year 2010. This rate reflects the royalty rate which was proposed by PHI to Pizza Hut franchisees as part of the 1990 Franchise Agreement and is lower than the royalty rate under PHI's current franchise agreement rate. Restaurants acquired will generally be subject to the seller's franchise agreement in effect at the time of purchase.

Costs and Expenses

Cost of sales for the combined Pizza Hut operations, when expressed as a percent of total revenue, remained about the same in the fiscal year ended March 28, 1995 (26.1%) with the same period a year ago (26.2% for the fiscal year ended March 29, 1994). The comparable cost of sales percentage for the fiscal year ended March 29, 1994, increased 0.5% when compared with the 25.7% cost of sales percentage in fiscal 1993. Cost of sales includes food and beverage costs and the expense of paper supplies. Some of this increase from fiscal 1993 to fiscal 1994 is due to the higher costs associated with the luncheon buffet and BIGFOOT pizza, as well as the fluctuation of the price of cheese, which is approximately 40% of food cost.

Direct labor costs decreased to 27.3% of Pizza Hut fiscal 1995 revenue, from 28.0% the prior year. This decrease was due primarily to lower sales of the more-labor intensive BIGFOOT pizza in fiscal 1995. Direct labor for the fiscal year ended March 30, 1993 was 27.6% of revenue. The 0.4%
increase in the labor percentage from fiscal 1993 to fiscal 1994 was primarily due to higher training costs associated with the introduction of BIGFOOT and employee-related costs such as workers compensation.

Overall, operating expenses rose slightly to 25.0% of Pizza Hut fiscal 1995 revenue from 24.6% of total revenue for the prior year. This increase is due to slightly higher repairs and maintenance costs at the restaurants and a lower revenue base. Overall operating expenses in fiscal 1994 were significantly lower than fiscal 1993, or 24.6% of fiscal 1994 revenue compared with 26.2% of fiscal 1993 revenue. This decrease was due to reductions in concept marketing as compared with unit volume sales and the spread of operating expenditures over a larger sales base. Many of the major operating expenses in fiscal 1995 for the Pizza Hut operations are also down on a nominal basis, including advertising ($10.9 million in fiscal 1995, down 8.3% from fiscal 1994), restaurant depreciation and amortization ($7.9 million in fiscal 1995, down 10.5% from last fiscal year), and rent ($5.9 million, down 5.4%). This decrease is partially attributable to the reduction in the number of restaurant units.

                              Skipper's Operations

                                         Fiscal Year Ended
                              March 28, 1995            March 29, 1994

Net restaurant sales            $69,186,000               $81,073,000
Net franchise revenue               270,000                   327,000
Total revenue                   $69,456,000               $81,400,000

Percentage of revenue:
  Cost of sales                       38.1%                     37.1%
  Direct labor costs                  32.4%                     30.7%
  Operating expenses                  33.5%                     30.6%
                                     104.0%                     98.4%
Operating profit (loss)               (4.0)%                     1.6%

Number of Company units                106                       188
Number of franchised units              14                        18


On January 28, 1995, the Company announced that it would take a charge of $35 million before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper's units. Stores which were closed accounted for the following revenue and operating losses for each of the last three fiscal years: fiscal 1995, revenue of $19.6 million and an operating loss of $3.9 million; fiscal 1994, revenue of $25.6 million and an operating loss of $2.8 million; and fiscal 1993, revenue of $25.6 million and an operating loss of $2.0 million. Significant components of the $35 million charge include the impairment of $13.3 million of remaining goodwill associated with the Company's purchase of Skipper's, an expected loss on disposal of owned facilities of $9.9 million, the present value of obligations related to leased facilities of $8.7 million, and $3.1 million in miscellaneous closure costs.

Management   believes  downsizing  the  organization  will  allow   it   to
concentrate on those units and regions it believes can be profitable while it repositions the concept and further refines operations. The 106 Company-owned units which will continue operations accounted for the following revenue and operating profit, before allocation of administrative expenses such as field and corporate office overhead: fiscal 1995, revenue of $49.6 million and an operating profit of $1.1 million; fiscal 1994, revenue of $55.4 million and an operating profit of $4.1 million; and fiscal 1993,
revenue  of  $55.0 million and an operating profit of $3.2 million.   While
management's current plan is to operate these facilities, the Company may consider alternative strategies if improvement is not achieved over the coming 12 months.

As part of this restructuring, Mr. Paul Baird joined Skipper's to assist in the turnaround effort, becoming President on April 30, 1995.

Revenue

Skipper's continued its value pricing strategy from the prior year in an attempt to improve customer traffic. However, guest counts fell approximately 8.9% and comparable sales dropped 9.1% for the fiscal year ended March 28, 1995 when compared with the same store results a year ago. When comparing fiscal 1994 with fiscal 1993, sales were up 0.6% on a nominal basis and 0.5% on a comparable store basis. The concept adopted an ''everyday low price'' strategy early in fiscal 1994 and then tried to promote meals with a higher profit margin, which had an offsetting effect on sales for the year.

Management anticipates, based on the economic environment and competitive conditions, that comparable unit sales in real dollars will compare unfavorably to strong sales in early fiscal 1995 with recovery in the last half of fiscal 1996 as the remaining units are stabilized and new operational controls are put into place.

Costs and Expenses

Cost of sales increased to 38.1% of fiscal 1995 revenue compared with 37.1% of fiscal 1994 revenue due to increased food waste associated with the new food holding system and higher food costs on menu items with lower price points. The food system retrofit of approximately 120 Skipper's units in 1994 reduced serving time in an attempt to improve customer satisfaction. Fiscal 1994's cost of sales percentage increased by 0.3% of revenue when compared with the fiscal year ended March 30, 1993. This increase primarily represents the effect of similar raw product costs on lower menu prices.

Direct labor costs, consisting of wages, taxes and related fringe benefits, increased to 32.4% in the current fiscal year compared with 30.7% in fiscal 1994 because of minimum staffing requirements despite the lower sales base. Labor increased to 30.7% of total revenue for the fiscal year ended March 29, 1994, compared with 28.8% for the prior fiscal year, due to an emphasis placed on improving service and correcting labor inefficiencies associated with implementing Skipper's new service system.

Operating expenses also rose in fiscal 1995, to 33.5% of revenue compared with 30.6% of revenue for the 52 weeks ended March 29, 1994. Part of this increase is attributable to the decline in sales without a corresponding decline in fixed costs such as rent and depreciation. Significant components of operating expenses include advertising ($5.7 million in fiscal 1995, compared with $5.6 million in the prior fiscal year), restaurant depreciation and amortization ($5.5 million in fiscal 1995, down 9.5% when compared with the same period a year ago) and restaurant-related rent expense ($2.6 million, down 13.6% from last year). Operating expenses declined to 30.6% of fiscal 1994 revenue, compared with 32.9% of revenue for the prior fiscal year. When comparing fiscal 1994 with fiscal 1993, there was a 20.3% decline in advertising (to $5.6 million from $7.0 million), a 2.4% decline in restaurant-related depreciation and a 1% decline in rent for the restaurants.

                          Tony Roma's Operations

                         For the 52 Weeks Ended    For the 42 Weeks Ended
                               March 28, 1995           March 29, 1994

Net restaurant sales          $42,137,000                  $33,752,000
Net franchise revenue           5,351,000                    4,167,000
Total revenue                 $47,488,000                  $37,919,000

Percentage of revenue:
  Cost of sales                     29.9%                        30.3%
  Direct labor costs                28.0%                        29.8%
  Operating expenses                25.7%                        26.8%
                                    83.6%                        86.9%
Operating profit                    16.4%                        13.1%

Number of Company units*              25                           24
Number of franchised units           143                          137
* Excludes two units operated as joint ventures which are accounted for under the equity method of accounting.

Revenue

On June 8, 1993, NPC International, Inc. completed its acquisition of NRH Corporation (now Romacorp, Inc.), owner and franchisor of Tony Roma's A Place for Ribs restaurants. Since the acquisition, the Company has focused on promoting the Tony Roma's brand, on gaining efficiencies through the consolidation of backoffice operations, and on working with the franchise community to provide growth for the concept.

Comparable sales for the 52 weeks ended March 28, 1995, were down 0.3% when compared with the similar period in the prior year. Sales in the Company's primary markets of Texas, Florida and California, were up 0.5%, 1.6% and down 2.9%, respectively. Gross franchise revenue, before allocation of certain general and administrative costs related to managing and servicing the franchise business, contributed $8.5 million or 17.9% of total revenue for the 52 weeks ended March 28, 1995, compared with $5.9 million or 15.6% of total revenue for the 42 weeks ended March 29, 1994. Nominal revenue has increased primarily due to the additional ten weeks of activity in the most recent fiscal year. During the fiscal year just ended, the Company opened or purchased three restaurants and closed two underperforming units, while 14 franchise units were added and eight were closed in the same 52 week period ended March 28, 1995. The Company anticipates that eight Company units and 14 franchise units will open during the fiscal year ended March 26, 1996.

Costs and Expenses

Costs of food, labor and operating expenses, when expressed as a percent of total revenue, have all decreased in the fiscal year ended March 28, 1995, when compared with the 42 week period ended March 29, 1994. These expense reductions have been achieved due to improved operating efficiencies established subsequent to the acquisition. In addition, franchise revenue, which does not have significant food or labor components, constitutes a slightly higher portion of total revenue in fiscal 1995.

On a comparable basis, labor has decreased through improved scheduling and a reduction of workers compensation expenses. Operating expenses have been lowered through a decrease in television advertising in the current fiscal year, primarily in the Dallas market, although somewhat mitigated by an increase in print advertising. The Company also closed in January 1994 a money-losing alternative concept that Tony Roma's was testing when it was acquired in June 1993. Major Company expenses incurred include field and administrative salaries ($2.6 million for the 52 weeks ended March 28, 1995, or 5.5% of total revenue compared with 5.5% of total revenue for the 42 weeks ended March 28, 1994), restaurant-related rent ($2.4 million or 5.0% of fiscal 1995 revenue compared with 5.2% in fiscal 1994), and restaurant-related depreciation and amortization ($2.4 million or 5.0% compared with 4.8% in the prior year).


                           Consolidated Results

Overall revenue declined $21.3 million on a nominal basis, or 6.3% for the fiscal year ended March 28, 1995, when compared with the fiscal year ended March 29, 1994. Much of this decline is attributable to an $18 million decline in BIGFOOT sales from the prior year and an $11.9 million nominal decline in revenue at Skipper's, offset by a $9.6 million revenue increase at Tony Roma's.

Accompanying the nominal decline in consolidated revenue, restaurant-related operating profit declined $4.1 million, or 7.8%, offset by a decrease in overall general and administrative costs of $2.7 million, or 9.9%. Individual restaurant-related operating profit was down 6.6% for Pizza Hut and up 57.4% for Tony Roma's, which included ten additional weeks of operations in fiscal 1995. Skipper's went from a $1.3 million restaurant-related operating profit in fiscal 1994 to a $2.8 million loss in the current fiscal year before the restructuring charge.

General and administrative expenses declined to 7.7% of consolidated revenue for the fiscal year ended March 28, 1995, when compared with 8.0% of revenue for the fiscal year ended March 29, 1994. This decline is partly attributable to amortization of BIGFOOT start-up costs becoming fully amortized in the prior year and the reduction in costs associated with consolidating Tony Roma's administrative functions. General and administrative expenses were 7.5% of consolidated revenue for the fiscal year ended March 30, 1993. This increase between fiscal 1993 and fiscal 1994 is primarily due to absorption of administrative costs and amortization of certain intangibles associated with the Tony Roma's acquisition. Major expenses include corporate salaries, amortization of intangible assets, and bank service charges.

In late fiscal 1995, the Company recognized a $35 million pre-tax charge for the planned closure and disposition of 77 underperforming Skipper's restaurants located in six states plus the write-off of $13.3 million in remaining goodwill associated with Skipper's. At March 28, 1995, the balance of this newly-established reserve plus the prior closure reserve established in fiscal 1992 was $20.8 million. Management believes the remaining reserve is adequate to cover the carrying and disposal costs to be incurred on these restaurants.

Interest expense is lower in this fiscal year, dropping to $6.2 million from $6.6 million for the prior year. Fiscal 1994 interest expense was higher when compared with both fiscal 1995 and 1993 due to increased debt associated with the June 8, 1993, acquisition of Tony Roma's.

NPC's income tax provisions for the fiscal years ended 1995, 1994 and 1993 resulted in effective tax rates of 10.5%, 39.0%, and 37.8%, respectively. The March 28, 1995, rate incorporates the write-off of goodwill associated with Skipper's, which is not deductible for tax purposes. Without this adjustment, the Company's fiscal 1995 rate would have been approximately 39.6%. See Note 3 of ''Notes to Consolidated Financial Statements'' for information regarding the differences which cause the effective tax rates to vary from the statutory federal income tax rates. As of March 28, 1995, NPC had a net deferred income tax asset of $2.1 million, compared with a deferred tax liability of $4.9 million at March 29, 1994. The difference in deferred taxes is primarily attributable to the Skipper's closure reserve which was recorded in fiscal 1995. Management has determined that it is more likely than not that this deferred income tax asset, net of the valuation allowances, will be realized based on current income tax laws and expectations of future taxable income stemming from the ordinary operations or the reversal of existing deferred income tax liabilities. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate realization of some or all of these deferred income tax assets.


LIQUIDITY AND CAPITAL RESOURCES

On March 28, 1995, the Company had a working capital deficit of $11.4 million compared with $19.6 million deficit at March 29, 1994, and $16.4 million at March 30, 1993. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its line of credit.

The Company has a $50 million unsecured line of credit, of which $27.6 million was borrowed at year-end. On June 9, 1994, the Company signed a $20 million ''shelf'' facility with a major insurance company, $10 million of which was borrowed on December 20, 1994, at 9.09% and the remaining $10 million available was drawn on April 25, 1995, bearing interest at the rate of 8.02%. The Company anticipates that, subsequent to year-end, the $20 million borrowing limit in the shelf agreement will be increased by an additional $40 million with the opportunity to borrow under the agreement, at the lender's discretion, extended for a period of two years.

The Company anticipates cash flow from operations and additional borrowings will be sufficient to fund continuing expansion and improvements, to service debt obligations and to acquire restaurants in new territories.

CASH FLOWS

Net cash provided by operating activities for fiscal 1995 decreased approximately $7.5 million or 21.7% from operating cash flows for fiscal 1994. This decrease is primarily due to payment of taxes based upon current operating results with the deferral of Skipper's closure reserve to future periods when the disposition losses are anticipated to be realized for tax purposes. Operating cash flow for the fiscal year ended March 29, 1994, was up $2.6 million, or 7.9%, from fiscal 1993, because of an increase in earnings and higher non-cash expenses in fiscal 1994.

Investing activities reflect the stock purchase of NRH Corporation on  June
8,  1993,  for  approximately  $21.4 million.   In  addition,  the  Company
renovated six Tony Roma restaurants in fiscal 1994.

On December 20, 1994, the Company issued a senior note for $10 million, the proceeds of which was used to pay down the unsecured line of credit. No senior notes were issued in the prior fiscal year, and two senior notes totaling $45 million were issued in fiscal 1993.

Management suspended repurchases of the Company's common stock in January 1995, with 454,500 shares still authorized under the stock repurchase program approved by the Board of Directors.


SEASONALITY

As a result of continued concept diversification, the Company has not experienced significant seasonality in its sales. Sales are typically higher at Skipper's in the fourth quarter of the fiscal year, during the Lenten period. Tony Roma's sales are traditionally higher than normal in January to March and lower in July to September.


EFFECTS OF INFLATION

Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws will result in increases in the
Company's labor costs. Legislation mandating health coverage for all employees, if passed, will increase benefit costs since most hourly restaurant employees are not currently covered under Company plans. The Company cannot always effect immediate price increases to offset higher costs and no assurance can be given that the Company will be able to do so in the future.

Increases in interest rates would directly affect the Company's financial results. The Company had $27.6 million in borrowings under its line of credit agreement at a variable market rate at March 28, 1995, as compared with $24.1 million at March 29, 1994. Under the agreement, the Company may select among alternative interest rate options with terms up to six months in length to reduce its interest exposure.


CONSOLIDATED BALANCE SHEETS
NPC International, Inc. and Subsidiaries
                                              March 28,       March 29,
                                                  1995            1994

ASSETS
Current assets:
  Cash and cash equivalents                  $9,971,000       $8,119,000
  Accounts receivable, net of
   $923,000 and $825,000
   reserves, respectively                     2,357,000        3,105,000
  Notes receivable, net of
   $275,000 reserves at
   March 28, 1995, and March 29, 1994           867,000          641,000
  Inventories of food and supplies            3,261,000        3,297,000
  Deferred income tax asset                   5,104,000            ----
  Prepaid expenses and
    other current assets                      2,253,000        2,048,000
     Total current assets                    23,813,000       17,210,000

Facilities and equipment, net               116,190,000      148,498,000
Assets held for sale, net                    18,576,000          262,000

Franchise rights, net                        33,939,000       21,047,000

Goodwill, less accumulated
  amortization of $3,220,000
  and $4,089,000, respectively               18,710,000       33,327,000

Other assets                                  8,813,000        8,768,000
                                           $220,041,000     $229,112,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $16,350,000      $16,200,000
  Payroll taxes                               1,332,000        1,283,000
  Accrued interest                            1,992,000        1,788,000
  Accrued payroll                             2,284,000        3,303,000
  Current portion of
    closure provision                         2,400,000          888,000
  Health and workers compensation
    insurance reserves                        8,268,000        7,008,000
  Other accrued liabilities                   1,242,000        4,970,000
  Current portion of
    long-term debt                            1,308,000        1,390,000
     Total current liabilities               35,176,000       36,830,000

Long-term debt and
  obligations under capital leases           82,850,000       86,734,000
Deferred income tax liability                 2,996,000        4,899,000
Closure provision and
  other deferred items                       18,732,000        1,662,000

Stockholders' equity
  Common stock, $.01 par value
   Class A - 50,000,000 shares
     authorized, 13,849,070 issued              139,000          139,000
   Class B - 50,000,000 shares
     authorized, 13,743,440 issued              137,000          137,000
  Paid-in capital                            22,020,000       22,322,000
  Retained earnings                          80,086,000       95,700,000
                                            102,382,000      118,298,000
  Less treasury stock
     at cost, representing
     1,493,315 and 1,267,124
     shares of Class A Common,
     1,593,871 and 1,312,013
     shares of Class B Common,
     respectively                           (22,095,000)     (19,311,000)
     Total stockholders' equity              80,287,000       98,987,000
                                           $220,041,000     $229,112,000


              See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
NPC International, Inc. and Subsidiaries

                                            Fiscal Year Ended
                             March 28,           March 29,           March 30,
                                 1995                1994                1993

Net sales                $309,829,000        $332,206,000        $284,972,000
Net franchise revenue       5,698,000           4,617,000             461,000
Total revenue             315,527,000         336,823,000         285,433,000

Cost of sales              92,392,000          98,692,000          82,552,000
                          223,135,000         238,131,000         202,881,000

Direct labor costs         89,964,000          97,103,000          79,829,000
Operating expenses         85,012,000          88,790,000          80,475,000
General and
  administrative expenses  24,369,000          27,045,000          21,304,000
                          199,345,000         212,938,000         181,608,000
Operating income           23,790,000          25,193,000          21,273,000

Interest expense           (6,162,000)         (6,631,000)         (6,390,000)
Loss on disposition of
  underperforming assets  (35,000,000)               ----                ----
Other expense                 (80,000)            (56,000)           (215,000)
Income (loss)
  before income taxes     (17,452,000)         18,506,000          14,668,000

Provision (benefit)
  for income taxes:
     Current                5,169,000           8,028,000           4,760,000
     Deferred              (7,007,000)           (817,000)            784,000
                           (1,838,000)          7,211,000           5,544,000
Net income (loss)        $(15,614,000)        $11,295,000          $9,124,000
Earnings (loss) per share      $(0.63)              $0.45               $0.35

Weighted average
shares outstanding         24,763,715          25,167,349          25,903,363


              See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
NPC International, Inc. and Subsidiaries

                                                                                 Total
                    Common Stock         Paid-In     Retained      Treasury   Stockholders'
                  Class A   Class B      Capital     Earnings         Stock      Equity
Balance,
March 31, 1992    $139,000  $137,000  $22,398,000  $75,281,000  $(10,864,000)  $87,091,000

Net income            ----      ----         ----    9,124,000          ----     9,124,000

Acquisition of
treasury stock        ----      ----         ----         ----    (6,791,000)   (6,791,000)

Exercise of
stock options         ----      ----      (30,000)        ----        42,000        12,000

Balance,
March 30, 1993     139,000   137,000   22,368,000   84,405,000   (17,613,000)   89,436,000

Net income            ----      ----         ----   11,295,000          ----    11,295,000

Acquisition of
treasury stock        ----      ----         ----         ----    (1,766,000)   (1,766,000)

Exercise of
stock options         ----      ----      (46,000)        ----        68,000        22,000

Balance,
March 29, 1994     139,000   137,000   22,322,000   95,700,000   (19,311,000)   98,987,000

Net loss              ----      ----         ----  (15,614,000)         ----   (15,614,000)

Acquisition of
treasury stock        ----      ----         ----         ----    (3,256,000)   (3,256,000)

Exercise of
stock options         ----      ----     (302,000)        ----       472,000       170,000

Balance,
March 28, 1995    $139,000  $137,000  $22,020,000  $80,086,000  $(22,095,000)  $80,287,000

              See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
NPC International, Inc. and Subsidiaries

                                                   Fiscal Year Ended
                                        March 28,      March 29,      March 30,
                                           1995           1994           1993
CASH FLOWS PROVIDED
BY OPERATING ACTIVITIES:

Net income                        $(15,614,000)    $11,295,000     $9,124,000
Non-cash items
included in net income:
  Depreciation and amortization      20,990,000     24,008,000     19,329,000
  Deferred income taxes and other    (8,334,000)    (1,791,000)      (789,000)
  Non-cash portion of loss
    on disposition of
     underperforming assets          34,414,000          ----           ----

Change in assets and liabilities,
net of acquisitions:
   Accounts receivable, net             748,000        452,000        (79,000)
   Notes receivable, net               (226,000)      (302,000)       (70,000)
   Inventories of food and supplies    (162,000)       427,000        136,000
   Prepaid expenses and
       other current assets            (748,000)       (56,000)       367,000
   Accounts payable                     150,000          4,000      1,346,000
   Payroll taxes                         49,000        (32,000)      (596,000)
   Accrued interest                     204,000        722,000        605,000
   Accrued payroll                   (1,019,000)      (354,000)       362,000
   Health and workers compensation
     insurance reserves               1,260,000      2,145,000      1,856,000
   Other accrued liabilities         (4,407,000)    (1,666,000)       696,000
     Net cash flows provided
     by operating activities         27,305,000     34,852,000     32,287,000

CASH FLOWS USED
BY INVESTING ACTIVITIES:

Purchase of NRH Corporation,
  net of cash                              ----    (19,370,000)          ----
Capital expenditures, net           (11,067,000)   (13,202,000)   (19,197,000)
Acquisition of business assets, net  (7,803,000)       (61,000)          ----
Changes in other assets, net         (1,474,000)       788,000        617,000
Proceeds from sale
  of capital assets                   1,943,000        565,000      1,136,000
     Net cash flows used by
     investing activities           (18,401,000)   (31,280,000)   (17,444,000)

CASH FLOWS USED
BY FINANCING ACTIVITIES:

Purchase of treasury stock           (3,256,000)    (1,766,000)    (6,791,000)
Net change in
  revolving credit agreements         3,480,000     23,710,000    (36,120,000)
Proceeds from issuance
  of long-term debt                  10,000,000           ----     45,000,000
Payment of long-term debt           (17,446,000)   (24,616,000)   (15,745,000)
Exercise of stock options               170,000         22,000         12,000
     Net cash flows used by
     financing activities            (7,052,000)    (2,650,000)   (13,644,000)
NET CHANGE IN
CASH AND CASH EQUIVALENTS             1,852,000        922,000      1,199,000

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                  8,119,000      7,197,000      5,998,000

CASH AND CASH EQUIVALENTS
AT END OF YEAR                       $9,971,000     $8,119,000     $7,197,000

              See notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NPC International, Inc. and Subsidiaries

(1) Summary of Significant Accounting Policies

Consolidation - The financial statements include the accounts of NPC International, Inc. and Subsidiaries (the ''Company'') and its wholly owned subsidiaries. All significant intercompany transactions are eliminated.

Fiscal Year - The Company operates on a 52 or 53 week fiscal year ending on the last Tuesday in March. The fiscal years ended March 28, 1995, March 29, 1994, and March 30, 1993, each contained 52 weeks.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. At March 28, 1995, and March 29, 1994, substantially all cash was in the form of depository accounts.

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

Assets held for sale - As of March 28, 1995, the Company is holding approximately 80 Skipper's units which it plans to sell or lease. Nearly all of these units were closed in February, 1995.

Franchise Rights - The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 years and are renewable at the option of the Company for an additional 15 years. Franchise fees were capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement, including the renewal period. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, are recorded as operating expenses as incurred.

Skipper's, Inc. granted franchise rights for a term of 20 years to private operators in exchange for an initial franchise fee which was not recognized as income until the pre-opening obligations were satisfied. Royalties based on a percentage of gross sales are recognized on the accrual basis. Skipper's has had no franchising activity for the last several years.

The franchise agreements for Tony Roma's restaurants similarly provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized on the accrual basis, although initial fees are not recognized until the franchisee's restaurant is opened. Franchisees also participate in national and local marketing programs which are managed by the Company but are not included in the accompanying financial statements.

Goodwill - Goodwill represents the excess of cost over the identifiable net assets of companies acquired and is amortized on the straight-line method over periods ranging from 25 to 40 years. During 1995, the Company wrote off $13,366,000 in remaining goodwill associated with Skipper's acquisition based on an assessment of undiscounted cash flows and other factors.

The Company periodically evaluates the existence of potential impairment of goodwill by assessing whether the carrying value of goodwill is fully recoverable from projected, undiscounted net cash flows from the underlying operations.

Income Taxes - The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Deferred taxes arise principally from accelerated amortization of franchise rights for tax purposes, the use of accelerated depreciation for tax purposes, and the deferral of tax deductions for the insurance and closure reserves accrued for financial statement purposes.

Earnings Per Share - Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive common stock options, reduced by the number of shares which could be purchased with proceeds from the exercise of such options. Earnings per share attributable to prior years have been restated to reflect the effect of the fiscal 1992 Class B Common stock dividend. Per share amounts are not materially different on a fully diluted basis.

Reclassifications - Certain reclasses were made to prior balances to conform with the current year presentation.


(2)  Facilities and Equipment

Facilities and equipment consists of the following:


                               Estimated
                              Useful Life  March 28, 1995   March 29, 1994

Land                                          $27,271,000      $35,126,000
Buildings                     15-30 years      45,928,000       56,714,000
Leasehold improvements        5-20 years       35,264,000       45,488,000
Furniture and equipment       3-10 years       68,672,000       87,392,000
Capitalized leases                              4,575,000        5,103,000
Construction in progress                        1,548,000          188,000
                                              183,258,000      230,011,000
Less accumulated
depreciation and amortization                 (67,068,000)      81,513,000)
Net facilities and equipment                 $116,190,000     $148,498,000


(3)  Income Taxes

The provision (benefit) for income taxes consisted of the following:

                         March 28, 1995   March 29, 1994     March 30, 1993
Currently payable:
Federal                     $3,923,000      $6,225,000          $3,435,000
  State                      1,246,000       1,803,000           1,325,000
                             5,169,000       8,028,000           4,760,000
Deferred:
  Federal                   (5,767,000)       (727,000)            715,000
  State                     (1,240,000)        (90,000)             69,000
                            (7,007,000)       (817,000)            784,000
Provision (benefit)
  for income taxes         $(1,838,000)     $7,211,000          $5,544,000

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                        Fiscal Year Ended
                        March 28, 1995    March 29, 1994      March 30, 1993
Tax computed at
  statutory rate          $(6,108,000)       $6,477,000          $4,987,000
Write-off of
  Skipper's goodwill        4,665,000               ---                ---
Tax credits                  (857,000)         (695,000)           (660,000)
State taxes, net
  of federal effect,
  and other                   462,000         1,429,000           1,217,000
Provision (benefit)
  for income taxes        $(1,838,000)       $7,211,000          $5,544,000


The significant components of the deferred tax asset and liability at March 28, 1995, and March 29, 1994, consisted of the following:

                                  March 28, 1995           March 29, 1994
                              Deferred    Deferred      Deferred    Deferred
                                Tax         Tax            Tax        Tax
                               Assets   Liabilities      Assets   Liabilities
Depreciation
  and amortization          $       ---  $11,320,000    $     ---   $9,997,000
Closure reserve              (8,187,000)        ----     (842,000)        ----
Capitalized leases             (625,000)        ----     (649,000)        ----
Tax credit carryforwards     (1,348,000)        ----   (1,348,000)        ----
Insurance reserves           (3,036,000)        ----   (2,730,000)        ----
Other                        (2,016,000)     281,000   (2,842,000)   1,946,000
Subtotal                    (15,212,000)  11,601,000   (8,411,000)  11,943,000
Valuation allowances          1,503,000         ----    1,367,000         ----
Total deferred tax
  assets and liabilities   $(13,709,000) $11,601,000  $(7,044,000) $11,943,000

For income tax purposes, the Company has available at March 28, 1995, jobs tax credit carryforwards of approximately $1,149,000 which, if not previously utilized, will expire in varying amounts during years 2001 through 2004. The utilization of the carryforwards is subject to the ability of the subsidiaries of the Company, from which they originated, to generate taxable income on a separate company basis. In the fiscal year ended March 28, 1995, the Company added a $136,000 valuation allowance relating to an unused capital loss carryover which expires on March 26, 1996.

Cash paid for income taxes in fiscal years 1995, 1994, and 1993 was $8,542,000, $7,001,000, and $5,107,000, respectively.


(4)  Bank Debt and Senior Notes

Long-term debt consisted of the following:

                                 March 28, 1995           March 29, 1994
                              Carrying   Estimated     Carrying    Estimated
                                Value    Fair Value      Value    Fair Value

Revolving credit agreement  $27,620,000 $27,620,000   $24,140,000 $24,140,000
9.09% senior notes           10,000,000   8,778,000         ----         ----
9.03% senior notes                 ----         ----    7,000,000   7,103,000
8.49% senior notes            4,000,000   4,014,000     8,000,000   8,115,000
7.58% senior notes           15,000,000  14,857,000    20,000,000  20,058,000
6.35% senior notes           20,000,000  16,327,000    20,000,000  21,677,000
Other                         3,182,000   3,268,000     3,813,000   3,648,000
                             79,802,000 $74,864,000    82,953,000 $84,741,000
Less current installments      (547,000)                 (630,000)
Total long-term debt        $79,255,000               $82,323,000

The Company has a $50,000,000 unsecured revolving credit agreement. Under this agreement, as amended, the Company has the right to borrow, repay and reborrow up to $50,000,000 until August 10, 1997. The Company may elect to pay interest at the prime rate, the Interbank rate or a money market rate (7.0% at March 28, 1995). Commitment fees of .25% per annum are paid on the unused balance of the facility and are included in interest expense. One debt covenant under the revolving credit agreement was waived at March 28, 1995, due to the Skipper's charge in the fourth fiscal quarter.

The Company has privately placed the following long-term uncollateralized senior notes:

 Date         Principal       Carrying      Interest     Principal Payments
 Issued         Value          Value          Rate        Begin      End
 3/13/91   $20,000,000      $4,000,000        8.49%       3/92       3/96
 5/15/92    25,000,000      15,000,000        7.58        5/93       5/97
 3/30/93    20,000,000      20,000,000        6.35        4/96       4/00
12/20/94    10,000,000      10,000,000        9.09       10/97      10/01


Each senior note requires annual principal payments equal to 20% of the original principal amount. Proceeds from these notes were used to repay amounts borrowed under the Company's revolving credit agreement. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt. On June 9, 1994, the Company signed a $20,000,000 shelf placement facility with a major insurance company, $10,000,000 of which was borrowed on December 21, 1994, and the remaining $10,000,000 borrowed on April 25, 1995. This latter note bears interest at a rate of 8.02%, with principal payments beginning in 1998 and ending in the year 2002. The Company anticipates that, subsequent to year-end, the $20 million borrowing limit in the shelf agreement will be increased by an additional $40 million with the opportunity to borrow under the agreement, at the lender's discretion, extended for a period of two years.

The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios and a minimum net worth. The aggregate maturities of long-term debt, excluding capital leases and the revolving credit agreement, are as follows: fiscal year 1996 - $9,547,000; fiscal year 1997 - $9,549,000; fiscal year 1998 -
$11,520,000;  fiscal year 1999 - $6,522,000; fiscal 2000 -  $6,524,000  and
$8,520,000 in years beyond.

The average amount outstanding on all bank borrowings and senior notes for the year ended March 28, 1995, was $77,880,000 and the maximum borrowings were $86,060,000. Interest expense from bank borrowings and senior notes for fiscal years 1995, 1994, and 1993 was $5,331,000, $5,812,000 and
$5,785,000, respectively. Weighted average interest rates during the same periods were 7.36%, 6.44% and 7.71%, respectively.

Cash paid for interest in fiscal years 1995, 1994, and 1993 was $5,957,000, $6,198,000 and $5,882,000, respectively.

Statement of Financial Accounting Standards No. 107--Disclosures about the Fair Market Value of Financial Instruments--requires companies to disclose the estimated fair value of financial instruments. The Company's debt consists of non-trading long-term notes with fixed rates maturing over the next seven years and a long-term revolving loan with variable rates. Management has computed the fair market values of the fixed-rate notes based upon an estimated incremental borrowing rate of 8.11%. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company's debt portfolio. Management believes the fair market value of the revolving credit agreement to equal its carrying value, due to its daily rate fluctuation.


(5)  Stock Options

At March 28, 1995, the Company has a 1994 Non-Qualified Stock Option Plan pursuant to which an aggregate of 2,791,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts. At March 28, 1995, 469,874 options on Class A Common and 557,549 options on Class B Common were exercisable.



                      Shares Under Option            Option Price Range
                       Class A   Class B         Class A           Class B
March 31, 1992         526,450    608,350
  Granted              235,000    362,700        $6.50            $5.75-$7.50
  Canceled             (39,319)   (67,719)
  Exercised             (5,718)    (5,718)       $5.17-$6.25      $5.17-$6.25

March 30, 1993         716,413    897,613
  Granted                 ----    167,050                         $6.00
  Canceled             (61,032)  (148,382)
  Exercised             (3,518)    (3,518)       $2.19-$5.42      $2.19-$5.42

March 29, 1994         651,863    912,763
  Granted                 ----    364,500                         $5.00-$6.00
  Canceled             (39,010)  (255,048)
  Exercised            (20,885)   (20,977)       $1.94-$6.25      $1.94-$6.25
March 28, 1995         591,968  1,001,238


(6)  Profit Sharing Plan

The Company instituted the NPC International, Inc. Profit Sharing Plan on July 1, 1992. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company's contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $517,000, $477,000 and $719,000 for calendar years 1994, 1993, and 1992 and prior, respectively.


(7)  Commitments

The Company leases certain restaurant equipment and buildings under capitalized and operating leases. Rent expense for fiscal years 1995, 1994, and 1993 was $11,410,000, $11,925,000, and $9,998,000, respectively, including additional rentals of approximately $1,030,000 in 1995, $1,344,000 in 1994, and $978,000 in 1993. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company's leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations.

Facilities and equipment accounts include the following amounts for capital leases:

                           March 28, 1995          March 29, 1994

Buildings                     $3,469,000              $3,997,000
Equipment                      1,106,000               1,106,000
Less accumulated
  amortization                (1,767,000)             (1,612,000)
Net leased facilities
  and equipment               $2,808,000              $3,491,000

Minimum lease payments for the next five years at March 28, 1995, consisted of:

Fiscal Year                    Capital Leases  Operating Leases    Total
1996                              $1,302,000       $8,360,000      $9,662,000
1997                                 816,000        7,470,000       8,286,000
1998                                 702,000        6,207,000       6,909,000
1999                                 603,000        5,175,000       5,778,000
2000                                 533,000        4,355,000       4,888,000
Thereafter                         3,808,000       22,564,000      26,372,000
Total minimum
  lease commitments                7,764,000      $54,131,000     $61,895,000
Less amounts
  representing
  implicit interest               (3,408,000)
Present value of net
  minimum lease commitments        4,356,000
Less current portion                (761,000)
Long-term capital
  lease obligation                $3,595,000

During the fiscal year ended March 28, 1995, the Company leased six properties from Company officers at rental rates comparable to terms the Company could obtain from unrelated lessors. Rental expense under these leases for fiscal years 1995, 1994, and 1993 was $106,000, $222,000, and
$477,000, respectively. The Company purchased real estate from an officer of the Company or his affiliate in the amount of $800,000, $1,456,000, and $3,461,000 in the fiscal years ended March 28, 1995, March 29, 1994, and March 30, 1993, respectively. The value of the purchased real estate was determined by an independent certified appraiser. Additionally, the Company leased a corporate aircraft from an officer for part of the fiscal year. Management believes the lease is at least as favorable as could be obtained from unrelated parties. Rental expense incurred under this lease amounted to $194,000 in fiscal 1995 and $258,000 for each of the fiscal years ended March 29, 1994 and March 30, 1993.

For purposes of administering its self-insurance program, the Company has issued three standby letters of credit. One letter of credit for $9,025,000, expiring July 1, 1995, benefits the insurance company which administers the Company's primary workers compensation program. Two additional letters of credit for $250,000 and $100,000 benefit another insurance company and state workers compensation program and expire October 2, 1995 and June 23, 1995, respectively. All claims are routinely paid in the normal course of business and the Company does not anticipate that such instruments will be funded.


(8)  Loss on Disposition of Underperforming Assets

On January 28, 1995, the Company announced that it would take a charge of $35,000,000 before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper's units. Significant components of the $35,000,000 charge include the impairment of $13,336,000 of remaining goodwill associated with the Company's purchase of Skipper's in 1989, an expected loss on disposal of owned facilities of $9,910,000, the present value of obligations related to leased facilities of $8,659,000, and $3,095,000 in miscellaneous closure costs.

Stores which were closed accounted for the following revenue and operating losses, before allocation of general and administrative expenses such as field and corporate office overhead, for each of the last three fiscal years: fiscal 1995, revenue of $19,647,000 and an operating loss of $3,845,000; fiscal 1994, revenue of $25,621,000 and an operating loss of $2,772,000; and fiscal 1993, revenue of $25,621,000 and an operating loss of $2,000,000.

As of March 28, 1995, approximately $586,000 in cash had been spent for rent, tax, and other closure expenses, including severance pay for those affected by the closures. In addition, three units remain to be sold or leased from the March, 1992 closure. Total long-term liabilities established for restaurant closures, including reserves established in prior years, were $18,397,000 and $1,102,000 at March 28, 1995 and March 29, 1994, respectively.

Included in other accrued liabilities is $2,400,000 and $888,000 at March 28, 1995 and March 29, 1994, respectively, related to other current costs of disposing of these restaurants. The Company anticipates substantially all units will be subleased or disposed by March, 1997.


(9)  Acquisition

On June 8, 1993, the Company executed a definitive stock purchase agreement to acquire all of the outstanding stock of NRH Corporation, owner and franchisor of Tony Roma's restaurants, for an aggregate purchase price of approximately $21,400,000 in cash. The business combination was accounted for as a purchase and, accordingly, the Company tentatively allocated the purchase price as follows: $16,100,000 to goodwill (amortized primarily over a 25 year period), $11,800,000 to property, plant and equipment (amortized over six to 15 years, depending on the asset's remaining life), $1,190,000 to a non-compete agreement (two year amortization), $551,000 to deferred tax assets, $1,400,000 to other assets, $5,344,000 to net current liabilities and $4,300,000 to long-term debt. The results of operations of NRH Corporation were included in the results of the Company from the effective date of the acquisition. The proforma effect of this acquisition would not be materially different than the results presented herein. On
March 29, 1994, NRH Corporation was merged into its operating subsidiary Romacorp, Inc. as part of a restructuring of the NRH Corporate group.


(10)      Asset Exchange Agreement

On August 3, 1994, the Company completed an asset exchange agreement with Pizza Hut, Inc. (PHI) which extended the Company's Pizza Hut franchise rights through the year 2010. As a part of the agreement, the Company exchanged 84 of its Pizza Hut restaurants and delivery kitchens for 62 Pizza Hut units operated by PHI plus cash of $3,490,000. No gain or loss was recognized as a result of the transaction. Book basis in certain of the exchanged assets, composed of $6,878,000 in fixed assets, $2,395,000 in unamortized franchise rights, and $675,000 in other intangible assets, was recapitalized as $9,948,000 in new franchise rights to be amortized beginning in 1996 over the life of the franchise agreement and renewal period. Under the Agreement, the Company's royalty payments for all units owned at that time would increase to four percent of gross sales beginning in July, 1996, from the Company's current effective rate of slightly over two percent. The Agreement also involved the concurrent acquisition of seventeen Pizza Hut restaurants from another Pizza Hut franchisee, six of which were retained by the Company with the remainder included in the exchange transaction above.


(11) Subsequent Acquisition

The Company announced subsequent to year-end that it acquired 22 Pizza Hut restaurants and one delivery kitchen in eight states from Pizza Hut, Inc. The transaction was completed on April 19, 1995, and did not have a material impact on the financial statements taken as a whole.


(12) Quarterly Results (unaudited)

Summarized results of operations for each quarter of the last two fiscal years are as follows:
(Dollars in thousands except per share amounts)

                        First       Second        Third     Fourth    Annual
                       Fiscal       Fiscal       Fiscal     Fiscal    Fiscal
                      Quarter      Quarter      Quarter    Quarter     Total

Year Ended March 28, 1995
Revenue               $84,457       $78,472     $77,159    $75,439   $315,527
Gross margin           60,090        55,918      54,265     52,862    223,135
Operating income        7,611         6,344       4,998      4,837     23,790
Net income (loss)       3,755         2,955       2,158    (24,482)   (15,614)
Earnings (loss)
  per share             $0.15         $0.12       $0.09     $(0.99)    $(0.63)

Year Ended March 29, 1994
Revenue               $78,779       $87,422(1)  $83,287    $87,335   $336,823
Gross margin           55,230        61,679      59,113     62,109    238,131
Operating income        6,008         6,001       6,084      7,100     25,193
Net income              2,674         2,522       2,740      3,359     11,295
Earnings per share      $0.11         $0.10       $0.11      $0.13      $0.45

(1) Romacorp, Inc., operator and franchisor of Tony Roma's, was acquired on June 8, 1993. The second fiscal quarter ended September 28, 1993, is the first full 13 weeks to reflect its operations.


Report of Management

The management of NPC International, Inc. has prepared the consolidated financial statements and related financial information included in this Annual Report. Management has the primary responsibility for the integrity of the consolidated financial statements and other financial information. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles consistently applied in all material respects and reflect estimates and judgments by management where necessary. Financial information included throughout this Annual Report is consistent with the consolidated financial statements.

Management of the Company has established a system of internal accounting controls that provides reasonable assurance that assets are properly safeguarded and accounted for and that transactions are executed in accordance with management's authorization.

The consolidated financial statements have been audited by our independent auditors, Ernst & Young LLP, whose unqualified report is presented herein. Their opinion is based upon procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of the system of internal accounting controls and such other tests as deemed necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements  are  fairly presented.  The Audit Committee  of  the  Board  of
Directors, consisting solely of outside directors, meets with the independent auditors at least twice per year to discuss the scope and major findings of the audit. The independent auditors have access to the Audit Committee at any time.



O. Gene Bicknell         James K. Schwartz          Troy D. Cook
Chairman of the          President                  Vice President
Board and                and                        Finance and
Chief Executive          Chief Operating            Chief Financial
Officer                  Officer                    Officer




Report of Ernst & Young LLP
Independent Auditors

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries.

We have audited the accompanying consolidated balance sheets of NPC International, Inc. (formerly National Pizza Company) and Subsidiaries as of March 28, 1995, and March 29, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 28, 1995, and March 29, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 28, 1995, in conformity with generally accepted accounting principles.


                                                       ERNST & YOUNG LLP
Kansas City, Missouri
May 4, 1995



STOCKHOLDER DATA

Directors, Corporate Officers and Key Personnel

O. Gene Bicknell
Chairman of the Board,
Chief Executive Officer, and Director

James K. Schwartz
President and Chief Operating Officer

Marty D. Couk
Senior Vice President, Pizza Hut Operations

Robert B. Page
President, Romacorp, Inc.

Paul R. Baird
President, Skipper's, Inc.

Troy D. Cook
Vice President Finance, Chief Financial Officer,
Treasurer and Assistant Secretary

David G. Short
Vice President, Legal and Secretary

Frank S. Covvey
Vice President, Information and Communication Systems

James K. Villamaria
Risk and Regulatory Counsel

Douglas K. Stuckey
Corporate Controller and Chief Accounting Officer

Gordon W. Elliott
Vice Chairman and Director

Fran D. Jabara
Director, President of Jabara Ventures Group

Robert E. Cressler
Director, Partner in FRAC Enterprises

John W. Carlin
Director, Archivist of the United States of America


Auditors
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

Legal Counsel
Shook, Hardy & Bacon, P.C.
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

Registrar and Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of American Stock Transfer at the above address.


Stock Information

NPC  International, Inc.'s common shares are traded on the NASDAQ
Stock Market under the symbols ''NPCIA'' and ''NPCIB.'' On August 8, 1995, the Company anticipates its Class A common stock and Class B common stock will be combined into a new, single class of common stock and adopt the new ticker symbol, ''NPCI.''


For the calendar periods indicated, the following table sets forth the range of high and low closing sale prices.

Calendar Period   Class A Common Stock           Class B Common Stock
                     High         Low              High           Low
1993
First Quarter      $7-1/2           $6               $7          $5-3/4
Second Quarter          8        6-1/4            7-1/4          6
Third Quarter       7-1/4        5-7/8                7          5-1/2
Fourth Quarter      7-1/8            6            6-3/4          5-3/4

1994
First Quarter       7-1/2            6            6-3/4          5-1/4
Second Quarter          7            5            6-1/4          4-5/8
Third Quarter     6-15/16        5-1/2            6-3/4          5-1/4
Fourth Quarter      6-7/8        5-3/8            6-1/2          5-3/8

1995
First Quarter       6-1/2            5            5-5/8          4-3/4


NPC International, Inc.'s policy is to retain earnings to fund development and growth of the business. The Company has not paid cash dividends during the periods presented and does not contemplate payment of a recurring cash dividend in future periods. On August 8, 1995, however, the Company anticipates stockholder approval of a special cash dividend of $0.421875 per Class A share (to stockholders of record on August 8, 1995) in connection with the concurrent approval of a stock recapitalization plan.

As of April 25, 1995, the approximate number of stockholders was 6,100, including an estimated number of individual participants in security position listings.


Form 10-K

NPC International, Inc.'s 1995 Form 10-K Annual Report to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Chief Financial Officer, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762.