Form 10-K/A, Exhibit 13
period 1995-03-28
NPC INTERNATIONAL INC
filed 1995-07-24
CIK 748714

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

The Company's common shares are traded on the NASDAQ Stock Market under the symbols ''NPCIA'' and ''NPCIB.'' In August 1995, the Company anticipates its Class A Stock and Class B Stock will be combined into a new, single class of common stock and adopt the new ticker symbol ''NPCI.''



FINANCIAL SUMMARY

                                               Fiscal Year Ended
                                 March 28,          March 29,       March 30,
                                     1995               1994            1993

For the Year:

Revenue                        $315,527,000      $336,823,000    $285,433,000
Operating income                 23,790,000        25,193,000      21,273,000
Loss on disposition of
 underperforming assets         (35,000,000)             ----            ----
Income (loss)
  before income taxes           (17,452,000)        18,506,000     14,668,000
Net income (loss)               (15,614,000)        11,295,000      9,124,000
Earnings (loss) per share            $(0.63)             $0.45          $0.35

Performance Measures:

Operating income as a
 percent of revenue                    7.5%              7.5%            7.5%
Income (loss) before
  income taxes as a
  percent of revenue                  (5.5)%             5.5%            5.1%
Net income (loss) as
  a percent of revenue                (4.9)%             3.4%            3.2%
Return (loss) on average
  stockholders' equity               (17.4)%            12.0%           10.3%
Return (loss)
  on average assets                   (7.1)%             5.2%            4.4%



                                    March 28,       March 29,       March 30,
                                        1995            1994            1993

At Year-End:

Total assets                     $209,182,000    $229,112,000    $205,310,000
Long-term debt                     82,850,000      86,734,000      79,078,000
Stockholders' equity               80,287,000      98,987,000      89,436,000
Number of Company units                   481             577             546
Number of franchised units                157             155              18



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

We recently celebrated the second anniversary of the Tony
Roma's acquisition,  and  the
casual theme restaurant ''Famous for Ribs'' has surpassed every expectation. We plan to further develop this quality brand name, with eight Company units and 14 franchise units expected to be added in the coming year and a total of 500 system-wide units by the end of the year 2000.

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

We've made some changes in our key operating management. Jim Schwartz, formerly serving as Executive Vice President and Chief Operating Officer, became President and Chief Operating Officer in January. I retained my position as Chairman of the Board and assumed the duties of Chief Executive Officer, and Troy Cook joined NPC as Vice President Finance and Chief Financial Officer.

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

Financial highlights: Revenue for Pizza Hut operations for the fiscal year ended March 28, 1995 was $198,583,000, 8.3% lower than the $216,594,000 reported in the prior fiscal year. Despite lower sales, operating profit, as a percent of revenue, improved to 21.7% of fiscal 1995 revenue compared with 21.3% of fiscal 1994 revenue.


Q: Same store sales declined 5.4% in fiscal 1995. How do you view this comparison with the prior year?

Marty: We were coming off some difficult comparisons due to significant growth experienced in fiscal 1994, largely due to the introduction of BIGFOOT pizza and the luncheon buffet. Specifically, fiscal 1994 comparable sales were up 7.3% from fiscal 1993. The lack of any new product news in fiscal 1995 adversely impacted our sales. In fact, the majority of the $18 million decline in pizza operations' sales is attributable to a decline in BIGFOOT sales. In addition, we also had 16 fewer units. This means our ''core'' pizza products actually grew on a comparable basis. Early results from Stuffed Crust pizza look very promising as comparable sales figures, relative to fiscal 1995, are up noticeably .


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



[BIO:]   Paul Baird joined NPC's family of restaurants and became President of Skipper's, Inc. in March, 1995. Paul has over 20 years experience in the restaurant business, participating in the successful turnaround of two concepts. Skipper's Company operations are based in Bellevue, Washington.

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

Bob: We have definitive plans, of course, for the current year's development. Specifically, we are targeting development of eight Company-owned restaurants and 14 franchised units during fiscal 1996. Beyond that, our plan is to have 500 system-wide Tony Roma restaurants by the end of the year 2000. We will also continue menu development and fine-tuning of our new prototype facility. The prototype design not only provides comfort and service for our guests but promotes maximum efficiency for our staff. The first of this new building design, built in Grapevine, Texas on the outskirts of Dallas, has been very well received.


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




TEN YEAR FINANCIAL SUMMARY
(Dollars in thousands except per share amounts)

                                         Fiscal Year Ended
                       March 28,  March 29,   March 30,   March 31,  March 26,
                           1995       1994        1993     1992 (1)      1991
Income Statement Data:
Revenue                $315,527   $336,823    $285,433   $298,718    $286,079
Cost of sales            92,392     98,692      82,552     84,722      84,010
Direct labor costs       89,964     97,103      79,829     81,386      71,637
Operating expenses       85,012     88,790      80,475     82,659      78,849
General and
 administrative
  expenses               24,369     27,045      21,304     22,438      21,902
Operating income         23,790     25,193      21,273     27,513      29,681
Interest expense         (6,162)    (6,631)     (6,390)    (6,688)     (6,258)
Loss on disposition
 of underperforming
 assets                 (35,000)      ----        ----     (4,000)       ----
Other income (expense)      (80)       (56)       (215)       420        (152)
Premium on
  conversion of debt       ----       ----        ----       ----        ----
Income (loss)
  before income taxes   (17,452)    18,506      14,668     17,245      23,271
Provision (benefit)
  for income taxes       (1,838)     7,211       5,544      6,200       8,233
Net income (loss)       (15,614)    11,295       9,124     11,045      15,038
Earnings (loss)
per share:
 Primary                  (0.63)      0.45        0.35       0.40        0.54
 Fully  diluted           (0.63)      0.45        0.35       0.40        0.54


                       March 28,  March 29,   March 30,  March 31,   March 26,
                           1995       1994        1993       1992        1991
Year-End Data:
Working capital
  (deficit)            $(11,363)  $(19,620)   $(16,361)  $(13,033)    $(4,890)
Total assets            209,182    229,112     205,310    206,350     200,917
Long-term debt           82,850     86,734      79,078     85,847      86,258
Stockholders' equity     80,287     98,987      89,436     87,091      85,060
Number of
  Company-owned units       481        577         546        560         558
Number of
  franchised units          157        155          18         19          21
Number of employees      10,300     12,500      11,200     11,000      10,900


                                         Fiscal Year Ended
                       March 27,  March 28,   March 29,  March 31,   March 25,
                           1990       1989        1988    1987 (1)       1986
Income Statement Data:
Revenue                $198,382   $141,776    $119,788    $96,479     $68,064
Cost of sales            55,709     39,006      32,987     26,285      19,269
Direct labor costs       48,258     34,689      28,370     22,038      14,900
Operating expenses       52,713     38,591      30,464     24,141      17,032
General and
 administrative
  expenses               15,948     11,850       9,763      8,487       6,263
Operating income         25,754     17,640      18,204     15,528      10,600
Interest expense         (3,515)    (2,630)     (2,940)    (2,518)     (1,215)
Loss on disposition of
 underperforming assets    ----       ----        ----       ----        ----
Other income (expense)      407       (548)       (460)       777         802
Premium on
  conversion of debt       ----       ----        (852)      ----        ----
Income (loss)
  before income taxes    22,646     14,462      13,952     13,787      10,187
Provision (benefit)
  for income taxes        7,900      4,630       5,186      6,400       4,403
Net income (loss)        14,746      9,832       8,766      7,387       5,784
Earnings (loss)
per share:
 Primary                   0.53       0.36        0.33       0.30        0.23
 Fully  diluted            0.53       0.36        0.31       0.28        0.23


                       March 27,  March 28,   March 29,  March 31,   March 25,
                           1990       1989        1988       1987        1986
Year-End Data:
Working capital
  (deficit)            $(11,342)   $(3,687)    $(4,219)   $(5,025)    $12,822
Total assets             171,901    102,971      84,838     75,296     57,937
Long-term debt            66,544     27,720      26,867     37,269     23,037
Stockholders' equity      71,989     56,845      45,707     26,369     26,095
Number of
  Company-owned units        526        321         280        240        165
Number of
  franchised units            30       ----        ----       ----       ----
Number of employees       10,200      6,300       5,600      4,400      2,700


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

Management anticipates, based on the economic environment and competitive conditions, that comparable unit sales in real dollars will compare unfavorably to strong sales in early fiscal 1995 with recovery in the last half of fiscal 1996 as the remaining units are stabilized, products are improved, and new operational controls are implemented.

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

The Company has a $50 million unsecured line of credit, of which $27.6 million was borrowed at year-end. On June 9, 1994, the Company signed a $20 million ''shelf'' facility with a major insurance company, $10 million of which was borrowed on December 20, 1994, at 9.09% and the remaining $10 million available was drawn on April 25, 1995, bearing interest at the rate
of  8.02%.   Subsequent to year-end,  the  $20
million borrowing limit in the shelf agreement was increased by an additional $40 million with the opportunity to borrow under the agreement, at the lender's discretion, extended for a period of two years.

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


SEASONALITY

As a result of continued concept diversification, the Company has not experienced significant seasonality in its sales. Sales are typically higher at Skipper's in the fourth quarter of the fiscal year, during the Lenten period. Tony Roma's sales are traditionally higher than average in January to March and lower in July to September.


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


CONSOLIDATED BALANCE SHEETS
NPC International, Inc. and Subsidiaries
                                              March 28,       March 29,
                                                  1995            1994

ASSETS
Current assets:
  Cash and cash equivalents                  $9,971,000       $8,119,000
  Accounts receivable, net of
   $923,000 and $825,000
   reserves, respectively                     2,357,000        3,105,000
  Notes receivable, net of
   $275,000 reserves at
   March 28, 1995, and March 29, 1994           867,000          641,000
  Inventories of food and supplies            3,261,000        3,297,000
  Deferred income tax asset                   5,104,000            ----
  Prepaid expenses and
    other current assets                      2,253,000        2,048,000
     Total current assets                    23,813,000       17,210,000

Facilities and equipment, net               116,190,000      148,498,000
Assets held for sale, net
   of a $10,859,000 reserve
   at March 28, 1995                          7,717,000          262,000

Franchise rights, net                        33,939,000       21,047,000

Goodwill, less accumulated
  amortization of $3,220,000
  and $4,089,000, respectively               18,710,000       33,327,000

Other assets                                  8,813,000        8,768,000
                                           $209,182,000     $229,112,000


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                          $16,350,000      $16,200,000
  Payroll taxes                               1,332,000        1,283,000
  Accrued interest                            1,992,000        1,788,000
  Accrued payroll                             2,284,000        3,303,000
  Current portion of
    closure provision                         2,400,000          888,000
  Health and workers compensation
    insurance reserves                        8,268,000        7,008,000
  Other accrued liabilities                   1,242,000        4,970,000
  Current portion of
    long-term debt                            1,308,000        1,390,000
     Total current liabilities               35,176,000       36,830,000

Long-term debt and
  obligations under capital leases           82,850,000       86,734,000
Deferred income tax liability                 2,996,000        4,899,000
Closure provision and
  other deferred items                        7,873,000        1,662,000

Stockholders' equity
  Common stock, $.01 par value
   Class A - 50,000,000 shares
     authorized, 13,849,070 issued              139,000          139,000
   Class B - 50,000,000 shares
     authorized, 13,743,440 issued              137,000          137,000
  Paid-in capital                            22,020,000       22,322,000
  Retained earnings                          80,086,000       95,700,000
                                            102,382,000      118,298,000
  Less treasury stock
     at cost, representing
     1,493,315 and 1,267,124
     shares of Class A Common,
     1,593,871 and 1,312,013
     shares of Class B Common,
     respectively                           (22,095,000)     (19,311,000)
     Total stockholders' equity              80,287,000       98,987,000
                                           $209,182,000     $229,112,000

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



CONSOLIDATED STATEMENTS OF CASH FLOWS
NPC International, Inc. and Subsidiaries

                                                   Fiscal Year Ended
                                        March 28,      March 29,      March 30,
                                           1995           1994           1993
CASH FLOWS PROVIDED
BY OPERATING ACTIVITIES:

Net income                        $(15,614,000)    $11,295,000     $9,124,000
Adjustments to reconcile
 net income to net cash
 provided by operating activities:
  Depreciation and amortization      20,990,000     24,008,000     19,329,000
  Deferred income taxes and other    (8,334,000)    (1,791,000)      (789,000)
  Non-cash portion of loss
    on disposition of
     underperforming assets          34,414,000          ----           ----

Change in assets and liabilities,
net of acquisitions:
   Accounts receivable, net             748,000        452,000        (79,000)
   Notes receivable, net               (226,000)      (302,000)       (70,000)
   Inventories of food and supplies    (162,000)       427,000        136,000
   Prepaid expenses and
       other current assets            (748,000)       (56,000)       367,000
   Accounts payable                     150,000          4,000      1,346,000
   Payroll taxes                         49,000        (32,000)      (596,000)
   Accrued interest                     204,000        722,000        605,000
   Accrued payroll                   (1,019,000)      (354,000)       362,000
   Health and workers compensation
     insurance reserves               1,260,000      2,145,000      1,856,000
   Other accrued liabilities         (4,407,000)    (1,666,000)       696,000
     Net cash flows provided
     by operating activities         27,305,000     34,852,000     32,287,000

CASH FLOWS USED
BY INVESTING ACTIVITIES:

Purchase of NRH
  Corporation, net of
  cash acquired of $2,072,000              ----    (19,370,000)          ----
Capital expenditures                (11,067,000)   (13,202,000)   (19,197,000)
Acquisition of business
  assets, net of cash
  acquired of $3,490,000 in 1995     (7,803,000)       (61,000)          ----
Changes in other assets, net         (1,474,000)       788,000        617,000
Proceeds from sale
  of capital assets                   1,943,000        565,000      1,136,000
     Net cash flows used by
     investing activities           (18,401,000)   (31,280,000)   (17,444,000)

CASH FLOWS USED
BY FINANCING ACTIVITIES:

Purchase of treasury stock           (3,256,000)    (1,766,000)    (6,791,000)
Net change in
  revolving credit agreements         3,480,000     23,710,000    (36,120,000)
Proceeds from issuance
  of long-term debt                  10,000,000           ----     45,000,000
Payment of long-term debt           (17,446,000)   (24,616,000)   (15,745,000)
Exercise of stock options               170,000         22,000         12,000
     Net cash flows used by
     financing activities            (7,052,000)    (2,650,000)   (13,644,000)
NET CHANGE IN
CASH AND CASH EQUIVALENTS             1,852,000        922,000      1,199,000

CASH AND CASH EQUIVALENTS
AT BEGINNING OF YEAR                  8,119,000      7,197,000      5,998,000

CASH AND CASH EQUIVALENTS
AT END OF YEAR                       $9,971,000     $8,119,000     $7,197,000

       See notes to consolidated financial statements, including the discussion of the non-cash exchange of business assets in note 10.



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

Assets held for sale - As of March 28, 1995, the Company is holding approximately 80 Skipper's units which it plans to sell or lease.
Substantially all of these units were closed in February, 1995. Assets held for sale are recorded at the lower of cost or net realizable value.


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

The Company has a $50,000,000 unsecured revolving credit agreement. Under this agreement, as amended, the Company has the right to borrow, repay and reborrow up to $50,000,000 until August 10, 1997. The Company may elect to pay interest at the prime rate, the Interbank rate or a money market rate (7.0% at March 28, 1995). Commitment fees of .25% per annum are paid on the unused balance of the facility and are included in interest expense. Two debt covenants under the revolving credit agreement were waived at March 28, 1995, due to the Skipper's charge in the fourth fiscal quarter. Management believes the Company will be in compliance with all debt covenants, as subsequently amended, in future periods.

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


Each senior note requires annual principal payments equal to 20% of the original principal amount. Proceeds from these notes were used to repay amounts borrowed under the Company's revolving credit agreement. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt. On June 9, 1994, the Company signed a $20,000,000 shelf placement facility with a major insurance company, $10,000,000 of which was borrowed on December 21, 1994, and the remaining $10,000,000 borrowed on April 25, 1995. This latter note bears interest at a rate of 8.02%, with principal payments beginning in 1998 and ending in the year 2002.
Subsequent to year-end, the $20 million borrowing limit in the shelf agreement was increased by an additional $40 million with the opportunity to borrow under the agreement, at the lender's discretion, extended for a period of two years.

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

Stores which were closed accounted for the following revenue and operating losses, before allocation of general and administrative expenses such as field and corporate office overhead, for each of the last three fiscal years: fiscal 1995, revenue of $19,647,000 and an operating loss of $3,845,000; fiscal 1994, revenue of $25,621,000 and an operating loss of $2,772,000; and fiscal 1993, revenue of $25,607,000 and an operating loss of $2,000,000.

As of March 28, 1995, approximately $586,000 in cash had been spent for rent, tax, and other closure expenses, including severance pay for those affected by the closures. Three units also remain to be sold or leased from the March, 1992 closure. Total long-term liabilities established for restaurant closures, including reserves established in prior years, were $7,538,000 and $1,102,000 at March 28, 1995 and
March 29, 1994, respectively. In addition, a $10,859,000 reserve for the estimated loss on disposal of owned properties is reflected as a contra-asset on the Balance Sheet as of March 28, 1995.

Included in other accrued liabilities is $2,400,000 and $888,000 at March 28, 1995 and March 29, 1994, respectively, related to other current costs of disposing of these restaurants. The Company anticipates substantially all units will be subleased or disposed of by March, 1997.


(9)  Acquisition

On June 8, 1993, the Company executed a definitive stock purchase agreement to acquire all of the outstanding stock of NRH Corporation, owner and franchisor of Tony Roma's restaurants, for an aggregate purchase price of approximately $21,400,000 in cash. The business combination was accounted for as a purchase and the Company allocated the purchase price as follows: $16,100,000 to goodwill (amortized primarily over a 25 year period), $11,800,000 to property, plant and equipment (amortized over six to 15 years, depending on the asset's remaining life), $1,190,000 to a non-compete agreement (two year amortization), $551,000 to deferred tax assets, $1,400,000 to other assets, $5,344,000 to net current liabilities and $4,300,000 to long-term debt. The results of operations of NRH Corporation were included in the results of the Company from the effective date of the acquisition. The proforma effect of this acquisition would not be materially different than the results presented herein. On
March 29, 1994, NRH Corporation was merged into its operating subsidiary Romacorp, Inc. as part of a restructuring of the NRH Corporate group.


(10)      Asset Exchange Agreement

On August 3, 1994, the Company completed an asset exchange agreement with Pizza Hut, Inc. (PHI) which extended the Company's Pizza Hut franchise rights through the year 2010. The agreement involved the concurrent acquisition of 17 Pizza Hut restaurants from another franchisee, and the exchange of 95 of the Company's Pizza Hut restaurants and delivery kitchens, including 11 obtained in the concurrent acquisition, for 62 Pizza Hut units operated by PHI. Book basis in the exchanged properties and additional net cash payments made by the Company of $6,630,000 to consummate the transaction have been allocated to the new franchise rights and stores acquired in the exchange. Part of this agreement included the exchange of $6,878,000 in fixed assets, $2,395,000 in unamortized franchise rights and $675,000 in other intangible assets, in return for franchise rights valued at $9,948,000. These franchise rights will be amortized over the life of the franchise agreement and renewal period. No gain or loss was recorded on the transaction. Under the terms of the new franchise rights, the Company's royalty payments for all units owned at that time would increase to four percent of gross sales, as defined, beginning in July 1996 from the Company's current effective rate of slightly over two percent.


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


Stock Information

NPC  International, Inc.'s common shares are traded on the NASDAQ
Stock Market under the symbols ''NPCIA'' and ''NPCIB.'' In August 1995, the Company anticipates its Class A common stock and Class B common stock will be combined into a new, single class of common stock and adopt the new ticker symbol, ''NPCI.''


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
Third Quarter     6-15/16        5-1/2            6-3/4          5-1/4
Fourth Quarter      6-7/8        5-3/8            6-1/2          5-3/8

1995
First Quarter       6-1/2            5            5-5/8          4-3/4


NPC International, Inc.'s policy is to retain earnings to fund development and growth of the business. The Company has not paid cash dividends during the periods presented and does not contemplate payment of a recurring cash dividend in future periods. In August 1995, however, the Company anticipates stockholder approval of a special cash dividend of $0.421875 per Class A share in connection with the concurrent approval of a stock recapitalization plan.

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