Form 10-K, Exhibit 13
period 1996-03-26
NPC INTERNATIONAL INC
filed 1996-06-03
CIK 748714

Exhibit 13
                            Annual Report to Shareholders
  TEN YEAR FINANCIAL SUMMARY

                                             Fiscal Year Ended

  (Dollars in thousands, except per share data)

                        March 26,  March 28,  March 29,  March 30,  March 31,
                        1996 (1)   1995       1994       1993       1992 (3)

  Income Statement Data:
  Revenue               $323,261   $315,527   $336,823   $285,433   $298,718
  Cost of sales           94,042     92,392     98,692     82,552     84,722
  Direct labor            87,293     89,964     97,103     79,829     81,386
  Other operating
    expenses              83,941     85,012     88,790     80,475     82,659
  Income from restaurant
    operations            57,958     48,159     52,238     42,577     49,951
  General and
    administrative
    expenses              24,452     24,369     27,045     21,304     22,438
  Operating income
    before impairment
    and loss provision    33,533     23,790     25,193     21,273     27,513
  Impairment and loss
    provision for
    underperforming
    assets                23,500     35,000       ---         ---      4,000
  Operating income
    (loss)                10,033   (11,210)     25,193      21,273    23,513

  Interest expense       (6,210)    (6,162)    (6,631)     (6,390)   (6,688)
  Other income (expense)   (277)       (80)       (56)       (215)       420
  Premium on conversion
    of debt                  ---        ---        ---         ---       ---

  Income (loss) before
    income taxes           3,546    (17,452)     18,506     14,668    17,245
  Provision (benefit)
    for income taxes       1,403     (1,838)      7,211      5,544     6,200
  Net income (loss)        2,143    (15,614)     11,295      9,124    11,045
  Earnings (loss) per
    share:
     Primary                0.09      (0.63)       0.45       0.35      0.40
     Fully diluted          0.09      (0.63)       0.45       0.35      0.40

  Cash dividend per
    share (2)            .421875        --          --         --         --

                                             Fiscal Year Ended

  (Dollars in thousands)

                        March 26,  March 28,  March 29,  March 30,  March 31,
                        1996 (1)   1995       1994       1993       1992 (3)

  Year-End Data:
  Working capital
    (deficit)            $(3,160)   $(7,061)  $(19,620)  $(16,361)  $(13,033)
  Total assets            197,888    211,712    229,112    205,310    206,350
  Long-term debt           72,852     82,850     86,734     79,078     85,847
  Stockholders' equity     77,320     80,287     98,987     89,436     87,091

  Number of Company-
    owned units               405        481        577        546        560
  Number of franchised
    units                     142        157        155         18         19
  Number of employees       9,800     10,300     12,500     11,200     11,000

  (1) See note 10 to the Consolidated Financial Statements for a discussion of the sale of Skipper's, Inc. effective March 25, 1996
  (2) Declared August 8, 1995 related to Class A shares concurrent with the approval of a stock recapitalization plan.
  (3) Fiscal year included 53 weeks.


  TEN YEAR FINANCIAL SUMMARY

                                             Fiscal Year Ended

  (Dollars in thousands, except per share data)

                        March 26,  March 27,  March 28,  March 29,  March 31,
                        1991       1990       1989       1988       1987 (3)

  Income Statement Data:
  Revenue               $286,079   $198,382   $141,776   $119,788   $ 96,479
  Cost of sales           84,010     55,709     39,006     32,987     26,285
  Direct labor            71,637     48,258     34,689     28,370     22,038
  Other operating
    expenses              78,849     52,713     38,591     30,464     24,141
  Income from restaurant
    operations            51,583     41,702     29,490     27,967     24,015
  General and
    administrative
    expenses              21,902     15,948     11,850      9,763      8,487
  Operating income
    before impairment
    and loss provision    29,681     25,754     17,640     18,204     15,528
  Impairment and loss
    provision for
    underperforming
    assets                   ---        ---        ---        ---        ---
  Operating income
    (loss)                29,681     25,754     17,640     18,204     15,528

  Interest expense       (6,258)    (3,515)    (2,630)    (2,940)    (2,518)
  Other income (expense)   (152)        407      (548)      (460)        777

  Premium on conversion
    of debt                  ---        ---        ---      (852)        ---

  Income (loss) before
    income taxes          23,271     22,646     14,462     13,952     13,787
  Provision (benefit)
    for income taxes       8,233      7,900      4,630      5,186      6,400
  Net income (loss)       15,038     14,746      9,832      8,766      7,387
  Earnings (loss) per
    share:
      Primary               0.54       0.53       0.36       0.33       0.30
      Fully diluted         0.54       0.53       0.36       0.31       0.28

  Cash dividend
      per share (2)          --         --         --         --         --


                                             Fiscal Year Ended

   (Dollars in thousands)

                        March 26,  March 27,  March 28,  March 29,  March 31,
                        1991       1990       1989       1988       1987 (3)

  Year-End Data:
  Working capital
    (deficit)            $(4,890)  $(11,342)  $(3,687)   $(4,219)   $(5,025)
  Total assets            200,917    171,901   102,971     84,838     75,296
  Long-term debt           86,258     66,544    27,720     26,867     37,269
  Stockholders' equity     85,060     71,989    56,845     45,707     26,369

  Number of Company-
    owned units               558        526       321        280        240
  Number of franchised
    units                      21         30       ---        ---        ---
  Number of employees      10,900     10,200     6,300      5,600      4,400

  (3) Fiscal year included 53 weeks.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          OVERVIEW - The Company is the largest Pizza Hut franchisee in the world. Based on unit count the Company's Pizza Hut operations account for approximately 12.6% of all Pizza Hut franchised units and 4.5% of the entire Pizza Hut system. The Company operates its Pizza Hut units in 11 states.

          In addition to Pizza Hut, the Company is the owner/franchisor of the Tony Roma's concept. Romacorp, Inc. the owner of Tony Roma's was acquired in June 1993. With recent focus on the development of a new prototype restaurant, Company units have expanded from 25 to 33 with an additional 12 units scheduled for development during fiscal 1997. This expansion has increased Tony Roma's revenue as a percent of consolidated revenues from 11% in fiscal 1994 to 18% in fiscal 1996. The Tony Roma's system operates in 23 states and 15 foreign countries.

          During all periods presented, the Company was the owner/ franchisor of Skipper's, Inc., a quick service seafood chain located predominately in the Pacific Northwest. In February 1995, 77 Skipper's units were closed in an effort to return the concept to its the core geographic operating areas. Despite progress that was made by Skipper's management throughout fiscal 1996, NPC management concluded that Skipper's was not in a position to provide the return expected by the Company's stockholders and accordingly, sold the Skipper's operation effective March 25, 1996.

          Activity with respect to unit count during the last fiscal year is set forth in the table below:


                                 SYSTEM UNIT ACTIVITY

                           Beginning Developed Acquired Closed Sold Ending Company Owned
     Pizza Hut
      Restaurant             258          5        22       5     0    280
      Delivery                90          3         1       2     0     92

       Total Pizza Hut       348          8        23       7     0    372


      Tony Roma's (1)         25          7         2       1     0     33
      Skipper's              106          0         0       1   105      0

       Total Company Owned   479         15        25       9   105    405


     Franchised
      Tony Roma's (1)        143         12         0      11     2    142
      Skipper's               14          0         0       7     7      0

       Total Franchised      157         12         0      18     9    142


     Total System            636         27        25      27   114    547


    (1) does not include two units operated as joint ventures by the Company.



          Products - Pizza Hut's main  product is high quality,  innovative
          and moderately  priced pizza.   Additionally,  the menu  contains
          pasta, sandwiches, salad bar and a luncheon buffet.

          Tony Roma's is a casual theme restaurant that is Famous For Ribs. The restaurant's signature products are baby back ribs with a mild tangy sauce and deep fried onion loafs. The menu also includes spare ribs with three sauce varieties, chicken, seafood, soups, salads, appetizers, a children's menu and dessert.

          All of the Company's concepts serve beer and/or other alcoholic beverages. These products are not a significant portion of the sales mix at Pizza Hut, and they comprise approximately 11% of the sales for Tony Roma's.

          Service - Pizza Hut provides a buffet with table service for beverages during lunch and full table service for dinner, with delivery and carry-out available throughout the day. Tony Roma's offers a fully staffed dining experience throughout the day and evening.

          Period of Operation - The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The three most recent fiscal years ended March 26, 1996, March 28, 1995 and March 29, 1994, each comprised 52 weeks.

          RESULTS OF OPERATIONS

          The following tables set forth a summary of revenues, and operating expenses as a percent of revenues for the last three fiscal years (dollars in thousands) for each concept operated by the Company. Cost of sales includes the cost of food and beverage products sold. Direct labor represents the salary and related fringe benefit cost associated with restaurant based personnel. Other operating expenses include rent, depreciation, advertising, utilities, supplies, and insurance among other costs directly associated with operating a restaurant facility.


                                PIZZA HUT OPERATIONS

                                             Fiscal Year Ended March
                                             1996      1995      1994

                   Revenue
                     Restaurant Sales    $168,318  $149,677  $162,577
                     Delivery Sales        52,654    48,829    54,804
                     Franchise Revenue         35        77       123
                      Total Revenue      $221,007  $198,583  $217,504

                   Restaurant Operating Expenses
                   as a Percentage of Revenue

                   Total Expenses (1)
                     Cost of Sales          26.3%     26.1%     26.2%
                     Direct Labor           26.5%     27.3%     28.0%
                     Other                  25.4%     25.0%     24.7%
                      Total Operating
                       Expenses             78.2%     78.4%     78.9%

                    Restaurant Income       21.8%     21.3%     21.1%

                   Restaurant Expenses (2)
                     Cost of Sales          26.6%     26.5%     26.5%
                     Direct Labor           25.1%     25.7%     26.3%
                     Other                  25.6%     25.0%     24.9%

                      Total Operating
                       Expenses             77.3%     77.2%     77.7%

                   Restaurant Income        22.7%     22.8%     22.3%

                   Delivery Expenses (3)
                     Cost of Sales          25.5%     24.8%     25.4%
                     Direct Labor           30.9%     32.0%     32.9%
                     Other                  24.7%     24.8%     24.1%

                      Total Operating
                       Expenses             81.1%     81.6%     82.4%

                   Restaurant Income        18.9%     18.4%     17.6%

                   (1) As a percent of total revenue

                   (2) As a percent of restaurant sales
                       and franchise revenue

                   (3) As a percent of delivery sales


          Revenue - New product introductions and unit acquisitions highlighted the year for the Pizza Hut division which posted record annual revenue of $221 million. Sales for the year increased $22.4 million or 11.3% and comparable sales (sales for units open all twelve periods of the year) grew 5.2%. This compares to a sales volume decrease from fiscal 1994 to fiscal 1995 of $18.9 million or 8.7%. This decrease was primarily a result of reduced sales of Bigfoot pizza, a two foot by one foot rectangular pizza that had significant sales in fiscal 1994. Additionally, 16 fewer units were in operation from August 1994 through the end of the year due to an asset exchange with the franchisor.

          Products introduced during the year include Stuffed-Crust pizza which was rolled out in April 1995 and comprised approximately 13% of the Division's sales for the year.
          TripleDecker, the newest product, was introduced in late January 1996. Additional product introductions are anticipated in fiscal 1997; however, comparable sales are expected to remain flat with a possibility for a moderate decrease due to the uncertainty related to new product introductions.

          During fiscal 1996, the Company acquired 23 Pizza Hut units from Pizza Hut, Inc. (PHI). In fiscal 1995, the Company exchanged 84 of its restaurants for 62 units owned by PHI in conjunction with a renegotiation of the Company's franchise agreement. Related to the renewal of the agreement the Company acquired an additional 19 units from a franchisee during fiscal 1995.

          Costs and Expenses - Despite two significant product rollouts, the fiscal 1996 direct labor percentage of 26.5% is lower than the 27.3% recorded in fiscal 1995, due to improved labor scheduling and cost efficiencies that were realized as a result of higher unit sales levels. Direct labor fell from fiscal 1994 to fiscal 1995 due to a reduction in sales of the more labor intensive Bigfoot pizza.

          Cost of sales as a percent of revenue remained relatively consistent from fiscal 1995 to fiscal 1996. Other operating expenses were up .4% points over fiscal 1995 and .7% points over fiscal 1994 due to higher advertising cost, an increase in franchise fees related to the acquired units, and increased equipment rent expense related to improvements in restaurant based technology. The change from fiscal 1994 to 1995 was due to slightly higher repairs and maintenance cost and a lower sales base.

          In July 1996, the Division's franchise fee will increase from an effective rate of approximately 2.25% to 4.0% of sales which will cause other operating expenses to increase correspondingly. This rate increase was part of the asset exchange and franchise agreement negotiated in July 1994 and reflects the rate increase as part of the 1990 Franchise Agreement. The 4.0% rate will be in effect until the year 2010, and is lower than PHI's current franchise agreement rate. Any additional restaurants acquired by the Company will generally be subject to the seller's franchise rate in effect at the time of purchase.


                               TONY ROMA'S OPERATIONS

                                                Fiscal Year Ended March
                                               1996       1995       1994

                   Revenue
                     Restaurant Sales       $51,499    $42,137    $33,752
                     Franchise Revenue        5,845      5,351      4,167

                      Total Revenue         $57,344    $47,488    $37,919


                   Restaurant Operating Expenses
                   as a Percentage of Revenue
                     Cost of Sales            30.7%      29.9%      30.3%
                     Direct Labor             27.4%      28.0%      29.8%
                     Other                    24.4%      25.7%      26.8%

                       Total Operating
                        Expenses              82.5%      83.6%      86.9%

                   Restaurant Income          17.5%      16.4%      13.1%



          Revenue - In fiscal 1996, Tony Roma's increased restaurant sales to $51.5 million over fiscal 1995 sales of $42.1 million. The $9.4 million or 22.2% increase is due to comparable sales growth of 2.6% and the addition of nine restaurants throughout fiscal 1996. During the fourth quarter, the Company adopted a plan to close six under-performing units and relocate two others. Each of these stores were operating at the time the Company acquired Romacorp. A $3.5 million provision was recorded for the impairment and disposition of these units and one unit was closed at year-end. The remaining units are scheduled to close throughout the next year as new restaurants are opened. This timing is expected to generate efficiencies as experienced management teams will be available to operate the new restaurants. The development of 12 new Company stores is anticipated in fiscal 1997. This activity is expected to have a favorable impact on sales as the new units are projected to generate higher volumes than the units scheduled for closure.
          The increase in sales from fiscal 1994 to fiscal 1995 is primarily a result of the incremental 10 weeks of operation from one year to the next.

          In fiscal 1996, net franchise revenue increased $494,000 or 9.2% despite a net decrease of one unit in the franchise system. Twelve franchised units were developed during the year and thirteen were closed or sold. The Company expects additional closures in fiscal 1997 as underperforming franchisee locations that existed prior to the Company's acquisition are terminated. In fiscal 1996 net franchise revenue decreased to 10.2% of total revenue due to the increased Company store sales volume previously discussed. Fiscal 1994 net franchise revenue was 11.0% of total revenue compared to fiscal 1995 share of 11.3%.

          Costs and Expenses - Operating expenses continued to decrease as a percent of revenue in fiscal 1996. The decrease in the current year was due to the opening of the prototype units which have provided for higher sales volumes with lower operating costs due to volume efficiencies. Additionally, a 5% weighted price increase was implemented in November 1995.

          Cost of sales as a percent of revenue increased from 29.9% to 30.7% during the year due to increased prices of Tony Roma's signature product, baby back ribs among other items, including produce. Baby back ribs account for approximately 28% of Tony Roma's sales and the cost of this product increased 5.6% during fiscal 1996. This increase was partially offset by a reduction in labor as a percent of revenue from 28.0% to 27.4% due to the factors previously mentioned.

          Other operating expenses as a percent of revenue decreased due to reductions in repairs and maintenance, advertising, rent and depreciation all of which were favorably impacted by the addition of seven new, higher revenue generating units.

          Fiscal 1995 resulted in improved performance over 1994 due to efficiencies realized subsequent to the acquisition and the growth of franchise revenue, which does not have a food and labor component. Lower workers' compensation expenses improved the labor percentage as benefit was realized from a self - insurance program implemented by NPC. Other operating expenses decreased due to a reduction in advertising expenses following the acquisition. The Company also terminated an earnings dilutive alternative concept that was being tested when the Company acquired Tony Roma's, contributing to the improved operating performance.


                                SKIPPER'S OPERATIONS

                                               Fiscal Year Ended March
                                               1996      1995     1994

                   Revenue
                     Restaurant Sales       $44,823   $69,186  $81,073
                     Franchise Revenue           87       270      327

                      Total Revenue         $44,910   $69,456  $81,400

                   Restaurant Operating Expenses
                   as a Percentage of Revenue
                     Cost of Sales            40.7%     38.1%    37.1%
                     Direct Labor             28.9%     32.4%    30.7%
                     Other                    30.8%     33.5%    30.6%

                       Total Operating
                        Expenses             100.4%    104.0%    98.4%

                   Restaurant Income
                     (Loss)                  (0.4%)    (4.0%)     1.6%


          On April 25, 1996 the Company announced that it had reached an agreement to sell its wholly owned subsidiary, Skipper's, Inc. to a Seattle based investment group. A $20 million pre - tax charge related to the sale was recorded in fiscal 1996. The sale agreement, effective March 25, 1996, was signed April 24, 1996 and the transaction closed May 14, 1996. In conjunction with the sale, the Company retained certain assets and liabilities primarily related to the 77 units that were closed in fiscal 1995. Footnote 10 of the Company's consolidated financial statements contains additional information regarding this transaction and its impact on the Company's financial position and results of operations.

          The sale followed the announcement last year on January 28, 1995, that the Company would take a charge of $35 million before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper's units. Significant components of the $35 million charge included the impairment of $13.3 million of remaining goodwill associated with the Company's purchase of Skipper's, an expected loss on disposal of owned facilities of $9.9 million, the present value of obligations related to leased facilities of $8.7 million, and $3.1 million in miscellaneous closure costs.

          The 77 stores which were closed in fiscal 1995 accounted for the following revenue and losses from restaurant operations for each of the last two fiscal years: fiscal 1995, revenue of $19.6 million and a loss from restaurnat operations of $3.9 million; fiscal 1994, revenue of $25.6 million and a loss from restaurant operations of $2.8 million.

          Revenue - As expected, the closure of 77 units in fiscal 1995 contributed significantly to a decrease in sales of $24.4 million. The strategy for Skipper's was to attract and retain customers by improving product quality through changing to a hand filleted and breaded cod, among other product improvements. Additionally, a plan was implemented for a more efficient advertising program with a lower advertising cost to sales ratio. The reduction in advertising spending contributed to a comparable sales decrease of 6.7% for the year.

          In fiscal 1995 Skipper's used a value pricing strategy developed in the prior year in an attempt to improve customer traffic. However, guest counts fell approximately 8.9% and comparable sales dropped 9.1% for the fiscal year ended March 28, 1995 when compared with the same store results a year ago.

          Costs and Expenses - A key objective for Skipper's new management team during fiscal 1996 was to improve labor controls and mitigate other operating expenses. Their focus on this objective led to a significant decrease in Skipper's operating expenses from 104.0% of revenue in fiscal 1995 to 100.4% of revenue for the current year.

          In fiscal 1996, following the increase in product quality, cost of sales increased from 38.1% of revenue to 40.7%. In fiscal 1995, cost of sales increased to 38.1% of revenue compared with 37.1% of fiscal 1994 revenue due to increased food waste associated with a new food holding system and higher food costs on menu items with lower price points.

          Labor controls and right-size staffing levels dropped direct labor as a percent of revenue to 28.9%, the lowest level in three years, from 32.4% in the prior year. These costs, consisting of wages, taxes and related fringe benefits, increased in fiscal 1995 to 32.4% compared with 30.7% in fiscal 1994 due to lower sales volume.

          Other operating expenses were also reduced to 30.8% of revenue in fiscal 1996 from 33.5% in fiscal 1995. The reduction was due to lower repairs, rent, advertising, and utilities as a result of closing underperforming stores that had a high level of fixed costs. Operating expenses rose in fiscal 1995, to 33.5% of revenue compared with 30.6% of revenue for the prior fiscal year. The majority of this increase is attributable to the decline in sales without a corresponding decline in fixed costs.

          Consolidated Results - Consolidated revenue for fiscal 1996 was $323.2 million, an increase of $7.7 million or 2.5% over last year. This increase is a result of a $22.4 million or 11.3% increase at Pizza Hut, a $9.8 million or 20.8% increase contributed by Tony Roma's, and a $24.5 million or 35.3% decrease at Skipper's.

          In fiscal 1995 consolidated revenue decreased $21.3 million or 6.3%. Much of this decline is attributable to an $18 million reduction in Bigfoot sales from the prior year and an $11.9 million decrease in revenue at Skipper's, which was partially offset by a $9.6 million revenue increase at Tony Roma's, due to ten additional weeks of operations during the year.

          During fiscal 1996, income from restaurant operations was 17.9% of revenues or $58.0 million, which is a 20.4% or $9.9 million increase over fiscal 1995 results. This increase is due to improved performance in all three restaurant concepts. As a percent of revenue this compares to fiscal 1995 income from restaurant operations of 15.3% and fiscal 1994 results of 15.5% or $48.2 million and $52.2 million, respectively. Consolidated cost of sales, direct labor, and other operating expenses as a percent of consolidated revenue are at the lowest levels in the last three fiscal years.

          Notwithstanding the increased sales volume, general and administrative expenses of $24.5 million or 7.6% of revenue, were essentially flat compared to last years amount of $24.4 million or 7.7% of revenue. For fiscal 1995 general and administrative expenses declined 9.9% or $2.7 million due to Bigfoot start-up costs, which were fully amortized in fiscal 1994, and a reduction in costs associated with the consolidation of Tony Roma's administrative functions. Major components of general and administrative expenses are corporate salaries, amortization of intangible assets, and bank service charges.

          Interest expense was flat between fiscal 1996 and fiscal 1995. However, interest expense decreased to $6.2 million in fiscal 1995 from $6.6 million in fiscal 1994. Fiscal 1994 interest expense was higher when compared with fiscal 1995 due to increased debt associated with the June 8, 1993, acquisition of Tony Roma's.

          NPC's income tax provisions for the fiscal years ended 1996, 1995, and 1994 resulted in effective tax rates of 39.55%, 10.50%, and 39.00% respectively. The fiscal 1995, rate incorporates the write-off of goodwill associated with Skipper's, which is not deductible for tax purposes. Without this adjustment, the Company's fiscal 1995 rate would have been approximately 39.6%. See Note 3 of Notes to Consolidated Financial Statements for information regarding the differences which cause the effective tax rates to vary from the statutory federal income tax rates.

          LIQUIDITY AND CAPITAL RESOURCES

          On March 26, 1996, the Company had a working capital deficit of $3.2 million compared to a $7.1 million deficit at March 28, 1995. The reduction in this deficit is attributable to an increase in receivables associated with the sale of Skipper's, Inc. The transaction was recorded as of March 25, 1996; however, the sales proceeds were not received until closing on May 14, 1996. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its line of credit.

          The Company has a $50 million unsecured line of credit, of which $10.8 million was borrowed at year-end. On June 9, 1994, the Company signed a $20 million "shelf" facility with a major insurance company, $10 million of which was borrowed on December 20, 1994, at 9.09% and the remaining $10 million available was drawn on April 25, 1995, bearing interest at the rate of 8.02%. Subsequently, the $20 million borrowing limit in the shelf agreement was increased by an additional $40 million with the opportunity to borrow under the agreement, at the lender's discretion, extended until August 10, 1997. In July 1995, an additional $10 million was borrowed under this revised agreement bearing interest at the rate of 6.96%.

          The Company anticipates cash flow from operations and additional borrowings will be sufficient to fund continuing expansion and improvements, to service debt obligations and to make additional acquisitions of restaurants and concepts.

          CASH FLOWS

          Net cash provided by operating activities was $32.8 million in fiscal 1996 which is an increase of $5.5 million or 20.5% over fiscal 1995. This change is largely due to an increase in operating results. Net cash provided by operating activities for fiscal 1995 decreased approximately $7.5 million or 21.7% from operating cash flows for fiscal 1994. This decrease is primarily due to payment of taxes based upon current operating results with the deferral of Skipper's closure reserve to future periods when the disposition losses are anticipated to be realized for tax purposes.

          In addition to maintenance capital expenditures, investing activities include the acquisition of 23 Pizza Hut units, two Tony Roma's units, and the development of seven new Tony Roma's stores. Additionally the Company declared and paid a special dividend in August 1995 as part of the recapitalization of the Company's voting and non-voting stock into one class of common stock. Finally, proceeds from the sale of assets in fiscal 1996 are higher than in previous years because a significant portion of the closed Skipper's properties were liquidated during the year.

          As noted, the company borrowed $20 million under its senior unsecured shelf agreement during the year and $10 million under the same agreement the previous fiscal year. The proceeds from these borrowings were used to pay down the unsecured line of credit and other credit facilities that matured during the year. No senior notes were issued in fiscal 1994.

          The Company suspended repurchases of the Company's common stock in January 1995, with 454,500 shares still authorized for repurchase under the stock repurchase program approved by the Board of Directors. This program was reinstated in fiscal 1996.

          SEASONALITY

          As a result of the diversification of its restaurant concepts, the Company has not experienced significant seasonality in its sales. Sales were typically higher at Skipper's in the fourth quarter of the fiscal year, during the Lenten period. Tony Roma's sales are traditionally higher from January to March due to an increase in the vacation and part time residence activity in the desert and beach areas where a significant number of the Company's units are located. Correspondingly these areas see a decrease in traffic during the warmer months of July through September.

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

          Cheese represents approximately 40% of the cost of a pizza. The price of this commodity changes throughout the year due to changes in demand and supply resulting from school lunch programs, weather and other factors. Baby back ribs represent approximately 28% of the menu mix at Tony Roma's. Because ribs are a by-product of pork processing, their price is influenced largely by the demand for boneless pork. Significant changes in the prices of these commodities would have an impact on the Company's food cost as a percent of revenue.

          Increases in interest rates would directly affect the Company's financial results. The Company had $10.8 million in borrowings outstanding under its line of credit agreement at a variable market rate at March 26, 1996. Under the agreement, the Company may select among alternative interest rate options with terms up to six months in length to reduce its exposure to fluctuating interest rates.

          OTHER

          Impact of Recently issued Accounting Pronouncements - In October 1995, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued. This statement is effective for fiscal years beginning after December 15, 1995. The statement permits companies to elect to record compensation expense measured at the grant date based on the fair value of the award recognized over a service period. Alternatively, companies may continue to apply current accounting requirements, which generally result in no recognition of compensation expense for most fixed stock option plans. However companies that choose to continue using the current method will be required to disclose the impact the alternative fair value accounting method would have on their statements if implemented. The Company has elected to continue applying the current accounting requirements.

          Safe Harbor - The statements under Management's Discussion and Analysis of Financial Condition and Results of Operations and other statements which are not historical facts contained herein are forward looking statements that involve risks and uncertainties, including but not limited to, consumer demand and market acceptance risk, the effect of economic conditions, including interest rate fluctuations, the impact of competing restaurants and concepts, the cost of commodities and other food products, labor shortages and costs and other risks detailed in the Company's Securities and Exchange Commission filings.


        CONSOLIDATED BALANCE SHEETS
        NPC International, Inc. and Subsidiaries

                                                       Fiscal Year Ended
        (Dollars in thousands,                       March 26,    March 28,
         except share data)                          1996         1995


        Assets
        Current assets:
          Cash and cash equivalents                  $  1,584     $  9,971
          Accounts receivable, net of $915
            and $923 reserves, respectively            10,111        2,357
          Notes receivable, net of $311
            and $275 reserves, respectively               802          867
          Inventories of food and supplies              3,744        3,261
          Income tax receivable                           285        2,530
          Deferred income tax asset                    12,186        5,104
          Prepaid expenses and other
            current assets                              1,533        2,253
              Total current assets                     30,245       26,343
        Facilities and equipment, net                  92,677      116,190
        Assets held for sale                            5,904        7,717
        Franchise rights, net                          43,512       33,939
        Goodwill, less accumulated amortization
          of $4,046 and $3,220, respectively           19,071       18,710
        Other assets                                    6,479        8,813

                                                     $197,888     $211,712


        Liabilities and Stockholders' Equity
        Current liabilities:
          Accounts payable                           $ 14,099     $ 16,350
          Payroll taxes                                 1,626        1,332
          Accrued interest                              2,159        1,992
          Accrued payroll                               2,377        2,284
          Current portion of closure reserve            3,500        2,400
          Insurance reserves                            4,151        3,966
          Other accrued liabilities                     4,958        3,772
          Current portion of long-term debt               535        1,308
            Total current liabilities                  33,405       33,404
        Long-term debt and obligations under
          capital leases                               72,852       82,850
        Deferred income tax liability                   3,981        2,996
        Closure reserve                                 4,000        7,538
        Other deferred items                              167          335
        Health and workers' compensation reserves       6,163        4,302
        Stockholders' equity:
          Common stock, $.01 par value
            100,000,000 shares authorized,
            27,592,510 issued                             276          276
          Paid-in capital                              21,829       22,020
          Retained earnings                            77,016       80,086

                                                       99,121      102,382

          Less treasury stock at cost,
            representing 3,070,078 and
            3,087,186 shares, respectively           (21,801)     (22,095)
            Total stockholders' equity                 77,320       80,287

                                                     $197,888     $211,712


                   See notes to consolidated financial statements.



        CONSOLIDATED STATEMENTS OF OPERATIONS
        NPC International, Inc. and Subsidiaries

                                               Fiscal Year Ended
        (Dollars in thousands,        March 26,      March 28,      March 29,
         except share data)           1996           1995           1994


        Net sales                     $317,294       $309,829       $332,206
        Net franchise revenue            5,967          5,698          4,617
          Total revenue                323,261        315,527        336,823

        Cost of sales                   94,042         92,392         98,692
        Direct labor                    87,293         89,964         97,103
        Other                           83,941         85,012         88,790
          Total operating expenses     265,276        267,368        284,585

        Income from restaurant
          operations                    57,985         48,159         52,238

        General and administrative
          expenses                      24,452         24,369         27,045

        Operating income before
          impairment and loss
          provision for
          underperforming assets        33,533         23,790         25,193

        Impairment and loss
          provision for
          underperforming assets        23,500         35,000            ---

        Operating income (loss)         10,033       (11,210)         25,193

        Other income (expense):
        Interest expense               (6,210)        (6,162)        (6,631)
        Other expense                    (277)           (80)           (56)
          Income (loss) before
            income taxes                 3,546       (17,452)         18,506

        Provision (benefit) for
          income taxes:
            Current                      7,500          5,169          8,028
            Deferred                   (6,097)        (7,007)          (817)
                                         1,403        (1,838)          7,211
        Net income (loss)             $  2,143      $(15,614)       $ 11,295

        Earnings (loss) per share     $   0.09      $  (0.63)       $   0.45

        Weighted average shares
          outstanding               24,663,971     24,763,715     25,167,349


                   See notes to consolidated financial statements.



        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
        NPC International, Inc. and Subsidiaries

                                                                 Total
                           Common  Paid-in   Retained  Treasury  Stockholders'
 (Dollars in               Stock   Capital   Earnings  Stock     Equity
  thousands)

 Balance, March 30, 1993    $276   $22,368   $84,405  $(17,613)   $89,436

 Net income                 ----      ----    11,295       ----    11,295

 Acquisition of
   treasury stock           ----      ----      ----    (1,766)   (1,766)

 Exercise of stock options  ----      (46)      ----         68        22

 Balance, March 29, 1994     276    22,322    95,700   (19,311)    98,987

 Net loss                   ----      ----  (15,614)       ----  (15,614)

 Acquisition of
   treasury stock           ----      ----      ----    (3,256)   (3,256)

 Exercise of stock options  ----     (302)      ----        472       170

 Balance, March 28, 1995     276    22,020    80,086   (22,095)    80,287

 Dividend                   ----      ----   (5,213)       ----   (5,213)

 Net income                 ----      ----     2,143       ----     2,143

 Exercise of stock options  ----     (191)      ----        294       103

 Balance, March 26, 1996    $276   $21,829   $77,016  $(21,801)   $77,320



                   See notes to consolidated financial statements.


        CONSOLIDATED STATEMENTS OF CASH FLOWS
        NPC International, Inc. and Subsidiaries
                                                   Fiscal Year Ended
                                           March 26,    March 28,   March 29,
        (Dollars in thousands)             1996         1995        1994


        Cash Flows Provided By Operating
        Activities:

        Net income (loss)                  $   2,143    $(15,614)   $ 11,295
        Non-cash items included
          in net income (loss):
            Depreciation and amortization     18,372       20,990     24,008
            Deferred income taxes and other (6,097) (8,334) (1,791) Non-cash portion of impairment
              and loss provision              23,379       34,414       ----

        Change in assets and liabilities,
          net of acquisitions:
            Accounts receivable, net           (488)          748        452
            Notes receivable, net              (312)        (226)      (302)
            Inventories of food and supplies (1,100)        (162)        427
            Income tax receivable              2,245         ----       ----
            Prepaid expenses and other
              current assets                     496        (748)       (56)
            Accounts payable                 (1,327)          150          4
            Payroll taxes                        294           49       (32)
            Accrued interest                     202          204        722
            Accrued payroll                      327      (1,019)      (354)
            Health and workers compensation
              insurance reserves               2,046        1,260      2,145
            Other accrued liabilities        (7,392)      (4,407)    (1,666)
              Net cash flows provided by
                operating activities          32,788       27,305     34,852

        Cash Flows Used By Investing
        Activities:

        Purchase of NRH Corporation,
          net of cash                           ----         ----   (19,370)
        Capital expenditures                (17,825)     (11,067)   (13,202)
        Acquisition of business assets,
          net of cash                       (15,150)      (7,803)       (61)
        Changes in other assets, net             243      (1,474)        788
        Dividends                            (5,213)         ----       ----
        Proceeds from sale of
          capital assets                       4,708        1,943        565
            Net cash flows used by
              investing activities          (33,237)     (18,401)   (31,280)

        Cash Flows Used By Financing
        Activities:
        Purchase of treasury stock              ----      (3,256)    (1,766)
        Net change in revolving credit
          agreements                        (16,480)        3,480     23,710
        Proceeds from issuance of
          long-term debt                      20,000       10,000       ----
        Payment of long-term debt           (11,561)     (17,446)   (24,616)
        Exercise of stock options                103          170         22
          Net cash flows used by
            financing activities             (7,938)      (7,052)    (2,650)

        Net Change In Cash And Cash
        Equivalents                          (8,387)        1,852        922

        Cash And Cash Equivalents
        At Beginning Of Year                   9,971        8,119      7,197

        Cash And Cash Equivalents
        At End Of Year                      $  1,584     $  9,971   $  8,119


                  See notes to consolidated financial statements.




          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          NPC International, Inc. and Subsidiaries

          (1)  Summary of Significant Accounting Policies
          Consolidation - The financial statements include the accounts of NPC International, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions are eliminated.

          Fiscal Year - The Company operates on a 52 or 53 week fiscal year ending on the last Tuesday in March. The fiscal years ended March 26, 1996, March 28, 1995, and March 29, 1994, each contained 52 weeks.

          Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At March 26, 1996, and March 28, 1995, substantially all cash was in the form of depository accounts.

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

          Long-Lived Assets - Effective in fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
          to be  Disposed Of.   The majority  of the  Company's long-lived
          assets held for continuing use are evaluated for potential impairment on a store-by-store basis. Assets held for sale are stated at estimated fair value. Implementation of this standard did not have a material impact on the Company's financial statements.

          Franchise Rights - The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 years and are renewable at the option of the Company for an additional 15 years. Initial franchise fees are capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement, including the renewal period, if any. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, are recorded as operating expenses as incurred.

          The franchise agreements for Tony Roma's restaurants provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized on the accrual basis, although initial fees are not recognized until the franchisee's restaurant is opened. Franchisees also participate in national and local marketing programs which are managed by the Company but are not included in the accompanying financial statements.

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

          Earnings Per Share - Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares represent the number of shares which would be issued assuming the exercise of dilutive common stock options, reduced by the number of shares which could be purchased with proceeds from the exercise of such options. Per share amounts are not materially different on a fully diluted basis.

          Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Advertising Costs - Advertising costs are expensed as incurred. The Company incurred $17,229,000 of such costs in fiscal 1996 and $17,940,000 and $19,287,000 in fiscal 1995 and fiscal 1994 respectively.

          Reclassifications - Certain amounts have been reclassified to conform the prior year financial statements with the current year presentation.

          (2)  Facilities and Equipment

          Facilities and equipment consists of the following:

                                                      Fiscal Year Ended
                                       Estimated     March 26,     March 28,
        (Dollars in thousands)        Useful Life    1996          1995

        Land                                         $ 21,192      $ 27,271
        Buildings                     15-30 years      38,582        45,928
        Leasehold improvements         5-20 years      36,086        35,264
        Furniture and equipment        3-10 years      66,670        68,672
        Capitalized leases                                ---         4,575
        Construction in progress                        3,381         1,548

                                                      165,911       183,258
        Less accumulated depreciation
          and amortization                            (73,234)      (67,068)

        Net facilities and equipment                  $92,677      $116,190





         (3)  Bank Debt and Senior Notes

         Long-term debt consisted of the following:

                                               Fiscal Year Ended
                                    March 26, 1996           March 28, 1995
                     Principal
 (Dollars in         Payments     Carrying  Estimated   Carrying  Estimated
  thousands)        Begin  End    Value     Fair Value  Value     Fair Value

 Revolving credit                 $10,840   $10,840     $27,620   $27,620
 9.09% senior notes 10/97 10/01    10,000    10,478      10,000     8,778
 8.02% senior notes  4/98  4/02    10,000    10,105        ----      ----
 8.49% senior notes   --    --       ----      ----       4,000     4,014
 7.58% senior notes  5/93  5/97    10,000     9,994      15,000    14,857
 6.96% senior notes  4/98  4/02    10,000     9,757        ----      ----
 6.35% senior notes  4/96  4/00    20,000    19,533      20,000    16,327
 Other                              2,547     2,646       3,182     3,268

                                   73,387    73,353      79,802   $74,864

 Less current installments          (535)                 (547)
 Total long-term debt             $72,852               $79,255


          The Company has a $50,000,000 unsecured revolving credit agreement. Under this agreement, as amended, the Company has the right to borrow, repay and reborrow up to $50,000,000 until August 10, 1997. The Company may elect to pay interest at the prime rate, the Interbank rate or a money market rate (6.25% at March 26, 1996). Commitment fees of .25% per annum are paid on the unused balance of the facility and are included in interest expense.

          Each senior note requires annual principal payments equal to 20% of the original principal amount. Proceeds from these notes were used to repay amounts borrowed under the Company's revolving credit agreement. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt. On June 9, 1994, the Company signed a $20,000,000 shelf placement facility with a major insurance company, $10,000,000 of which was borrowed on December 20, 1994, bearing interest at 9.09%, and the remaining $10,000,000 borrowed on April 25, 1995 bearing interest at 8.02%. This facility was increased to $60,000,000 on June 29, 1995 and an additional $10,000,000 was borrowed under the facility on July 18, 1995 at an interest rate of 6.96%. The Company can borrow an additional $30,000,000 under this agreement, as of March 26, 1996, until August 10, 1997.

          The aggregate maturities of long-term debt, excluding the revolving credit agreement, are as follows: fiscal year 1997 -
          $9,500,000; fiscal year  1998 - $11,500,000;  fiscal year 1999  -
          $10,500,000; fiscal 2000  - $10,500,000; fiscal  2001-$10,547,000 and $10,000,000 in years beyond.

          The average amount outstanding on all bank borrowings and senior notes for the year ended March 26, 1996, was $77,739,000 and the maximum borrowings were approximately $97,890,000. Interest expense from bank borrowings and senior notes for fiscal years 1996, 1995 and 1994, was $5,703,000, $5,331,000 and $5,812,000,
          respectively. Weighted average interest rates during the same periods were 7.34%, 7.36% and 6.44%, respectively.
          Cash paid for interest in fiscal years 1996, 1995 and 1994 was $6,043,000, $5,957,000 and $6,198,000, respectively.

          The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios and a minimum net worth. The Company was in compliance with all such debt covenants, as amended, at March 26, 1996.

          Statement of Financial Accounting Standards No. 107, Disclosures about the Fair Market Value of Financial Instruments, requires companies to disclose the estimated fair value of financial instruments. The Company's debt consists of non-trading long-term notes with fixed rates maturing over the next six years and a long-term revolving loan with variable rates. Management has computed the fair market values of the fixed-rate notes based upon an estimated incremental borrowing rates of 7.7% in fiscal 1996 and 8.11% in fiscal 1995. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company's debt portfolio. Management believes the fair market value of the revolving credit agreement is equal to its carrying value, due to its daily rate fluctuation.


          (4)  Stock Options

          At March 26, 1996, the Company has a 1994 Non-Qualified Stock Option Plan pursuant to which an aggregate of 2,791,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts. At March 26, 1996, 1,122,081 options were exercisable.


                                   Shares Under Option   Option Price Range

               March 30, 1993            1,614,026
                 Granted                   167,050          $6.00
                 Canceled                (209,414)
                 Exercised                 (7,036)          $2.19-$5.42

               March 29, 1994            1,564,626
                 Granted                   364,500          $5.00-$6.00
                 Canceled                (294,058)
                 Exercised                (41,862)          $1.91-$6.25

               March 28, 1995            1,593,206
                 Granted                   396,350          $5.50-$6.88
                 Canceled                (130,759)
                 Exercised                (19,028)          $2.53-$6.25

               March 26, 1996            1,839,769          $5.50-$6.88



          (5)  Profit Sharing Plan

          The Company instituted the NPC International, Inc. Profit Sharing Plan on July 1, 1992. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company's contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $540,334, $517,000, and $477,000 for calendar years 1995, 1994, and 1993, respectively.


          (6)  Income Taxes

          The  provision  (benefit)  for  income  taxes  consisted  of  the following:
                                                Fiscal Year Ended
                                       March 26,     March 28,    March 29,
        (Dollars in thousands)         1996          1995         1994

        Currently payable:
          Federal                      $ 6,072       $ 3,923      $ 6,225
          State                          1,428         1,246        1,803

                                         7,500         5,169        8,028

        Deferred:
          Federal                      (5,018)       (5,767)        (727)
          State                        (1,079)       (1,240)         (90)

                                       (6,097)       (7,007)        (817)

        Provision (benefit)
          for income taxes             $ 1,403      $(1,838)      $ 7,211



          The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                               Fiscal Year Ended
                                        March 26,    March 28,    March 29,
        (Dollars in thousands)          1996         1995         1994

        Tax computed at
          statutory rate                $ 1,241      $(6,108)     $ 6,477
        Write-off of Skipper's goodwill    ----         4,665        ----
        Tax credits                       (468)         (857)       (695)
        State taxes, net of federal
          effect, and other                 630           462       1,429

        Provision (benefit) for
          income taxes                  $ 1,403      $(1,838)     $ 7,211



          The  significant  components  of  the  deferred  tax  asset   and
          liability at March 26, 1996, and March 28, 1995, consisted of the following:

                                       Fiscal Year Ended
                          March 26, 1996               March 28, 1995

  (Dollars in       Deferred       Deferred        Deferred      Deferred
   thousands)      Tax Assets   Tax Liabilities   Tax Assets  Tax Liabilities

  Disposition of
    Skipper's       $ 7,910        $   ---         $   ---       $   ---
  Depreciation and
    amortization        ---         11,548             ---        11,320
  Closure reserve     5,656            ---           8,187           ---
  Capitalized leases    561            ---             625           ---
  Tax credit
    carryforwards     1,145            ---           1,348           ---
  Insurance reserves  4,126            ---           3,036           ---
  Other               2,223            723           2,016           281

  Subtotal           21,621         12,271          15,212        11,601
  Valuation
    allowances      (1,145)            ---         (1,503)           ---

  Total deferred
    tax assets and
    liabilities     $20,476        $12,271         $13,709       $11,601



          For income tax purposes, the Company has available at March 26, 1996, targeted jobs tax credit carryforwards of approximately $1,145,000 which, if not previously utilized, will expire in varying amounts during years 2001 through 2004. The utilization of the carryforwards is subject to the ability of the subsidiaries of the Company, from which they originated, to generate taxable income on a separate company basis.

          Cash paid for income taxes in fiscal years 1996, 1995, and 1994 was $4,868,000, $8,542,000, and $7,001,000, respectively.

          (7)  Commitments

          The Company leases certain restaurant equipment and buildings under operating leases. In fiscal 1995 the Company had recorded certain equipment and facilities leases as capital lease assets and obligations. These assets and obligations have been removed in fiscal 1996 due to the sale of Skipper's (Note 10). Rent expense for fiscal years 1996, 1995, and 1994 was $11,849,000, $11,410,000, and $11,925,000, respectively, including additional rentals of approximately $1,453,000 in 1996, $1,030,000 in 1995, and $1,344,000 in 1994. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company's leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations. During the fiscal year ended March 26, 1996, the Company continued to lease three properties from Company officers at rental rates believed to be comparable to terms the Company could obtain from unrelated lessors. Rental expense under these leases for fiscal years 1996, 1995, and 1994 was $69,000, $106,000, and $222,000,
          respectively. The Company purchased real estate from an officer of the Company or his affiliate in the amount of $800,000, $800,000, and $1,456,000, in the fiscal years ended March 26,
          1996, March 28, 1995, and March 29, 1994, respectively. The value of the purchased real estate was determined by an independent certified appraiser or Company personnel using recognized valuation techniques. All such related party transactions were approved by the Company's Board of Directors. Additionally, the Company leased a corporate aircraft from an officer during previous years. Management believes the lease was at least as favorable as could be obtained from unrelated parties. Rental expense incurred under this lease amounted to $194,000 in fiscal 1995 and $258,000 in fiscal 1994.

          For purposes of administering its self-insurance program, the Company has issued three standby letters of credit. One letter of credit for $9,025,000, expiring July 1, 1996, benefits the insurance company which administers the Company's primary workers compensation program. Two additional letters of credit for $100,000 each, benefit another insurance company and state workers compensation programs and expire October 2, 1996 and June 23, 1996. All claims are routinely paid in the normal course of business and the Company does not anticipate that such instruments will be funded.

          Minimum lease payments for the next five years at March 26, 1996, consisted of:

          (Dollars in thousands)

          Fiscal Year

          1997                                         $ 6,488
          1998                                           5,322
          1999                                           4,361
          2000                                           3,589
          2001                                           2,988
          Thereafter                                    12,100

          Total minimum lease commitments              $34,848





          (8)  Acquisition of Tony Roma's

          On June 8, 1993, the Company executed a definitive stock purchase agreement to acquire all of the outstanding stock of NRH Corporation, owner and franchisor of Tony Roma's restaurants, for an aggregate purchase price of approximately $21,400,000 in cash. The business combination was accounted for as a purchase and, accordingly, the Company allocated the purchase price as follows:
          $16,100,000 to goodwill (amortized primarily over a 25 year period), $11,800,000 to property, plant and equipment (amortized over six to 15 years, depending on the asset's remaining life), $1,190,000 to a non-compete agreement (two year amortization), $551,000 to deferred tax assets, $1,400,000 to other assets, $5,344,000 to net current liabilities and $4,300,000 to long-term debt. The results of operations of NRH Corporation were included in the results of the Company from the effective date of the acquisition. The proforma effect of this acquisition would not be materially different than the results presented herein. On March 29, 1994, NRH Corporation was merged into its operating subsidiary Romacorp, Inc. as part of a restructuring of the NRH Corporate group.


          (9)  Asset Exchange Agreement

          On August 3, 1994, the Company completed an asset exchange agreement with Pizza Hut, Inc. (PHI), which extended the Company's Pizza Hut franchise rights through the year 2010. The agreement involved the concurrent acquisition of 19 Pizza Hut restaurants from another franchisee, and the exchange of 95 of the Company's Pizza Hut restaurants and delivery kitchens, including 11 obtained in the concurrent acquisition, for 62 Pizza Huts operated by PHI. Book basis in the exchange properties and additional net cash payments made by the Company of $6,630,000 to consummate the transaction have been allocated to the new franchise rights and stores acquired in the exchange. Part of this agreement included the exchange of $6,878,000 in fixed assets, $2,395,000 in unamortorized franchised rights and $675,000 in other intangible assets, in return for franchise rights valued at $9,948,000. No gain or loss was recorded on the transaction. Under the terms of the new franchise rights, the Company's royalty payments for all units owned at that time will increase to four percent of gross sales, as defined, beginning in July 1996, from the Company's current effective rate of approximately 2.25%.

          (10)  Impairment and Loss Provision for Underperforming Assets

          In fiscal 1996, the Company recorded a $20,000,000 pre-tax charge related to the sale of Skipper's. The sale agreement, effective March 25, 1996, was signed April 24, 1996 and closed May 14, 1996. In conjunction with the sale, the Company retained certain assets and liabilities, primarily related to the 77 units that were closed in fiscal 1995. The retained assets have been recorded at fair value in accordance with SFAS No. 121 and are reflected in assets held for sale. The retained liabilities continue to be reflected as historically presented, primarily in the closure reserve. Proceeds from the sale are included in accounts receivable and were received at closing on May 14, 1996.

          On January 28, 1995, the Company announced that it would take a charge of $35,000,000 before taxes to reserve for costs associated with the closure and the anticipated loss on disposition of 77 unprofitable Skipper's units. Significant components of the $35,000,000 charge included the impairment of $13,336,000 of remaining goodwill associated with the Company's purchase of Skipper's in 1989, an expected loss on disposal of owned facilities of $9,910,000, the present value of obligations related to leased facilities of $8,659,000, and $3,095,000 in miscellaneous closure costs. During fiscal 1996 the company charged $8,732,000 against this liability, $7,544,000 related to property dispositions and the remainder consisted of inventory disposal and other miscellaneous charges.

          In fiscal 1996, Skipper's generated $44,910,000 of revenue and a loss from restaurant operations, exclusive of the $20,000,000 impairment and loss provision, of $196,000. Revenue for fiscal 1995 was $69,456,000, and losses from restaurant operations, exclusive of the $35,000,000 impairment and loss provision, were $2,771,000. Fiscal 1994 included Skipper's revenue and income from restaurant operations of $81,409,000 and $1,313,000, respectively. Both 1995 and 1994 results include the operations







          of the 77 stores closed in February 1995, which were; fiscal 1995, revenue of $19,647,000 and a loss from restaurant operations of $3,845,000; and fiscal 1994, revenue of $25,621,000 and a loss from restaurant operations of $2,772,000.

          Additionally, the Company recorded a pre-tax provision of $3,500,000 in fiscal 1996 related to the disposition of six underperforming Tony Roma's units and the relocation of two others to be completed in the next year. The assets to be disposed of consist of buildings, leasehold improvements, and furniture and equipment, which had a carrying value of approximately $2,800,000. The six units to be disposed of generated sales of approximately $7,600,000 and losses from restaurant operations of approximately $340,000 in fiscal 1996.

          (11)  Quarterly Results (unaudited)

          Summarized results of operations for each quarter of the last two fiscal years are as follows:

 (Dollars in                 First     Second    Third     Fourth    Annual
  thousands except           Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
  per share amounts)         Quarter   Quarter   Quarter   Quarter   Total

 Year Ended March 26, 1996
 Revenue                     $83,467   $79,039   $77,647   $83,108   $323,261
 Income from restaurant
   operations                 14,657    12,987    14,358    15,983     57,985
 Net income (loss)             4,125     3,637     3,912   (9,531)      2,143
 Earnings (loss) per share       .17       .15       .16     (.38)        .09

 Year Ended March 28, 1995
 Revenue                     $84,457   $78,472   $77,159   $75,439   $315,527
 Income from restaurant
   operations                 14,026    12,185    11,116    10,832     48,159
 Net income (loss)             3,755     2,955     2,158  (24,482)   (15,614)
 Earnings (loss) per share       .15       .12       .09     (.99)      (.63)



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



          O. Gene Bicknell
          Chairman of the Board and
          Chief Executive Officer



          James K. Schwartz
          President and
          Chief Operating Officer



          Troy D. Cook
          Vice President Finance and
          Chief Financial Officer


          Report of Independent Auditors

          The Board of Directors and Stockholders
          NPC International, Inc. and Subsidiaries

          We have audited the accompanying consolidated balance sheets of NPC International, Inc. and Subsidiaries (the Company) as of March 26, 1996, and March 28, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 26, 1996, and March 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 26, 1996, in conformity with generally accepted accounting principles.

          As discussed in Note 1 to the financial statements, in the fiscal year ended March 26, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".


          Ernst & Young LLP

          Kansas City, Missouri
          April 30, 1996

Stock Information
NPC International, Inc.'s common shares are traded on the NASDAQ Stock Market under the symbol "NPCI". Effective August 8, 1995, the Company combined its Class A common stock and Class B common stock into a new, single class of common stock.

For the calendar periods indicated, the following table sets forth the range of high and low closing sale prices.

Calendar Period        Class A         Class B
                    Common Stock     Common Stock
1994                 High    Low       High   Low
First Quarter        7 1/2   6         6 3/8  5 1/4
Second Quarter       7       5         6 1/4  4 5/8
Third Quarter        6 15/16 5 1/2     6 3/4  5 1/4
Fourth Quarter       6 7/8   5 3/8     6 1/2  5 3/8

1995
First Quarter        6 1/2   5         5 5/8  4 3/4

                    Common Stock
Second Quarter       6 7/8   5
Third Quarter        7 3/8   6 1/8
Fourth Quarter       8 1/4   6 3/16

1996
First Quarter        9       6 7/8

NPC International, Inc.'s policy is to retain earnings to fund development and grow the business. On August 8, 1995, the stockholders approved a special dividend of $.421875 per Class A share (to stockholders of record on August 8, 1995) in connection with the concurrent approval of a stock recapitalization plan. The Company does not contemplate payment of a recurring cash dividend in future periods.

As of May 29, 1996 the approximate number of stockholders was 3,800 including an estimated number of individual participants in security position listings.