Form 10-K, Exhibit 13
period 1997-03-25
NPC INTERNATIONAL INC
filed 1997-06-06
CIK 748714

TABLE OF CONTENTS
Financial Highlights                                       1
Letter to Stockholders                                     2
Pizza Hut Employees                                        4
Tony Roma Employees                                        6
Communications are Key                                     8
Five Year Summary                                         10
Management's Discussion and Analysis
Results of Operations                                     11
Consolidated Balance Sheets                               16
Consolidated Statements of Operations                     17
Consolidated Statements of Stockholders' Equity           18
Consolidated Statements of Cash Flows                     19
Notes to Consolidated Financial Statements                20
Report of Management                                      27
Report of Independent Auditors                            27
Stockholder Data                                          28

STATEMENT OF DIFFERENTIATION
NPC International, Inc., began operations in 1962, has been publically owned since 1984, and is the largest Pizza Hut franchisee in the world, currently operating over 600 restaurants and delivery kitchens in twenty states. Additionally, through its subsidiary Romacorp, Inc., the Company is the owner/franchisor of the fast-growing casual restaurant chain, "Tony Roma's - Famous for Ribs". Romacorp, Inc., operates 40 Tony Roma's units and, through its affiliates, franchises another 140 restaurants including 49 international facilities.
Shares of NPC International, Inc. are traded on the NASDAQ Stock Market under the symbol "NPCI".

OUR MISSION
Pizza Hut - Be the best at making and serving the best pizza in America whether at home or at the Hut.
Tony Roma's - Operating great restaurants to serve America's favorite ribs and to win our guests for life.

FINANCIAL HIGHLIGHTS
Fiscal Year Ended
                               March 25, March 26, March 28,
(Dollars in thousands,
except per share data)              1997      1996      1995
For the Year:
Revenue                         $295,285  $324,986  $317,467
Operating income before
impairmentand loss provision      34,227    33,704    23,940
Impairment and loss provision
for underperforming assets            --    23,500    35,000
Operating income (loss)           34,227    10,204  (11,060)
Income (loss) before income taxes 29,083     3,546  (17,452)
Net income (loss)                 17,811     2,143  (15,614)
Earnings (loss) per share           0.71      0.09    (0.63)
Performance Measures:
Operating income before
impairment and loss provision as
a percent of revenue                11.6%     10.4%      7.5%
Operating income (loss) as a
percent of revenue                  11.6%      3.1%     (3.5)%
Income (loss) before income taxes
as a percent of revenue              9.8%      1.1%     (5.5)%
Net income (loss) as a percent
of revenue                           6.0%      0.7%     (4.9)%
Return on average stockholders'
equity                              20.6%      2.7%    (17.4)%
Return on average assets             7.8%      1.0%     (7.1)%

Fiscal Year Ended
                               March 25, March 26, March 28,
(Dollars in thousands)              1997      1996      1995
At Year-End:
Total assets                    $259,907  $197,829  $211,712
Long-term debt                   116,777    73,328    82,850
Stockholders' equity              95,793    77,320    80,287
Numbers of Company owned units       513       405       481
Number of franchised units           140       142       157

TO OUR STOCKHOLDERS,
Fiscal 1997 was a challenging experience for every member of the NPC family. We all were challenged by the unprecedented growth of our concepts not to mention the day-to-day challenges encountered in the highly competitive restaurant industry. This annual report is dedicated to our employees; the people who truly make this Company successful. We hope that you will enjoy the rare opportunity presented by this year's annual report: a real look at some of the people who make it happen every day for our customers and our stockholders.

We are very excited about the future of your company and the opportunities that lie before it. However, before addressing the future we will address last year's performance:

A look at Fiscal 1997
For the year, revenue declined 9.1% to $295 million due largely to the sale of Skipper's, Inc. effective the last day of fiscal 1996. We were pleased that income from restaurant operations increased by 1.1%, as a percent of sales, despite increased commodity and labor costs and the expected increase in the royalty rate paid to our franchisor Pizza Hut, Inc. Income before taxes and special charges recorded in 1996 increased by more than $2 million or 7.5% over last year's results, despite the challenges mentioned above.

Fiscal 1997 Highlights:
Sales in our Pizza Hut division declined by 1.4% due largely to a comparable store sales decline of 8.3% after reaching comparable sales growth of 5.2% during fiscal 1996 driven primarily by the success of Stuffed Crust and TripleDecker pizzas.

We continued to grow our Pizza Hut division through acquisition during fiscal 1997 by investing $84 million in the acquisition of 157 stores. Specifically, during the third quarter, we acquired 31 stores in North Carolina from a franchisee, with annual sales of around $24 million. We also acquired another 126 locations in nine states with annual sales of approximately $74 million from Pizza Hut, Inc. We closed on 60 of the 126 stores on March 6, 1997, and the remainder of the acquisition on March 27, 1997, just after the close of our fiscal year.

Tony Roma's restaurant sales increased by 33.6% due to achieving its target of opening 12 new stores during the year and positive comparable sales results for the second consecutive year. Tony Roma's posted comparable sales growth of 2.2% for the year for stores open 18 months or longer.

Looking Ahead - Pizza Hut
The Pizza Hut brand is undergoing significant changes under the guidance of David Novak not to mention the impending spin-off of Pepsico, Inc.'s restaurant division, which includes Taco Bell and KFC. The new leadership at Pizza Hut is focused upon growing the concept by "making and serving the best Pizza in America". Pizza Hut will no longer rely upon new product news to drive sales as it has done in the past few years with Bigfoot, Stuffed Crust, and TripleDecker Pizzas. Instead, Pizza Hut is focusing upon it's core products and ways to make the best pizza in the business even better. We look forward to fiscal 1998 with great optimism because we are very excited to share these improvements and the new spirit of the Pizza Hut brand with everyone who loves great pizza.

Based on communications to date, we believe that the spin-off of the restaurant division by Pepsico, Inc. will accrue to the benefit of the brand, its customers and, of course, its franchisees. Further, we believe that this action will promote more continuity of management, which should allow for long-term brand-based decision making while not significantly minimizing the financial wherewithal and marketing power of our franchisor. We also believe that this action will allow for increased focus upon restaurant operations which will enhance the value of the brand.

During fiscal 1998 we are targeting the aggressive growth of our Pizza Hut division through acquisition by remaining active in the Pizza Hut refranchising process and the pursuit of franchisees. We are off to an exciting start on our Pizza Hut acquisition strategy with the execution of two letters of intent during the first month of our new fiscal year. Specifically, on April 15, 1997 we entered into a letter of intent with Pizza Hut, Inc. to acquire 52 stores with annual sales in excess of $34 million in North Dakota, South Dakota, and Minnesota for $32.25 million in cash. This transaction is expected to close in early June of 1997 subject to certain contingencies. on April 23, 1997 we announced that we had entered into a letter of intent with Jamie B. Coulter, a long-time Pizza Hut franchisee, to acquire his Pizza Hut operations for $57 million consisting of 100 locations in 11 states and annual revenue of almost $60 million. This transaction closed on May 15, 1997 except for 18 North Carolina units, representing $10 million in purchase price, which we will manage until acquired, subject to the resolution of certain contingencies. Both of these operations have produced strong historical operating results reducing the assimilation risk relative to underperforming units.

This level of acquisition activity will be a challenge to all of us at NPC; specifically, our restaurant operations personnel upon whom we have focused in this report. These are the people who comprise the culture which has made NPC successful in the past and will continue to do so in the future. They will not only be given additional opportunity for advancement but will also train employees of the acquired operations regarding NPC's technology systems, staffing philosophy and rigid compliance with product specifications. Furthermore, the employees of the newly acquired territories will add increasing depth to our management ranks, thereby increasing our future assimilation capabilities.

We ended 1997 with a bang by acquiring 157 units during the last two quarters of our fiscal year and we have carried the momentum over to fiscal 1998 seizing additional acquisition opportunities as discussed. It is an exciting time for all of us at NPC and we look forward to the challenge of assimilating the units that comprise this unprecedented growth.

Looking Ahead - Tony Roma's

We remain very excited about the future of the Tony Roma's brand. We continue to believe that Tony Roma's is uniquely positioned as the only national restaurant chain specializing in ribs; however, we remain active in the pursuit of the optimal menu. The menu overhaul that was rolled out in October of 1995 was successful in contributing to comparable sales growth in fiscal 1996 and 1997. We are continuing to evaluate various enhancements to our menu including new soups, salads, and breads, as well as menu combinations such as steak and ribs combos, among others. We expect to further leverage our outstanding menu development staff and produce new and exciting additions in fiscal 1998.

After again meeting our unit growth target of 12 new company locations and 14 new franchised locations we are targeting the addition of 12 new company stores and 15 to 20 new franchisee locations in 1998. As a result we are targeting Company sales growth of around 30% in fiscal 1998. We are looking for average annual sales volume in excess of $2 million from our new prototype restaurants to be built in fiscal 1998 as we grow this unique concept. The increase in Company-owned units operated could not have been achieved without the outstanding efforts of our development team and our operations personnel who again displayed their flexibility and commitment.

We believe that Tony Roma's great food, great service, and, of course, great people are a recipe for success. We at NPC look forward to the continued growth and prosperity of this unique brand.

In closing...
We would like to thank each of the dedicated employees of NPC who have given the Company and its customers such great service during this and years past. We would also like to welcome the new employees who joined our family by virtue of acquisition, growth, or otherwise. This annual report is dedicated to each of you as a display of gratitude for your prior and continuing service. Thank you.

We would also like to thank our stockholders for their continued confidence in and support of NPC. We appreciate your support and look to reward it with continuing growth and profitability.

O. Gene Bicknell
Chairman of the Board & Chief Executive Officer
James K. Schwartz
President & Chief Operating Officer

HIGH ENERGY EMPLOYEES
As the largest Pizza Hut franchisee in the world, the Company is committed to maintaining the excellence of its "Mega Brand" products. Recognized quality combined with the Company's energetic personnel will continue to benefit us significantly in the marketplace.

Majdi Khalaf, Area general manager in Gadsden, Alabama, has been with NPC for over 20 years because he "believes in the success of the Company and they have always treated me fair." When Majdi began his career NPC owned 68 restaurants. Today the Company owns over 600 Pizza Huts. Majdi's philosophy toward employees has helped the Company grow. "You must start with good quality, even if you have to search to find it. Similar to a fruit tree that must be watered and fertilized, employees need to be trained and rewarded with lots of follow-up." Majdi has been Area General Manager of the Year on two occasions and attributes his success to his co-workers. Majdi's success can also be attributed to his MBA degree and use of technological advances which allow him to be "more efficient and productive." Majdi is married and enjoys watching auto racing in his free time.

Savannah Atterberry is a server and a "smiler" in our North Frontage Road unit in Meridian, Mississippi. She has been cheerfully serving NPC's customers for more than 17 years. Savannah has a wonderful personality and it shows during her shifts. One regular customer always ordered her "usual" for 15 years, and in 1990 when Savannah transferred to her current restaurant, so did the customer. According to Bruce Sharp, Vice President-Southern Division, Savannah's attitude and personality are unbeatable, "the first thing that any customer will see when they walk through the door is Savannah's warm, friendly smile."

Dorthia Springfield is a cook in our Austin Peay unit in Memphis, Tennessee. During her 18 years of preparing and serving Pizza Hut pizzas she has seen a lot of changes. However, one thing remains the same, "having the satisfied customers thank me and say that they will be back." She loves serving customers and especially children. "I like for them to have a good time at Pizza Hut." Dorthia is excited about the "totally new " pizza being served now. "We have always made a quality pizza, but our new product is clearly the best pizza we have ever made."

Randy Jefferson, recently promoted Area General manager in Hazelhurst, Mississippi, values the Company's growth because he is a stockholder and participant in the Employee Stock Purchase Program. During his 19 years with NPC, many of his days started at 3:00 a.m. preparing Pizza Hut pizzas for surrounding school lunch programs. It's rewarding for Randy that schools have 97% participation at lunch on pizza day. Randy's wife is also a tenured Pizza Hut manager; together they enjoy raising their three children.

Yvonne Marsala is a Pizza Hut manager
in Fayetteville, North Carolina. She has been involved in the pizza business for approximately 18 years and recently became an NPC employee as part of a 31 store acquisition in October 1996. Yvonne says that she is a person that "used to resist change, but, I have now learned to accept it. I am glad that I decided to stick it out through the acquisition and stay with NPC." She likes the new technology that NPC has brought into her restaurant. "The systems allow me to have more information at my fingertips." What Yvonne likes best, is that every day is different. "I like people and working with young employees. I think it helps me better relate to my own kids." Yvonne is married with two teenaged children.

It is a great time to be associated with Pizza Hut. The Company is excited about the future of the innovative Pizza Hut brand. We believe our dedicated employees, coupled with the strength of the Pizza Hut brand, provide a strong foundation for increasing stockholder value.

ENTHUSIASM IS CONTAGIOUS
Tony Roma's is a great employer, say its more than 2,500 employees. Tony Roma's cares about the quality of its product and providing customers with a comfortable dining experience through great food, outstanding service, and a guest-friendly environment. Employees appreciate the challenges and opportunities that Tony Roma's provides, and the flexibility and autonomy offered by upper management.

Sue Ellisa Caplan, regional training manager for southern Florida, is committed to her career at Tony Roma's-she enjoys both the variety and many challenges that the Company's tremendous growth has afforded her. Originally from Dallas, Sue has been with Tony Roma's since 1988. She considers her job "fun and interesting." In addition to training, Sue recruits and interviews managers. Due to our growth, she coordinated the hiring of a significant number of managers during the past year. "It's easy to hire managers when you have great things to say about the Company. I never have to sit across the table from a management candidate and feel I'm selling them something I don't believe in myself." Sue and her husband became parents of a baby girl in April.

Bobbie Bryant is kitchen manager of the West Colonial store in Orlando, Florida. Working with Tony Roma's since 1986, Bobbie was thrilled when the Company's growth afforded him the opportunity to transfer to the Orlando area. His commitment to Tony Roma's stems from its "family atmosphere that management creates. I can talk with upper management about any problem and I know my employees feel the same way about me." Bobbie is an avid and award-winning CB enthusiast with more than 50 trophies earned in nationwide competition. As Bobbie proudly states, "I run 10,000 watts of power out of my truck." He is married with three children.

Phil Heckathorne, district manager
for five stores in the Dallas, Texas area, loves the food industry. with Tony Roma's since 1989, he likes the Company's management style, which allows him to make his own decisions and to work autonomously. Company growth and improvements have also proved helpful. "The Company has made improvements in technology that "have made it easy for me to access information on a daily basis through my laptop. I can monitor sales and results and communicate with all of my units no matter where I'm located on that day." Phil is an avid skier and the father of a 5-year-old daughter.

Cynthia (Thia) LeRiche is a bartender and trainer in the Redondo Beach, California unit, where she has worked since it opened in 1984. Thia has participated as a trainer in a number of new store openings and also is a certified trainer for managers. This experience provided a stepping-stone to the teaching career she has chosen-she has three semesters to complete before graduation with a dual degree in music. Originally from Maine, Thia has been happily employed at Tony Roma's for the past 13 years. She appreciates the "flexibility of management in always working around my school schedule and the time I took off for the birth of my baby." Thia's son is now 6 years old.

Jose Perez is a dedicated line cook in Dallas, Texas at the Northwest Highway restaurant. A native of Mexico, he has lived in the United States for 15 years. He started as a dishwasher at Tony Roma's ten years ago and has worked all kitchen positions. He's dedicated to working for his kitchen manager, Roger Ayala, whom he has followed from store to store. "I like everything about the Company," he says, "especially working with all the different employees and managers over the years." He is married with three children, and spending quality time with his family is a top priority for him. Going out to dinner is one of the activities they enjoy together most.

Now is the time to grow with Tony Roma's.
We believe that our combination of great food and service, coupled with the enduring strength of the brand provide a strong base for future growth.

COMMUNICATIONS NETWORK
At NPC technology plays a key role in our business. It provides us with a competitive edge and it allows our operators to focus more of their time on servicing their customers. It allows us to conduct business in a cost efficient manner, reducing our support and overhead cost while providing a higher level of service. At the store level our front of the house Point-of-Sale (POS) system provides effective communication between the server and the kitchen, allowing our employees to serve our customers in a quick and consistent manner while still maintaining a high level of control. It feeds data to our back office system that provides support for inventory, payroll, accounts payable and cash management. The back office system also provides management reporting and a communications interface to our corporate systems. Thanks to technology and the efforts of our operations group we can implement our POS and back office systems in a true "cookie-cutter" fashion. Our corporate systems include a wide area network with more than 800 nodes that feeds data to a state of the art AS400. On a daily basis we provide store level sales, key operating statistics and trend data to each location less than ten hours after the close of business. Over the past year we have focused our attention on improving our systems infrastructure. We upgraded our AS400, increased the reliability of our network and implemented a company wide Electronic Mail system. We have also worked hard to eliminate paper by consolidating various bills and moving them to electronic billing. We have implemented systems for inventory and accounts payable to collect data electronically allowing us to reduce our financial processing cycle while increasing the level of control.To improve access to this information we have provided Laptop PC's to our field management. Quick access to operating data allows us to deal with situations while the details are still fresh and ensures that weekly operations reviews by our President, Chief Financial Officer and Senior operations personnel are more fruitful. As we closed the year our systems were more reliable, our tool set more robust and most important we were prepared to take on new business.In the coming year we will continue efforts to consolidate bills, eliminate paper and insure that quality data is provided to our operators in a timely fashion. We will also focus our attention on developing new tools that will help our operators analyze their business. We will convert the data we gather into information that is useful and easy to interpret. We will provide this information in "real time" at the store level. Further in the future we will set our sights on capturing our organization's knowledge assets, to offer our operators expert advice and analysis based on established best practices.

FIVE YEAR FINANCIAL SUMMARY
                                            Fiscal Year Ended
                          March 25,March 26,March 28,March 29,March 30,
(Dollars in thousands
except per share data)         1997     1996     1995    1994      1993
Income Statement Data:
Revenue                     295,285 $324,986 $317,467$337,003  $285,433
Cost of sales                80,618   93,977   92,332  98,692    82,552
Direct labor                 81,086   87,293   89,964  97,103    79,829
Other operating expenses     75,523   83,280   84,659  88,619    80,475
Income from restaurant
operations                   58,058   60,436   50,512  52,589    42,577
General and administrative
expenses                     17,710   21,084   21,066  19,970    16,855
Depreciation and amortization 6,121 5,648 5,506 7,337 4,379 Operating income before
impairment and loss provision34,227   33,704   23,940  25,282    21,343
Impairment and loss
provision for
underperforming assets (1)       --   23,500   35,000      --        --
Operating income (loss)      34,227   10,204 (11,060)  25,282    21,343
Interest expense            (5,455)  (6,317)  (6,252) (6,720)   (6,460)
Other income (expense)          311    (341)    (140)    (56)     (215)
Income (loss) before
income taxes                 29,083    3,546 (17,452)  18,506    14,668
Provision (benefit) for
income taxes                 11,272    1,403  (1,838)   7,211     5,544
Net income (loss)            17,811    2,143 (15,614)  11,295     9,124
Earnings (loss) per share:
Primary                        0.71     0.09   (0.63)    0.45      0.35
Fully diluted                  0.71     0.09   (0.63)    0.45      0.35
Cash dividend per share (2)    --     .421875     --      --         --

                                          Fiscal Year Ended
                          March 25,March 26,March 28, March 29, March 30,
(Dollars in thousands)         1997     1996     1995      1994      1993
Year-End Data:
Working capital deficit  $ (15,405)$ (1,782)$ (7,061)$ (19,620)$ (16,361)
Total assets                259,907  197,829  211,712   229,112   205,310
Long-term debt              116,777   73,328   82,850    86,734    79,078
Stockholders' equity         95,793   77,320   80,287    98,987    89,436
Number of Company-owned units   513      405      481       577       546
Number of franchised units      140      142      157       155        18
Number of employees          12,000    9,800   10,300    12,500    11,200

(1) See notes to the Consolidated Financial Statements for a discussion of the sale of Skipper's, Inc. effective March 25, 1996.
(2) Declared August 8, 1995 related to Class A shares concurrent with the approval of a stock recapitalization plan.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
The Company is the largest Pizza Hut franchisee in the world. Based on unit count at year-end, the Company's Pizza Hut operations account for approximately 14% of all Pizza Hut franchised units and 6% of the entire Pizza Hut system. The Company operated its Pizza Hut units in 12 states during fiscal 1997.

The Company, through its wholly owned subsidiary, Romacorp, Inc. is also the owner/franchisor of the Tony Roma's concept which was acquired in June 1993. Through expansion of Company owned restaurants, Tony Roma's revenue grew 33.6% during the year and comprised 26.2% of consolidated revenue for the fiscal year ended March 25, 1997. Tony Roma's has targeted 12 additional restaurants for development in fiscal 1998. The Tony Roma's system operates in 25 states and 17 foreign countries.

Skipper's, Inc., a quick service seafood chain, located predominately in the Pacific Northwest, was sold by the Company effective March 25, 1996. Accordingly, the current year financial statements do not reflect any operating results related to Skipper's. The sale occurred in fiscal 1996 after the Company closed 44% of the chain in fiscal 1995 in an effort to return the concept to its core geographic operating areas.

Products - Pizza Hut's main product is high quality, innovative and moderately priced pizza. Additionally, the menu contains pasta, sandwiches, salad bar and a luncheon buffet.
Tony Roma's is a casual theme restaurant that is "Famous For Ribs." The restaurant's signature products are baby back ribs with a mild tangy sauce and deep fried onion loaves. The menu also includes spare ribs with three sauce varieties, chicken, seafood, soups, salads, appetizers, a children's menu and dessert.

All of the Company's concepts serve beer and/or other alcoholic beverages. These products are not a significant portion of the sales mix at Pizza Hut, and they comprise approximately 12% of sales for Tony Roma's.

Service - Pizza Hut provides a buffet with table service for beverages during lunch and full table service for dinner, with delivery and carry-out available throughout the day. Tony Roma's offers a fully staffed dining experience throughout the day and evening.

Period of Operation - The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The three most recent fiscal years ended March 25, 1997, March 26, 1996, and March 28, 1995 each comprised 52 weeks.

DEVELOPMENT
Activity with respect to unit count during the year is set forth in the table below. Consistent with the strategy initiated last year, the Company aggressively pursued the acquisition of Pizza Hut units from Pizza Hut, Inc. (PHI) and other franchisees. During the year the Company acquired 60 units from PHI and subsequent to year-end the acquisition of 62 units and the operations of four others were completed in a related transaction. Additionally, the Company completed a 31 unit acquisition from a franchisee in North Carolina during the year.

Following year-end, the Company acquired 74 units and the operations of 8 others from franchisee Jamie B. Coulter. The Company will manage another 18 units in North Carolina and expects to acquire them from Mr. Coulter subject to the resolution of certain contingencies. During the term of the management agreement, the Company will record the results of these operations as if owned, net of a management fee to be paid to the seller. Four additional units have been acquired from a franchisee in Illinois. The Company has also announced that it has entered into a letter of intent with PHI to purchase 52 units in North Dakota, South Dakota, and Minnesota. See footnote 10 to the consolidated financial statements.

Subsequent to the completion of the above transactions, the Company's Pizza Hut operations will be in 23 states and will account for approximately 21% of all Pizza Hut franchised units and 9% of the entire Pizza Hut system. The Company's Pizza Hut unit count will have increased nearly 87% from March 26, 1996.

Along with stores acquired during the year, 15 Pizza Hut units were opened, net of relocations, including five delivery and six "small town" facilities. Five units were closed and eight units were relocated, as a result of the Company's continual evaluation of store operations. Units that don't provide the necessary economic performance are closed or relocated.

Tony Roma's achieved their aggressive growth plan and developed twelve new units and one replacement during the year. Six stores targeted for closure in the fourth quarter last year were closed. This initiative will be completed in the first quarter of fiscal 1998 as one unit will be relocated.

The development goals for fiscal 1998 consist of nine Pizza Hut units with continued emphasis on the "small town" strategy, and twelve new Tony Roma's facilities.

SYSTEM UNIT ACTIVITY
                       Beginning Developed (2) Acquired Closed(2)Ending Company Owned
Pizza Hut
Restaurant                  280         13         68       (3)      358
Delivery                     92          2         23       (2)      115
Total Pizza Hut             372         15         91       (5)      473
Tony Roma's (1)              33         12          -       (5)       40
Total Company Owned         405         27         91      (10)      513
Franchised
Tony Roma's (1)             142         14          -      (16)      140
Total System                547         41         91      (26)      653
(1) Does not include two units operated as joint ventures by the Company.
(2) Does not include 5 Pizza Hut restaurants, 3 Pizza Hut delivery units and 1 Tony Roma's restaurant that were relocated.

RESULTS OF OPERATIONS
The "operations summaries" set forth an overview of revenue, and operating expenses as a percent of revenue for the last three fiscal years (dollars in thousands) for each concept operated by the Company. Cost of sales includes the cost of food and beverage products sold. Direct labor represents the salary and related fringe benefit costs associated with restaurant based personnel. Other operating expenses include rent, depreciation, advertising, utilities, supplies, and insurance among other costs directly associated with operating a restaurant facility.

PIZZA HUT RESULTS OF OPERATIONS
Revenue - Revenue totaled $218 million during fiscal 1997 which was $3 million or 1.4% below fiscal 1996 results. This decrease was due to an 8.3% decline in comparable sales from the prior year which was offset in large part by unit development and acquisition. The decrease in comparable sales was primarily the result of the initial success of Stuffed Crust and TripleDecker pizzas in fiscal 1996, which caused comparable sales to increase by 5.2% during fiscal 1996. These new product introductions contributed to the increase in revenue of $22.4 million or 11.3% over fiscal 1995 to $221 million.

Cost and Expenses - Cost of sales as a percent of revenue increased slightly for the year at 26.5% compared to 26.3% for the prior year. The increase is attributable to cheese costs, which averaged 8.6% higher than the prior year. The impact of this higher ingredient cost was significantly offset by last year's higher than normal cheese content and promotional pricing related to both the Stuffed Crust and TripleDecker products which also contributed to the increase in the cost of sales percentage from 26.1% in fiscal 1995 to 26.3% in fiscal 1996.

Direct labor as a percent of revenue increased to 27.3% during fiscal 1997 from 26.5% in fiscal 1996 due to the increased minimum wage and the de-leveraging of store labor costs associated with fiscal 1997 comparable revenue results. Direct labor decreased as a percent of revenue in fiscal 1996 from fiscal 1995 due primarily to increased leverage of store labor costs resulting from increased comparable sales during the year.

In fiscal 1997 other operating expenses increased to 27% of revenue primarily due to the July 1996 increase in the Company's franchise fee paid to PHI, from an effective rate of 2.25% to 4%. Also contributing to the increase in these costs as a percent of revenue was the effect of the lower per unit sales volumes on these largely fixed costs. The increase in fiscal 1996 from 25.0% to 25.4% was due to higher advertising cost, an increase in franchise fees related to acquired units and increased equipment rent due to improvements in restaurant based technology.

The Company expects that its Pizza Hut Restaurant based income percentage will decline in fiscal 1998 relative to fiscal 1997 due to the assimilation of historically lower margin operations recently acquired, and the increase in average royalty rate paid to PHI, from 2.25% to 4%, which was effective in July 1996.

PIZZA HUT OPERATIONS SUMMARY
                                        Fiscal Year Ended March
                                    1997      1996      1995
Revenue
Restaurant Sales                $168,688  $168,353  $149,754
Delivery Sales                    49,293    52,654    48,829
Total Revenue                   $217,981  $221,007  $198,583
Restaurant Operating Expenses
as a Percentage of Revenue:
Total Expenses (1)
Cost of Sales                       26.5%     26.3%     26.1%
Direct Labor                        27.3%     26.5%     27.3%
Other                               27.0%     25.4%     25.0%
Total Operating Expenses            80.8%     78.2%     78.4%
Restaurant Based Income             19.2%     21.8%     21.6%
Restaurant Expenses (2)
Cost of Sales                       26.7%     26.6%     26.5%
Direct Labor                        26.0%     25.1%     25.7%
Other                               27.4%     25.6%     25.0%
Total Operating Expenses            80.1%     77.3%     77.2%
Restaurant Based Income             19.9%     22.7%     22.8%
Delivery Expenses (3)
Cost of Sales                       25.6%     25.5%     24.8%
Direct Labor                        32.0%     30.9%     32.0%
Other                               25.6%     24.7%     24.8%
Total Operating Expenses            83.2%     81.1%     81.6%
Restaurant Based Income             16.8%     18.9%     18.4%
(1) As a percent of total revenue
(2) As a percent of restaurant sales
(3) As a percent of delivery sales


TONY ROMA'S RESULTS OF OPERATIONS

Revenue - Restaurant sales increased 33.6% from $51.5 million to $68.8 million during fiscal 1997. The increase was attributable to the development of 12 restaurants and a comparable sales increase of 2.2% for stores open more than 18 months. From fiscal 1995 to fiscal 1996, restaurant sales increased 22.2% or $9.4 million due to the addition of nine restaurants and comparable sales growth of 2.6%, measured for stores open more than 12 months. Other factors impacting the change in sales from year-to-year include price increases of approximately 2% and 5% implemented in October of fiscal 1997 and November of fiscal 1996, respectively. the revenue growth in fiscal 1997 was net of the effect of closing six units throughout the year and one unit during the last week of fiscal 1996. This closure strategy was implemented in the fourth quarter of fiscal 1996 and targeted low volume stores with poor economic performance. The new prototype units constructed in fiscal 1997 and 1996 produce higher volumes resulting in better leverage on fixed costs.

Net franchise revenue grew 12.6% in fiscal 1997 to $8.5 million over the $7.6 million recorded in fiscal 1996. The increase was due to the opening of 14 franchised locations in 1997 compared to 12 openings in 1996, the sale of certain international franchise rights, and a lower provision for bad debts as a result of reduced delinquency rates, and the closure of delinquent franchise operations.

Costs and Expenses - Cost of sales as a percent of restaurant sales fell to 33.3% in fiscal 1997 from 34.1% in fiscal 1996 despite an 8% increase in the average cost of baby back ribs. This occurred primarily due to menu enhancements, and the price increases implemented in October 1996 and November 1995.

Direct labor increased to 31.2% of restaurant sales during the year from 30.6% in fiscal 1996 primarily due to normal inefficiencies associated with the opening of thirteen restaurants during the year, for an 86% increase in new store openings over fiscal 1996 development. The federal minimum wage increase, effective in October 1996 also impacted the labor percentage, but was substantially offset by the October 1996 price increase.

In fiscal 1996 the labor percentage fell to 30.6% from 31.4% in fiscal 1995 due largely to the November 1995 price increase and favorable comparable sales results.
Other operating expenses continued a favorable trend falling to 24.2% in fiscal 1997 from 25.9% in fiscal 1996 and 27.9% in fiscal 1995. This improvement is largely due to the opening of higher volume proto-type facilities and the closure of seven older poor performing units over the last two years.

TONY ROMA'S OPERATIONS SUMMARY
                                        Fiscal Year Ended March
                                    1997 1996(1)   1995(1)
Revenue
Restaurant Sales                 $68,778   $51,499   $42,137
Net Franchise Revenue              8,526     7,570     7,291
Total Revenue                    $77,304   $59,069   $49,428
Restaurant Operating Expenses
as a Percentage of Sales
Cost of Sales                       33.3%     34.1%     33.3%
Direct Labor                        31.2%     30.6%     31.4%
Other                               24.2%     25.9%     27.9%
Total Operating Expenses            88.7%     90.6%     92.6%
Restaurant Based Income             11.3%      9.4%      7.4%
Income From System Operations(2)    21.0%     21.0%     20.6%
(1) Contains reclassifications to conform to current year presentation
(2) Net franchise revenue and restaurant based income as a percent of total revenue

CONSOLIDATED RESULTS OF OPERATIONS
As reported in last year's annual report, Skipper's, Inc., a formerly wholly-owned subsidiary was sold on May 14, 1996, effective March 25, 1996 and therefore, no results of Skipper's operations are reflected in the Company's financial statements for the year ended March 25, 1997. For the years ended March 26, 1996 and March 28, 1995 Skipper's, Inc. recorded revenues of $44.9 million and $69.5 million, operating expenses of $45.1 million and $72.2 million, and the loss from restaurant operations exclusive of impairment and loss provision charges of $.2 million and $2.8 million respectively. The change between years was due to the closure of 44% of the chain in February 1995 with a strategy of focusing on key market areas and improving product quality. The Company recorded a related $35 million impairment and loss provision, and despite significant improvement during fiscal 1996, the Company concluded that the best long term strategy was to sell the Skipper's operations. In fiscal 1996 a $20 million impairment charge was recorded in conjunction with the disposition of Skipper's, Inc.

Consolidated revenue for fiscal 1997 was $295.3 million, a decrease of $29.7 million or 9.1% below last year. The decrease is due to the sale of Skipper's, Inc., offset by expansion at Tony Roma's, with Pizza Hut Division revenue relatively flat.

In fiscal 1996 revenue grew $7.5 million or 2.4% due to successful product introductions at Pizza Hut and expansion at Tony Roma's offset by declining revenue at Skipper's resulting largely from store closures.

Consolidated income from restaurant operations was $58.1 million or 19.7% of revenue for the current year compared to $60.4 million or 18.6% of revenue in fiscal 1996 and $50.5 million or 15.9% of revenue in fiscal 1995. The improvement from year-to-year is largely due to the reduction and elimination of Skipper's losses. In fiscal 1997 this benefit is net of increased franchise fees paid to Pizza Hut, Inc. and commodity pressures at both Pizza Hut and Tony Roma's.

General and administrative expenses were reduced in the current year to $17.7 million or 6% of revenue compared to $21.1 million or 6.5% of revenue in fiscal 1996, due to the sale of Skipper's which had a higher ratio of general and administrative expenses to revenue than the consolidated operation. For fiscal 1996 general and administrative expenses were flat in nominal dollars, and as a percent of revenue, compared to fiscal 1995.

Depreciation and amortization includes depreciation of field and corporate equipment and facilities as well as the amortization of goodwill, franchise rights and pre-opening costs. In fiscal 1997 these costs increased to $6.1 million from $5.6 million primarily due to increased pre-opening costs related to the development at Tony Roma's, as well as increased franchise rights amortization at Pizza Hut. Depreciation and amortization was relatively flat from fiscal 1996 to fiscal 1995.

Interest expense decreased in fiscal 1997 due to debt reduction early in the year from the Skipper's sale proceeds and favorable interest rates on the Company's revolving credit facility. In fiscal 1998 interest expense will increase due to increased borrowings related to acquisitions, and likely higher interest rates. Interest expense was flat between fiscal 1996 and fiscal 1995.
NPC's income tax provisions for the fiscal years 1997, 1996 and 1995 resulted in effective tax rates of 38.8%, 39.6% and 10.5% respectively. The fiscal 1995 rate is impacted by the write-off of Skipper's goodwill, which is not deductible for tax purposes. Without this write-off, the Company's fiscal 1995 tax rate would have been approximately 39.6%. The Company anticipates that its fiscal 1998 tax rate will decrease from fiscal 1997 levels due to the realization of tax benefits associated with the implementation of a corporate reorganization and the realization of various tax credits.

LIQUIDITY AND CAPITAL RESOURCES
On March 25, 1997 the Company had a working capital deficit of $15.4 million compared to a $1.8 million deficit at March 26, 1996. The increase in the deficit is due to the receipt of sales proceeds, used to reduce debt, and the realization of deferred tax assets associated with the disposition of Skipper's. The Skipper's transaction was effective March 25, 1996 but closed on May 14, 1996. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its revolving line of credit.

At March 25, 1997, the Company had a $15 million and a $160 million unsecured revolving credit facility, of which $64 million was borrowed. Availability under the revolvers is reduced by outstanding letters of credit which can be as much as $12 million, of which $7.3 million was issued at year-end. The Company also has $30 million available under a "shelf" facility with a major insurance company. Borrowing under this facility is available at the lender's discretion through June 29, 1997.

The Company anticipates cash flow from operations and additional borrowings will be sufficient to fund continuing expansion and improvements and to service debt obligations. The Company's ability to make additional acquisitions is subject to certain financial covenants or, if necessary and warranted, the Company's ability to obtain additional equity capital. Subsequent to year-end, the Company borrowed $50 million in senior unsecured debt from institutional lenders, and increased the limit of the revolving credit facilities to a combined aggregate of $200 million in order to complete certain acquisitions. See discussion under Development and footnotes 3 and 10 to the Consolidated Financial Statements.

CASH FLOWS
Net cash provided by operating activities was $45 million in fiscal 1997 compared to $32.7 million in fiscal 1996. The 37% increase was largely due to improved operating results and the realization of deferred tax assets related to the sale of Skipper's. Cash flows from operations increased $5 million in fiscal 1996 from fiscal 1995, due to improved operating results.
Investing activities include normal maintenance capital expenditures and in fiscal 1997 include the development of 23 Pizza Hut units and 13 Tony Roma's compared to fiscal 1996 which included the development of 8 Pizza Hut units and 7 Tony Roma's. Acquisitions consist of 91 Pizza Hut units in fiscal 1997, and 23 Pizza Huts and two Tony Roma's in fiscal 1996. Proceeds from the sale of Skipper's, and fee simple properties associated with the Skipper's closure and disposition strategy have resulted in cash received of $8.8 million in fiscal 1997 and $4.7 million in fiscal 1996.

Acquisitions during the year were funded through the Company's revolving credit facility. Financing activities in fiscal 1996 include the borrowing of $20 million under its shelf facility and the payment of a $5.2 million one time special dividend related to the recapitalization of the Company's stock. At March 25, 1997, 346,500 shares remain approved for repurchase under the Company's stock repurchase program.

SEASONALITY
As a result of the diversification in restaurant concepts, the Company has historically not experienced significant seasonal sales fluctuations on a consolidated basis. However, each concept is impacted by individual sales trends. Tony Roma's sales are traditionally higher from January to March due to an increase in vacation and part time residence activity in the desert and beach areas where a significant number of the Company's facilities are located. Pizza Hut sales are largely driven through advertising and promotion and are adversely impacted in economic times that generally require high cash flow from consumers such as back-to-school and holiday seasons.

EFFECTS OF INFLATION AND FUTURE OUTLOOK
Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid on an hourly basis, changes in rates related to federal and state minimum wage and tip credit laws will effect the Company's labor costs. The Company cannot always effect immediate price increases to offset higher costs and no assurance can be given that the Company will be able to do so in the future.

Federal wage laws will increase the minimum wage to $5.15 per hour in September 1997. Not withstanding potential menu price increases and operational strategies, this increase is expected to raise labor costs one half of one percentage point over current levels for both concepts.

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

Cheese costs are expected by the Company to be at or below last year's levels for the first quarter and, provided favorable weather and supply and demand conditions continue, costs should remain below last year's unusually high levels into the third quarter. Based upon existing inventories, rib prices are expected to be approximately 10% to 12% higher during the first and second quarters of fiscal 1998 than during the same period of fiscal 1997. For the third and fourth quarters, prices are expected to be below the same period last year.

Increases in interest rates would directly affect the Company's financial results. Under the Company's revolving credit agreements alternative interest rate options are available which can be used to limit the Company's exposure to fluctuating rates.

FORWARD LOOKING COMMENTS

The statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other statements which are not historical facts contained herein are forward looking statements that involve risks and uncertainties, including but not limited to: consumer demand and market acceptance risk; the effectiveness of franchisor advertising programs, and the overall success of the Company's franchisor; the integration and assimilation of acquired restaurants; training and retention of skilled management and other restaurant personnel; the Company's ability to locate and secure acceptable restaurant sites; the effect of economic conditions, including interest rate fluctuations, the impact of competing restaurants and concepts, the cost of commodities and other food products, labor shortages and costs and other risks detailed in the Company's Securities and Exchange Commission filings.

OTHER
Impact of Recently issued Accounting Pronouncements - In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. This statement is effective for fiscal years beginning after December 15, 1995. The statement permits companies to elect to record compensation expense measured at the grant date based on the fair value of the award recognized over a service period. Alternatively, companies may continue to apply current accounting requirements, which generally result in no recognition of compensation expense for most fixed stock option plans. However companies that choose to continue using the current method are required to disclose the impact the alternative fair value accounting method would have on their statements if implemented. The Company has elected to continue applying the current accounting requirements.

In February 1997 Statement of Financial Accounting Standards No. 128 "Earnings per Share" was issued. This statement simplifies the computation of earnings per share. The Company does not anticipate this statement will significantly impact the earnings per share as historically computed.

CONSOLIDATED BALANCE SHEETS
NPC International, Inc. and Subsidiaries
                                                     March 25, March 26,
(Dollars in thousands, except share data)              1997      1996
Assets
Current assets:
Cash and cash equivalents                              $    --  $  1,584
Accounts receivable, net of $260
and $915 reserves, respectively                          2,151    10,104
Notes receivable, net of $20
and $311 reserves, respectively                            575       831
Inventories of food and supplies                         2,577     3,730
Income tax receivable                                    1,737       285
Deferred income tax asset                                3,546    12,186
Prepaid expenses and other current assets                3,165     2,367
     Total current assets                               13,751    31,087

Facilities and equipment, net                          126,461    93,541
Assets held for sale                                     4,248     5,904
Franchise rights, less accumulated amortization
     of $11,366 and $9,325, respectively                92,318    43,512
Goodwill, less accumulated amortization of
     $4,910 and $4,046, respectively                    18,228    19,092
Other assets                                             4,901     4,693
                                                      $259,907  $197,829
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable                                       $11,624   $10,410
Payroll taxes                                            1,815     1,647
Accrued interest                                         1,997     2,159
Accrued payroll                                          4,412     4,385
Current portion of closure reserve                         400     3,500
Insurance reserves                                       3,724     4,151
Other accrued liabilities                                5,184     6,617
     Total current liabilities                          29,156    32,869

Long-term debt                                         116,777    73,328
Deferred income tax liability                            5,619     3,981
Closure reserve                                          4,734     4,000
Other deferred items                                       181       168
Health and workers' compensation reserves                7,647     6,163

Stockholders' Equity
Common stock, $.01 par value
     100,000,000 shares authorized, 27,592,510 issued      276       276
Paid-in capital                                         20,978    21,829
Retained earnings                                       94,827    77,016
                                                       116,081    99,121
Less treasury stock at cost, representing
     2,957,307 and 3,070,078 shares, respectively     (20,288)  (21,801)
Total stockholders' equity                              95,793    77,320
                                                      $259,907  $197,829

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
NPC International, Inc. and Subsidiaries          Fiscal Year Ended
                                       March 25,  March 26,   March 28,
(Dollars in thousands,
except share data)                          1997      1996         1995

Net sales                               $286,759   $317,294    $309,829
Net franchise revenue                      8,526      7,692       7,638
Total revenue                            295,285    324,986     317,467

Cost of sales                             80,618     93,977      92,332
Direct labor                              81,086     87,293      89,964
Other                                                75,523      83,280
84,659
Total operating expenses                 237,227    264,550     266,955

Income from restaurant operations         58,058     60,436      50,512

General and administrative expenses       17,710     21,084      21,066
Depreciation and amortization              6,121      5,648       5,506
Operating income before impairment and
     loss provision for
     underperforming assets               34,227     33,704      23,940
Impairment and loss provision for
     underperforming assets                    -     23,500      35,000
Operating income (loss)                   34,227     10,204    (11,060)

Other income (expense):
Interest expense                         (5,455)    (6,317)     (6,252)
Miscellaneous                                311      (341)       (140)

Income (loss) before income taxes         29,083      3,546    (17,452)
Provision (benefit) for income taxes:
Current                                      994      7,500       5,169
Deferred                                  10,278    (6,097)     (7,007)
                                          11,272      1,403     (1,838)
Net income (loss)                        $17,811     $2,143  $ (15,614)
Earnings (loss) per share                   $.71       $.09       $ (.63)
Weighted average shares outstanding   25,021,020 24,663,971  24,763,715

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
NPC International, Inc. and Subsidiaries
                                                                    Total
                    Common   Paid-in   Retained Treasury    Stockholders'
(Dollars in          Stock   Capital   Earnings    Stock           Equity
thousands)
Balance, March 29,
1994                   $276  $22,322    $95,700 $(19,311)         $98,987
Net loss                  -        -   (15,614)         -        (15,614)
Acquisition of
treasury stock            -        -          -   (3,256)         (3,256)
Exercise of stock
options                   -    (302)          -       472             170

Balance, March 28,
1995                    276   22,020     80,086  (22,095)          80,287
Dividend                  -        -    (5,213)         -         (5,213)
Net income                -        -      2,143         -           2,143
Exercise of stock
options                   -    (191)          -       294             103

Balance, March 26,
1996                    276   21,829     77,016  (21,801)          77,320
Net income                -        -     17,811         -          17,811
Acquisition of
treasury stock            -        -          -     (904)           (904)
Exercise of stock
options                   -    (851)          -     2,417           1,566
Balance, March 25,
 1997                  $276  $20,978    $94,827 $(20,288)         $95,793

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
NPC International, Inc. and Subsidiaries     Fiscal Year Ended
                                            March 25, March 26, March 28,
(Dollars in thousands)                           1997                1996
1995
Operating Activities
Net income (loss)                             $17,811    $2,143 $(15,614)
Non-cash items included in net income (loss):
Depreciation and amortization                  16,531    18,326    20,990
Amortization of start-up costs                  1,875     1,110       396
Deferred income taxes and other                10,278   (6,097)   (8,334)
Non-cash portion of impairment
and loss provision                                  -    23,379    34,414
Change in assets and liabilities,
net of acquisitions:
Accounts receivable, net                          353     (488)       748
Notes receivable, net                             256     (312)     (226)
Inventories of food and supplies                1,153   (1,100)     (162)
Income tax receivable                         (1,452)     2,245         -
Prepaid expenses and other current assets     (2,673)     (614)     (748)
Accounts payable                                1,214   (1,327)       150
Payroll taxes                                     168       294        49
Accrued interest                                (162)       202       204
Accrued payroll                                    27       327   (1,019)
Health and workers' compensation reserves       1,057     2,046     1,260
Other accrued liabilities                     (1,420)   (7,392)   (4,407)
Net cash flows provided by operating
activities                                     45,016    32,742    27,701
Investing Activities
Capital expenditures                         (41,379)  (17,825)  (11,067)
Acquisition of business assets, net of cash  (55,595)  (15,150)   (7,803)
Changes in other assets, net                  (2,098)       289   (1,870)
Proceeds from sale of capital assets            8,808     4,708     1,943
Net cash flows used in investing activities (90,264) (27,978) (18,797) Financing Activities
Purchase of treasury stock                      (904)         -   (3,256)
Dividends                                           -   (5,213)         -
Net change in revolving credit agreements      52,713  (16,480)     3,480
Proceeds from issuance of long-term debt            -    20,000    10,000
Payment of long-term debt                     (9,711)  (11,561)  (17,446)
Exercise of stock options                       1,566       103       170
Net cash flows provided by (used in)
financing activities                           43,664  (13,151)   (7,052)
Net Change In Cash And Cash Equivalents       (1,584)   (8,387)     1,852
Cash And Cash Equivalents At Beginning Of Year  1,584     9,971     8,119
Cash And Cash Equivalents At End Of Year    $       -    $1,584    $9,971

See notes to consolidated financial statements.


Notes to Consolidated
Financial Statements

Note 1 Summary of Significant Accounting Policies

Consolidation - The financial statements include the accounts of NPC International, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions are eliminated.

Fiscal Year - The Company operates on a 52 or 53 week fiscal year ending on the last Tuesday in March. The fiscal years ended March 25, 1997, March 26, 1996, and March 28, 1995, each contained 52 weeks.

Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At March 26, 1996, substantially all cash was in the form of depository accounts.

Inventories - Inventories of food and supplies are valued at the lower of cost (first-in, first-out method) or market.

Pre-opening Costs - The Company amortizes pre-opening costs, which principally represent the cost of hiring and training new personnel, over a period of one year commencing with the restaurant's opening. Amortization of these costs are presented below income from restaurant operations.

Facilities and Equipment - Facilities and equipment are recorded at cost. Depreciation is charged on the straight-line basis for buildings, furniture and equipment. Leasehold improvements are amortized on the straight-line method over the economic life of the lease or the life of the improvements, whichever is shorter.

Effective in fiscal 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The majority of the Company's long-lived assets held for continuing use are evaluated for potential impairment on a store-by-store basis. Assets held for sale are stated at estimated fair value.

Franchise Rights - The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 to 20 years and are renewable at the option of the Company for an additional 15 years. Initial franchise fees are capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement, including the renewal period, if any. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, are recorded as operating expenses as incurred.

Net Franchise Revenue - The franchise agreements for Tony Roma's restaurants provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized when earned and initial fees are recognized when the franchisee's restaurant is opened. Fees for granting exclusive development rights to specific geographic areas are recognized when the right has been granted and cash received is non-refundable. Net franchise revenue is presented net of direct expenses which include labor, travel, and related costs of Franchise Business Managers, who operate as liasons between the franchise community and the franchisor. Direct costs also include bad debt expense, and opening costs consisting primarily of training expenses. Franchisees also participate in national and local marketing programs which are managed by the Company but are not included in the accompanying financial statements.

Goodwill - Goodwill represents the excess of cost over the identifiable net assets of companies acquired and is amortized on the straight-line method over periods ranging from 25 to 40 years.
Income Taxes - The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Deferred taxes arise principally from accelerated amortization of franchise rights for tax purposes, the use of accelerated depreciation for tax purposes, and the deferral of tax deductions for insurance costs and impairment provisions that have been accrued for financial statement purposes.

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

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Advertising Costs - Advertising costs are expensed as incurred. The Company incurred $14,341,000 of such costs in fiscal 1997 and $17,229,000 and $17,940,000 in fiscal 1996 and fiscal 1995 respectively.

Stock Based Compensation - In October 1995 the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement established a fair value based method of accounting for employee stock options or similar equity instruments, but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Companies electing to continue to apply the accounting requirements in APB Opinion No. 25 must, however, make pro forma disclosures of net income and net income per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The Company has adopted SFAS No. 123 on a disclosure basis only in this current fiscal year. See Note 4.

Reclassifications - Certain amounts have been reclassified to conform the prior year financial statements with the current year presentation.

Note 2 Facilities and Equipment

Facilities and equipment consists of the following:
                         Estimated       March 25, March 26,
(Dollars in thousands)   Useful Life        1997      1996

Land                                       $27,978   $21,192
Buildings                15-20 years        54,257    38,582
Leasehold improvements   5-20 years         38,513    36,086
Furniture and equipment  3-10 years         73,741    66,670
Construction in progress                     9,009     4,245
                                           203,498   166,775
Less accumulated depreciation
and amortization                          (77,037)  (73,234)
Net facilities and equipment              $126,461   $93,541

Note 3 Bank Debt and Senior Notes
The Company has a $15 million unsecured revolving credit facility that provides the option to pay interest at the prime rate, the London Interbank Offering Rate (LIBOR) or a money market rate (6.9375% at March 25, 1997). Additionally, the Company has a $160 million unsecured revolving credit facility which provides the option to pay interest at the prime rate or the LIBOR (6.4375% at March 25, 1997). Availability under this agreement is reduced by issued letters of credit which can be as much as $12,000,000, of which $7,300,000 has been issued at March 25, 1997 (Note 7). Commitment fees of .25% per annum are paid on the unused balance of both facilities and are included in interest expense. These agreements are in effect until March 3, 2000.

In order to fund acquisitions (Note 10), subsequent to March 25, 1997, the Company increased its $160 million unsecured revolving credit facility to $185 million and borrowed $50 million from institutional lenders. The $50 million senior note bears interest at 7.94%. Annual principal payments of $10 million begin May 1, 2002 and end May 1, 2006.

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

On June 9, 1994, the Company signed a $20,000,000 shelf placement facility with a major insurance company, $10,000,000 of which was borrowed on December 20, 1994, bearing interest at 9.09%, and the remaining $10,000,000 borrowed on April 25, 1995, bearing interest at 8.02%. This facility was increased to $60,000,000 on June 29, 1995 and an additional $10,000,000 was borrowed under the facility on July 18, 1995 at an interest rate of 6.96%. The Company can borrow an additional $30,000,000 under this agreement, as of March 25, 1997, until June 29, 1997.

The aggregate maturities of long-term debt, excluding the revolving credit agreement, are as follows: fiscal 1998 - $11,444,000; fiscal 1999 - $10,444,000; fiscal 2000 - $10,444,000; fiscal
2001 - $10,445,000; fiscal 2002-$6,000,000, and fiscal 2003 - $4,000,000.

The average amount outstanding on all bank borrowings and senior notes for the year ended March 25, 1997, was $78,351,000 and the maximum borrowings were approximately $121,500,000. Interest expense from bank borrowings and senior notes for fiscal years 1997, 1996 and 1995, was $5,501,000, $5,703,000, and $5,331,000 respectively. Weighted average interest rates during the same periods were 7.02%, 7.34%, and 7.36% respectively.

Cash paid for interest in fiscal years 1997, 1996 and 1995 was $6,030,000, $6,043,000, and $5,957,000 respectively.

The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios and a minimum net worth. The Company was in compliance with all such debt covenants, as amended, at March 25, 1997.

Statement of Financial Accounting Standards No. 107, "Disclosures about the Fair Market Value of Financial Instruments," requires companies to disclose the estimated fair value of financial instruments. The Company's debt consists of non-trading long-term notes with fixed rates maturing over the next six years and long-term revolving loans with variable rates. Management has computed the fair market values of the fixed-rate notes based upon estimated incremental borrowing rates of 7.8% in fiscal 1997 and 7.7% in fiscal 1996. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company's debt portfolio. Management believes the fair market value of the revolving credit agreement is equal to its carrying value, due to its daily rate fluctuation.

                                     March 25, 1997                   March
26, 1996

(Dollars in         Principal Pmt.   Carrying Est.       Carrying     Est.
 thousands)         Begin  End       Value    FairValue  Value Fair Value
Revolving credit                     $64,000    $64,000   $10,840 $10,840
9.09% senior notes  10/97  10/01      10,000     10,451    10,000  10,478
8.02% senior notes  4/98   4/02       10,000     10,072    10,000  10,105
7.58% senior notes  5/93   5/97        5,000      4,990    10,000   9,994
6.96% senior notes  4/98   4/02       10,000      9,725    10,000   9,757
6.35% senior notes  4/96   4/00       16,000     15,500    20,000  19,533
Other                                  1,777      1,777     2,488   2,646
Total long-term debt                $116,777   $116,515   $73,328 $73,353

Note 4 Stock Options

At March 25, 1997, the Company has a 1994 Non-Qualified Stock Option Plan pursuant to which an aggregate of 2,791,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts.

Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Statement 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1997; risk-free interest rate of 5.38% to 6.78%; volatility factor of the expected market price of the Company's common stock of .298 and an average expected life of the option of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):
                             1997                          1996
                     As Reported Pro-forma     As Reported      Pro-forma
Net income           $17,811     $17,661       $2,143              $2,094
Earnings per share   $0.71               $0.71     $0.09
$0.08

A summary of the Company's stock option activity, and related information is presented below:
                           March 25, 1997    March 26, 1996 March 28, 1995
                                Weighted          Weighted        Weighted
                                 Average           Average         Average
                                Exercise          Exercise        Exercise
                         Options   Price Options    Price   Options Price
Outstanding-beginning
of year                 1,839,769  $7.07 1,593,206   $7.24 1,564,626 $7.49
Granted                   228,850  $8.22   396,350   $6.41   364,500 $5.44
Canceled                (108,847)  $6.06 (130,759)   $7.24 (294,058) $6.83
Exercised               (197,257)  $6.40  (19,028)   $5.49  (41,862) $4.00
Outstanding-end
of year                 1,762,515  $7.36 1,839,769   $7.07 1,593,206 $7.24
Exercisable at end
of year                 1,191,730        1,122,081         1,027,423
Weighted-Average fair
value of options granted
during the year                    $3.12             $2.40              $--

Exercise prices for options outstanding as of March 25, 1997 ranged from $4.75 to $11.50. The weighted-average remaining contractual life of those options is 6.4 years.

Note 5 Income Taxes
The provision (benefit) for income taxes consisted of the following:
                               March 25, March 26, March 28,
(Dollars in thousands)              1997      1996      1995
Current:
Federal                             $604    $5,730    $3,731
State                                 38     1,428     1,246
Foreign                              352       342       192
Total                                994     7,500    15,169
Deferred:
Federal                            8,596   (3,956)   (5,753)
State                              1,243   (1,079)   (1,240)
Foreign                              439   (1,062)      (14)
Total                             10,278   (6,097)   (7,007)
Provision (benefit) for
income taxes                     $11,272    $1,403  $(1,838)

The significant components of the deferred tax asset and liability at March 25, 1997, and March 26, 1996, consisted of the following:
                             March 25, 1997             March 26, 1996
                         Deferred   Deferred      Deferred       Deferred
(Dollars in thousands) Tax Assets  Tax Liab.      Tax Assets     Tax Liab.
Disposition of Skipper's      $    -    $     -        $7,910      $   -
Depreciation and
amortization                       -      9,121             -      11,548
Closure reserve                2,013                    5,656           -
Capitalized leases                 -          -           561           -
Tax credit carryforwards       1,145          -         1,145           -
Insurance reserves             4,041          -         4,126           -
Other                          1,710        716         2,223         723
Subtotal                       8,909      9,837        21,621      12,271
Valuation allowances         (1,145)          -       (1,145)           -
Total deferred tax assets
and liabilities               $7,764     $9,837       $20,476     $12,271

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:
                                    March 25,     March 26,     March 28,
(Dollars in thousands)                   1997          1996          1995
Tax computed at
statutory rate                        $10,179        $1,241      $(6,108)
Write-off of Skipper's
goodwill                                    -             -         4,665
Goodwill
amortization                              271           360           314
Tax credits                             (579)         (468)         (857)
State taxes, net
of federal effect,
and other                               1,401           270           148
Provision
(benefit) for
income taxes                          $11,272        $1,403      $(1,838)

Cash paid for income taxes in fiscal 1997, 1996, and 1995 was $2,430,000, $4,868,000, and $8,542,000, respectively.

Note 6 Profit Sharing Plan

The Company instituted the NPC International, Inc. Profit Sharing Plan on July 1, 1992. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company's contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $610,594, $540,334, and $517,000, for calendar years 1996, 1995, and 1994 respectively.

Note 7 Commitments

The Company leases certain restaurant equipment and buildings under operating leases. Rent expense for fiscal 1997, 1996, and 1995 was $11,008,000, $11,849,000, and $11,410,000, respectively, including additional rentals of approximately $1,308,000 in 1997, $1,453,000 in 1996, and $1,030,000 in 1995. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company's leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations.
Minimum lease payments for the next five years at March 25, 1997, consisted of:
(Dollars in thousands)
          Fiscal Year
          1998                                $9,533
          1999                                 8,205
          2000                                 7,010
          2001                                 6,032
          2002                                 4,928
          Thereafter                          24,635
          Total minimum lease commitments    $60,343

The Company leased two properties from affiliates during fiscal 1997 and three properties during fiscal 1996 and 1995 at rental rates believed to be comparable to terms the Company could obtain from unrelated lessors. Rental expense under these leases for fiscal years 1997, 1996, and 1995 was $42,000, $69,000, and $106,000, respectively. The Company purchased real estate from an officer of the Company or his affiliate in the amount of $800,000 in both fiscal 1996 and fiscal 1995. The value of the purchased real estate was determined by an independent certified appraiser or Company personnel using recognized valuation techniques. All such related party transactions were approved by the Company's Board of Directors. Additionally, the Company leased a corporate aircraft from an officer during fiscal 1995. Management believes the lease was at least as favorable as could be obtained from unrelated parties. Rental expense incurred under this lease amounted to $194,000 in fiscal 1995.

For purposes of administering its self-insurance program, the Company has issued three standby letters of credit. One letter of credit for $7,100,000, expiring July 1, 1997, benefits the insurance company which administers the Company's primary workers compensation program. Two additional letters of credit for $100,000 each, benefit another insurance company and state workers compensation programs and expire October 2, 1997 and June 23, 1997. All claims are routinely paid in the normal course of business and the Company does not anticipate that such instruments will be funded.

Note 8 Asset Exchange Agreement

On August 3, 1994, the Company completed an asset exchange agreement with Pizza Hut, Inc. (PHI), which extended the Company's Pizza Hut franchise rights through the year 2010. The agreement involved the concurrent acquisition of 19 Pizza Hut restaurants from another franchisee, and the exchange of 95 of the Company's Pizza Hut restaurants and delivery kitchens, including 11 obtained in the concurrent acquisition, for 62 Pizza Huts operated by PHI. Book basis in the exchange properties and additional net cash payments made by the Company of $6,630,000 to consummate the transaction have been allocated to the new franchise rights and stores acquired in the exchange. Part of this agreement included the exchange of $6,878,000 in fixed assets, $2,395,000 in unamortized franchised rights and $675,000 in other intangible assets, in return for franchise rights valued at $9,948,000. No gain or loss was recorded on the transaction. Under the terms of the new franchise agreements, the Company's royalty payments for all units owned at that time increased to four percent of gross sales, as defined, in July 1996.

Note 9 Impairment and Loss Provision for Underperforming Assets

In February 1995 the Company recorded a pre-tax charge of $35,000,000 associated with the closure of 77 Skipper's units. Significant components of the charge included the impairment of $13,336,000 of goodwill, $9,910,000 related to the loss on disposition of real-estate, $8,659,000 estimated present value of obligations related to leased property, and $3,095,000 in other miscellaneous costs. In fiscal 1995, $14,203,000 had been charged against the accrual, and in fiscal 1996, $8,659,000 was charged against the liability, the balance of which was considered in determining the loss on the disposition of Skipper's, Inc.

Effective March 25, 1996 the Company sold Skipper's Inc. and recorded a pre-tax charge of $20,000,000 related to the transaction. The asset sale agreement was signed April 24, 1996 and closed May 14, 1996. In conjunction with the sale, the Company retained certain assets and liabilities, primarily related to the 77 units closed in February 1995. The retained assets were recorded at fair value in accordance with SFAS No. 121 and are reflected in assets held for sale. The retained liabilities are reflected as historically presented, primarily in the closure reserve. Proceeds from the sale were reflected in accounts receivable at March 26, 1996, and were received at closing.

In fiscal 1996, Skipper's generated $44,910,000 of revenue and a loss from restaurant operations, exclusive of the $20,000,000 impairment and loss provision, of $196,000. Revenue for fiscal 1995 was $69,456,000, and the loss from restaurant operations, exclusive of the $35,000,000 impairment and loss provision, was $2,771,000. Results for fiscal 1995 include the operations of the 77 stores closed in February 1995, which were revenue of $19,647,000 and a loss from restaurant operations of $3,845,000.

Additionally, the Company recorded a pre-tax provision of $3,500,000 in fiscal 1996 related to the disposition of six underperforming Tony Roma's units and the relocation of two others. The assets to be disposed of consist of buildings, leasehold improvements, and furniture and equipment, which had a carrying value of approximately $2,800,000. The six units to be disposed of generated sales of approximately $7,600,000 and losses from restaurant operations of approximately $340,000 in fiscal 1996.

Note 10 Acquisitions

During fiscal 1997 the Company completed two significant Asset Purchase Agreements. The first acquisition consisted of 31 units acquired from R&W Pizza Huts of North Carolina, Inc., and was completed on October 31, 1996. The purchase price, funded through the Company's revolving credit facility was $27.5 million, which has been allocated between facilities and equipment and franchise rights.

Additionally, the Company entered into an Asset Purchase Agreement with Pizza Hut, Inc. (PHI). The transaction closed in two distinct phases. Phase I consisted of 60 units with a purchase price of $27.3 million and closed on March 6, 1997. Phase II consisted of 62 units and the operation of four others, with a purchase price of $28.1 million and closed on March 27, 1997, subsequent to the Company's fiscal year-end. Both phases of this acquisition were funded through the Company's revolving credit facility, and the purchase price was allocated between facilities and equipment and franchise rights. The results of operations of all acquired units are included in the Company's financial statements from the closing date of each transaction forward.
Under the agreement with PHI, as amended, the Company may acquire for $1.1 million the assets of four units, upon final resolution of certain litigation to the satisfaction of the Company. The Company will record the related assets at the time any payment is made.
Pro Forma Results (unaudited)
(Dollars in thousands except        March 25,       March 26,
per share data)                          1997            1996
As reported:
Total revenues                       $295,285        $324,986
Net income                             17,881           2,143
Net income per share                      .71             .09

Pro forma results for:
Fiscal 1997 transactions (1)
Total revenues                        343,104         384,266
Pro forma net income                   17,200           2,322
Pro forma net income per share           .69              .09

(1)  Includes R&W and Phase I of PHI transaction.

Subsequent to year-end the Company acquired 74 Pizza Hut units and the operations of eight others from franchisee Jamie B. Coulter for $47 million. The Company will manage another 18 units and expects to acquire them for $10 million, subject to the resolution of certain contingencies. During the term of the management agreement, the Company will record the results of these operations, as if owned, net of a management fee to be paid to seller.

Additionally, the Company has signed a letter of intent with PHI to acquire 52 units in a transaction scheduled to close in June 1997 for a purchase price of $32.25 million. These transactions will be funded through the issuance of long-term debt and additional borrowings through the revolving credit facility. See Note 3 for further information on the related funding. The table at left presents unaudited pro forma results for fiscal 1997 and fiscal 1996 assuming all units had been acquired as of the beginning of the periods presented. For both years presented, the unaudited, pro forma results reflect certain adjustments, including interest expense, depreciation of facilities and equipment, and amortization of franchise rights.

The unaudited pro forma results shown at left are not necessarily indicative of the consolidated results that would have occurred had the acquisitions taken place at the beginning of the respective periods, nor are they necessarily indicative of results that may occur in the future.

Note 11 Fu11 Quarterly Results (unaudited)

(Dollars in         First    Second     Third    Fourth    Annual
thousands except   Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
per share data)   Quarter   Quarter   Quarter   Quarter     Total

Year Ended
March 25, 1997
Revenue          $ 72,926  $ 69,070   $74,223  $ 79,066  $295,285
Income from
restaurant
operations         16,265    13,044    13,375    15,374    58,058
Net Income          5,522     3,946     3,678     4,665    17,811
Earnings per share    .22       .16       .15       .19       .71

Year Ended
March 26, 1996
Revenue          $ 84,019  $ 79,598   $77,815  $ 83,554  $324,986
Income from
restaurant
operations         15,325    13,721    14,706    16,684    60,436
Net Income (loss)   4,125     3,637     3,912   (9,531)     2,143
Earnings (loss)
per share             .17       .15       .16     (.38)       .09

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

James K. Schwartz
President and
Chief Operating Officer

Troy D. Cook
Vice President Finance and
Chief Financial Officer

Report of Independent
Auditors

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NPC International, Inc. and Subsidiaries (the Company) as of March 25, 1997 and March 26, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 25, 1997, and March 26, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 25, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in the fiscal year ended March 26, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Ernst & Young LLP
Kansas City, Missouri
April 29, 1997

STOCKHOLDER DATA

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street, New York, New York 10005
Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of American Stock Transfer at the above address.

Stock Information - NPC International, Inc.'s common shares are traded on the NASDAQ Stock Market under the symbol "NPCI". Effective August 8, 1995, the Company combined its Class A common stock and Class B common stock into a new, single class of common stock.

For the calendar periods indicated, the following table sets forth the range of high and low closing sale prices.
                                             Class A   Class B
Calendar Period                          Common Stock  Common Stock
                                          High  Low    High   Low
1995
First Quarter                            61/2    5     55/8   43/4
Second Quarter                           67/8    5     61/2   43/4
                                          Common Stock
Third Quarter                            73/8    61/8    -    -
Fourth Quarter                           81/4    63/16   -    -
1996
First Quarter                               9    67/8    -    -
Second Quarter                           97/8    81/2    -    -
Third Quarter                           101/2    81/4    -    -
Fourth Quarter                           83/4    77/8    -    -
1997
First Quarter                           107/8    81/4    -    -

NPC International, Inc.'s policy is to retain earnings to fund development and grow the business. On August 8, 1995, the stockholders approved a special cash dividend of $0.421875 per Class A share (to stockholders of record on August 8, 1995) in connection with the concurrent approval of a stock recapitalization plan. The Company does not contemplate payment of cash dividends in future periods.

As of May 20, 1997, the approximate number of stockholders was 5,424, including an estimated number of individual participants in security position listings.

NPC International, Inc.'s 1997 Form 10-K Annual Report to the Securities and Exchange Commission is available without charge to stockholders and beneficial owners of stock upon written request to the Chief Financial Officer, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762.

Directors, Corporate Officers and Key Personnel

O. Gene Bicknell
Chairman of the Board
Chief Executive Officer, and Director

James K. Schwartz
President and Chief Operating Officer, and Director

Marty D. Couk
Senior Vice President, Pizza Hut Operations

D. Blayne Vaughn
Vice President, Pizza Hut Operations

L. Bruce Sharp
Vice President, Pizza Hut Operations

Robert B. Page
President, Romacorp, Inc.

Troy D. Cook
Vice President Finance, Chief Financial Officer
Treasurer and Assistant Secretary

David G. Short
Vice President, Legal and Secretary

Frank S. Covvey
Vice President, Information and Communication Systems

James K. Villamaria
Risk and Regulatory Counsel

Alan L. Salts
Corporate Controller and Chief Accounting Officer

Fran D. Jabara
Director, President of Jabara Ventures Group

Robert E. Cressler
Director, Partner in FRAC Enterprises

Mary M. Polfer
Director

William A. Freeman
Director

Auditors
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105


NPC International, Inc.
720 West 20th Street
Pittsburg, Kansas 66762