Form 10-K, Exhibit 13
period 1998-03-31
NPC INTERNATIONAL INC
filed 1998-06-10
CIK 748714

1998 ANNUAL REPORT
BUILDING IT BETTER

Table of Contents

Letter to Stockholders                            1
Better Products                                   2
Better Assets                                     4
Better Organization                               6
Five Year Summary                                 9
Management's Discussion and Analysis              10
Consolidated Balance Sheets                       14
Consolidated Statements of Income                 15
Consolidated Statements of Stockholders' Equity   16
Consolidated Statements of Cash Flows             17
Notes to Consolidated Financial Statements        18
Report of Management                              24
Report of Independent Auditors                    24
Stockholder Data                                  25

FINANCIAL HIGHLIGHTS

(Dollars in                         Fiscal Year Ended
thousands, except             March 31,   March 25,  March 26,
per share data)                1998          1997      1996

FOR THE YEAR:
Revenue                       $455,297   $  295,285  $ 324,986
Operating income before
  impairment and
  loss provision                45,122       34,227     33,704
Asset impairment
  and loss provision            14,100           --     23,500
Operating income                31,022       34,227     10,204
Income before
  income taxes                  15,893       29,083      3,546
Net income                      10,330       17,811      2,143
Earnings per share - diluted      0.41         0.72       0.09

PERFORMANCE MEASURES BEFORE
SPECIAL CHARGES AS A
PERCENT OF REVENUE:
EBITDA(1)                        16.1%        17.7%      16.4%
Operating income                  9.9%        11.6%      10.4%
Income before taxes               6.6%         9.8%       8.3%
Net income                        4.3%         6.0%       5.0%

OTHER PERFORMANCE MEASURES:
RETURN ON AVERAGE
  stockholders' equity           10.2%        20.6%       2.7%
  Return on average
  assets                          3.2%         7.8%       1.0%

                                    Fiscal Year Ended
(Dollars in                   March 31,   March 25,  March 26,
thousands)                      1998         1997       1996

AT YEAR-END:
Total assets                  $381,237   $  259,907  $ 197,829
Long-term debt                 204,033      116,777     73,328
Stockholders' equity           107,036       95,793     77,320
Number of Company
  owned units                      725          513        405
Number of franchised units         147          140        142

(1) EBITDA-Earnings before interest taxes depreciation and amortization

Revenue (in millions)

           94          95         96          97        98
       $337.0      $317.5     $325.0      $295.3    $455.3

Operating Income Before Impairment and Loss Provision (in millions)

           94          95         96          97        98
        $25.2       $23.9      $33.7       $34.2     $45.1

EBITDA(1)(in millions)

           94          95         96          97        98
        $49.2       $44.9      $53.2       $52.4     $73.4


Earnings Per Share, Excluding Impairment and Loss Provision
(in dollars)

           94          95         96          97        98
         $.45        $.44       $.66        $.72      $.78

Number of Company Owned Sites

           94          95         96          97        98
          577         481        405         513       725

Building It Better
Informing Our Stockholders

With the anticipated recapitalization of Romacorp, Inc., we enter fiscal 1999 with increased focus on our Pizza Hut operations and great enthusiasm about the year ahead. We will use our increased financial flexability to pursue the consolidation of the Pizza Hut system while investing in the re-imaging of our restaurants. Pizza Hut's heritage now spans 40 years and our dine-in asset has not changed significantly since the late 1970's. As indicated on the cover of this year's annual report, we have made "building it better" one of our primary areas of focus for fiscal 1999. The learning from this effort will provide the foundation for our concept in the future. However, before we address our plans for the future, we will address the activities and results of our last fiscal year.

Fiscal 1998 was a transitional year for the Company and the Pizza Hut brand. We nearly doubled the size of our Pizza Hut operations through acquisition; improved the quality and abundance of the toppings used in making the best pizza in America; formulated and tested new asset formats to be used in the asset re-imaging plan; and just after our fiscal year end, we agreed to a recapitalization of our wholly-owned subsidiary, Romacorp, Inc., which owns and operates the Tony Roma's brand, significantly increasing our future financial flexibility.

During the year, revenue increased 54% over fiscal 1997 to $455,297,000 due largely to the acquisition of over 300 units late in fiscal 1997 and early in fiscal 1998. Excluding special charges, these acquisitions contributed to an increase in earnings before interest and taxes of 32% over the prior year and a 40% increase in earnings before interest, taxes, depreciation, and amortization. However, this growth did not translate into a comparable increase in after-tax earnings as these acquisitions were financed with debt, significantly increasing the interest charges incurred by the Company. Before special charges, consolidated net income was $19,495,000 or $.78 per diluted share for a 9.5% increase over last year's earnings of $17,811,000 or $.72 per diluted share. In our fourth quarter, the board of directors approved a plan to re-image certain of our Pizza Hut assets. This plan calls for the closure of 31 units, the relocation of 53 units to 45 new locations and the closure and consolidation of 11 delivery units into existing restaurants. This plan and other asset valuation adjustments resulted in a special, one-time charge of $14,100,000 ($9,165,000 after tax or $.36 per diluted share) in the fourth quarter of fiscal 1998. After giving effect for the special charge, consolidated net income was $10,330,000 or $.41 per diluted share.

Improving our sales performance and increasing market share is a primary area of focus for fiscal 1999. Comparable store sales in our Pizza Hut division declined 5.6% in fiscal 1998, but consistently improved every quarter culminating with a comparable sales index of negative .5% in the fourth quarter. While we depend upon our franchisor for the majority of our marketing efforts, we believe that we can have a meaningful impact upon comparable sales. Accordingly, during fiscal 1998, we conducted a thorough examination of our operations to determine what we could do to continue to improve this trend. We concluded that our assets require a more competitive format and that we need to revise our print marketing strategy to increase traffic. We will begin to aggressively address the asset issue with the implementation of our asset re-imaging plan, and we have completely overhauled our print marketing approach. In fiscal 1999 we will use a variety of different print vehicles to better target our coupon strategy. This will allow us to realize increased frequency and distribution at a cost comparable to that incurred historically. These efforts, combined with the marketing efforts of our franchisor, will provide the platform necessary to increase our market share.

Why are we excited about fiscal 1999 and beyond? Because within our existing markets we believe that we are positioned to significantly improve our market share by "building it better, "increasing the effectiveness of our print marketing strategy, and continuing to leverage the significant product quality and abundance improvements made by the system last year. Furthermore, the anticipated de-leveraging of our balance sheet from the expected recapitalization of Romacorp will position the Company to continue to aggressively consolidate the Pizza Hut system, the largest and most prominent pizza chain in the world.

We would like to extend our gratitude to our stockholders for their continued confidence and support. We look forward to rewarding this support with continued growth and profitability.



O. Gene Bicknell
Chairman & Chief Executive Officer



James K. Schwartz
President and Chief Operating Officer


Constructing Innovative Tastes
Better Products "Edge" the Competition


In fiscal 1998, a revolutionary year for Pizza Hut, we moved our quality bar even higher with the introduction of our "totally new pizzas" in the spring of 1997. These reformulated pizzas feature "best in class" topping quality and abundance. The roll-out of this product clearly displays our determination in making and serving the best pizza in America. In addition to reformulating our core pizza products, we also introduced two innovative, quality products that are operationally simple and exemplify our focus on quality while expanding our unmatched crust variety.

The EDGE pizza, introduced in October, was the perfect platform to showcase our new toppings. The EDGE pizza features even more abundant toppings than our core products. These toppings spread all the way to the outer edge of the pizza, which has no lip on the crust, and includes special seasoning and a sweeter sauce. This product, well received by new and existing Pizza Hut customers, achieved a peak mix of 17% of sales.

We followed this product introduction with The Sicilian pizza in March of 1998. This deep-dish rectangular pizza includes basil, oregano, and garlic baked into the crust for a zesty flavor profile unmatched by any other pizza. Introduction of the Sicilian pizza also succeeded, mixing at approximately 10% of pizza sales for an extended period.

These two new products represent formidable additions to our arsenal of quality products. We look forward to further product innovations from our franchisor and continued product improvements as we continue to establish Pizza Hut as the "Best Pizza in America."

Pizza Hut simply stands for the Best Pizzas with America's favorite deep dish pizza, Pan pizza, in addition to The EDGE pizza, The Sicilian pizza, and our revolutionary Stuffed Crust pizza. We think you'll agree that you can only find these great products under one roof, our roof, Pizza Hut!

Upper Right (opp.): The deep-dish Sicilian pizza, introduced in
March of 1998, captured 10% of sales for an extended period of its introduction with its flavorful toppings and zesty garlic and herb crust.

Middle Left (opp.): Abundant, mouth-watering toppings spreading to the outer limits of The EDGE pizza raised this pizza's peak mix to 17% of sales.

Middle Right (opp.): The Stuffed Crust Pizza, covered with toppings that accentuate the abundance of cheese in every bite, revolutionized the pizza industry with its cheese-filled crusts.

Bottom Middle (opp.): Thick, golden-brown crust piled with fresh toppings, and our traditional sauce, makes Pizza Hut's traditional Pan Pizza America's favorite deep-dish.



Better Assets

Reconstructing Our Assets
Asset Initiatives to Stimulate Growth

The asset re-imaging strategy that we will begin in fiscal 1999 will focus on three new proto-type assets, designed to service three distinct elements of our business. Specifically, this strategy will focus on improving our delivery presence and convenience, making our rural dine-in assets more inviting and convenient, and meeting the needs of our metro-market consumer through extensive testing of a more contemporary concept.

Improved delivery presence - When we introduced delivery to the Pizza Hut consumer in the mid 1980's we located our delivery kitchens in low visibility, "stealth" locations to avoid detracting from the presence of our dine-in business. Over the last several years, the pizza delivery segment has become saturated with competitors. Accordingly, in two test markets, we will relocate existing delivery units to more visible locations. We will also make the assets more carry-out friendly by improving the store frontage to address the needs of the carry-out consumer. This effort will improve our carry-out traffic while providing increased awareness of Pizza Hut and our delivery service in these markets. Pending the results of this test, we will expand this conversion activity.

Revitalization of the rural restaurant presence - Pizza Hut has dominated the dine-in pizza experience in rural markets since the concept's nationwide roll-out in the 1960's and 1970's. Our asset re-imaging strategy will allow us to continue this dominance into the next century. Over the last two years, we have tested many different assets as we have searched for the appropriate format. Our most recent dine-in proto-type asset in Hattiesburg, Mississippi has been very well received. It has produced 25% greater unit volumes than our average restaurant facility with more than 70% of this volume in dine-in traffic; compared to our average restaurant facility which typically sees a 50/50 dine-in/carry-out mix. We attribute these results to the more inviting, lighter decor of the restaurant and the focus on the family. The new Kids' Corner that we have incorporated into this restaurant, complete with a tree that appears to be growing out of the floor, exemplifies our commitment to providing an inviting family atmosphere. In fiscal 1999, we will expand our test of this asset along with another proto-type asset developed by our franchisor, Pizza Hut, Inc. (PHI) in cooperation with the franchisee community. Specifically, we will perform approximately 25 relocations and several extensive remodels.

Metro-market test-Pizza Hut, Inc. has developed a new Pizza Hut concept to address the needs of the metro-market consumer. They have extensively tested the asset and plan to expand the test to other markets in 1999. These assets provide counter service, limited dine-in seating, delivery, and an expanded menu. The expanded menu includes, among other items, grilled sandwiches and is designed to increase lunch-traffic and better meet the needs of the `on the go' consumer. We will conduct a total market conversion in Topeka, Kansas during fiscal 1999 and perform selected tests of this concept in other markets.

We are very excited about this initiative and look forward to reporting our progress to you.

Upper Left (opp.): New dine-in proto-type in Hattisburg, MS has produced 25% greater unit volumes than the average restaurant facility, with more than 70% of the volume in dine-in traffic.

Upper Right (opp.): With the addition of the new "Kid's Corner" and renovation of the restaurants to a lighter decor, dine-in facilities now promote an inviting family atmosphere.

Lower Left (opp.): Newly designed Pizza Hut Metro-market facility targets higher unit volumes through multiple access modes and a more contemporary design.

Lower Right (opp.): Metro-market facilities, based on successful test-marketing, provide counter service, limited dine-in seating, delivery, and an expanded menu to increase lunch traffic and cater to consumers "on the go."


Better Organization

People: The Foundation of our Business
Making a Difference Every Day

At NPC, we recognize the vital importance of our employees to our success as an organization. We strive to provide our employees with the training, supervision, assets, and tools necessary to succeed in today's competitive environment.

Our restaurant employees communicate with customers-the people we serve-on a daily basis. Accordingly, we must present our employees with the tools to be successful. Quality products and inviting, productive facilities represent two essential elements for their success in the marketplace.

During the past year, we have integrated the operations of over 300 stores acquired from both Pizza Hut, Inc. and the franchisee community. While proud of the success produced by the NPC operational approach, we continue to learn from the new members of our team. An entrepreneurial attitude cornerstones our approach. Therefore, to help maintain this heritage despite our growth, we have organized our operations into three distinct divisions. This approach gives people close to our customers access to decision-makers on a regular basis in order to maintain and improve our customer satisfaction and loyalty.

The effectiveness of this structure was demonstrated by the recent execution of our Delivery Dominance Program. We identified opportunities to improve our performance in our delivery business early in our third fiscal quarter by tracking delivery times and customer complaints. In response to these trends we developed and implemented the Delivery Dominance initiative. This program was created to reduce delivery times, increase delivery awareness, and generally improve service levels. These objectives were to be accomplished through increased delivery driver staffing levels, execution of specific and measurable operational goals, expansion of our customer feedback program, and increased utilization of car toppers and door hung advertisements.

Our people again displayed their ability to react quickly and effectively with the implementation of this program improving comparable sales in our delivery units from negative 5% in our third fiscal quarter to 3% growth during our fourth fiscal quarter.

We believe that our asset re-imaging strategy, combined with continued focus on product quality and innovation, will provide our employees a competitive advantage in their efforts to increase market share and stockholder value.

In addition to these efforts we will continue to strive to provide our employees with leading-edge technology systems so they can react in a timely manner to the changing landscape within their markets.

The success of our asset re-imaging program and future product innovations depends on our employees' ability to meet and exceed our customers' needs. New products, facilities, and organization are merely tools in our quest to grow the Pizza Hut brand. Our employees truly make this goal a reality through commitment, efforts, and smiles.

We extend our gratitude to our employees for their efforts during the last fiscal year, and for the years to come.

Left to right (opp.):
James K. Schwartz, President and Chief Operating Officer
Troy D. Cook, Vice President and Chief Financial Officer
L. Bruce Sharp, Vice President, Southern Division
D. Blayne Vaughn, Vice President, Western Division
Linda K. Lierz, Vice President, Marketing
Marty D. Couk, Senior Vice President, Eastern Division


U.S. Operations as of March 31, 1998

Pictured on Page 8 of the Annual Report is the Company's Unit
Count Map. For information regarding the list of units by state, also see Item #1 of the Company's 10-K


FIVE YEAR FINANCIAL SUMMARY

                                 Fiscal Year Ended
(Dollars in     March 31, March 25, March 26, March 28, March 29,
thousands, except 1998      1997      1996      1995      1994
per share data)

INCOME STATEMENT DATA:

Revenue         $455,297  $295,285  $324,986  $317,467  $337,003
Cost of sales   125,365    80,618    93,977    92,332    98,692
Direct labor    129,133    81,086    87,293    89,964    97,103
Other operating
 expenses       120,272    75,523    83,280    84,659    88,619
Income from
 restaurant
 operations      80,527    58,058    60,436    50,512    52,589
General and
 administrative
 expenses        23,930    17,710    21,084    21,066    19,970
Depreciation and
 amortization    11,475     6,121     5,648     5,506     7,337
Operating income
 before impairment
 and loss
 provision       45,122    34,227    33,704    23,940    25,282
Asset impairment
 and loss
 provision(1)    14,100         -    23,500    35,000         -
Operating income
 (loss)          31,022    34,227    10,204   (11,060)   25,282
Interest expense          (15,655)  (5,455)   (6,317)   (6,252)
(6,720)
Other income
 (expense)          526       311     (341)     (140)      (56)
Income (loss)
 before income
 taxes           15,893    29,083     3,546   (17,452)   18,506
Provision
 (benefit)for
 income taxes     5,563    11,272     1,403   (1,838)     7,211
Net income
 (loss)          10,330    17,811     2,143   (15,614)   11,295
Earnings (loss)
 per share:
   Basic           0.42      0.72      0.09     (0.63)     0.45
   Diluted         0.41      0.72      0.09     (0.63)     0.45
Cash dividend
 per share(2)         -         -   .421875         -         -


                                 Fiscal Year Ended
(Dollars in     March 31, March 25, March 26, March 28, March 29,
thousands)        1998      1997      1996      1995      1994

YEAR END DATA:
Working capital
 deficit       $(30,837) $(15,405) $ (1,782)  $(7,061) $(19,620)
Total assets    381,237   259,907   197,829   211,712   229,112
Long-term debt  204,033   116,777    73,328    82,850    86,734
Stockholders'
 equity         107,036    95,793    77,320    80,287     8,987
Number of
 Company-owned
 units(3)           725       513       405       481       577
Number of
 franchised
 units(3)           147       140       142       157       155
Number of
 employees       16,000    12,000     9,800    10,300    12,500

(1) The 1998 charge relates to the Pizza Hut re-imaging strategy. The 1996 charge relates to the sale of Skipper's Inc., effective March 1996, and the closure of certain Tony Roma's restaurants. The 1995 charge relates to the closure of 77 Skipper's restaurants.
(2) Declared August 8, 1995 related to Class A shares concurrent with the approval of a stock recapitalization plan.
(3) Does not include two units operated as joint ventures by the Company.


Management's Discussion and Analysis of Financial Condition and
Results of Operations

OVERVIEW

The Company is the largest Pizza Hut franchisee in the world. Based on unit count at year-end, the Company's Pizza Hut operations account for approximately 19% of all Pizza Hut franchised units and 9% of the entire Pizza Hut system. The Company operated its Pizza Hut units in 24 states during fiscal 1998.

The Company, through its wholly owned subsidiary, Romacorp, Inc., is also the owner/franchisor of the Tony Roma's concept, which was acquired in June 1993. The Tony Roma's system operates in 25 states and 17 foreign countries. Subsequent to year-end, the Company entered into a recapitalization agreement with respect to Romacorp, Inc. As part of the transaction, the Company will retain a 10% ownership interest in Romacorp, Inc., and will recognize an estimated pre-tax gain of $46 million ($29.5 million net of tax or $1.17 per diluted share). The transaction is contingent upon financing and customary conditions and approval, and is expected to close in June 1998.

Products-Pizza Hut's main product is high quality, innovative and moderately priced pizza. Additionally, the menu contains pasta, sandwiches, salad bar and a luncheon buffet. Tony Roma's is a casual theme restaurant that is "Famous For Ribs." The restaurant's signature products are baby-back ribs with a mild tangy sauce and deep fried onion loaves. The menu also includes spare ribs with three sauce varieties, chicken, seafood, soups, salads, appetizers, a children's menu and dessert.

Both Tony Roma's and Pizza Huts serve beer and/or other alcoholic beverages. These products are not a significant portion of the sales mix at Pizza Hut, and they comprise approximately 12% of sales for Tony Roma's.

Service-Pizza Hut provides a buffet with table service for beverages during lunch and full table service for dinner, with delivery and carryout available throughout the day. Tony Roma's offers a fully staffed dining experience throughout the day and evening.

Period of Operation-The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The fiscal year ended March 31, 1998 contained 53 weeks. The fiscal years ended March 25,
1997, and March 26, 1996, each comprised 52 weeks.

DEVELOPMENT

Activity with respect to unit count during the year is set forth in the table below. Consistent with the strategy initiated last year, the Company aggressively pursued the acquisition of Pizza Hut units from Pizza Hut, Inc. (PHI) and other franchisees. During the year, the Company acquired 118 units from PHI and 104 units from franchisees.

Along with stores acquired during the year, nine Pizza Hut units were opened, net of relocations. Twenty-four units were closed, as the Company initiated an asset re-imaging plan in the fourth quarter of the fiscal year calling for the consolidation and relocation of 53 Pizza Hut units to 45 new locations, the closure of 31 under-performing locations and consolidation of 11 delivery unit operations into existing restaurant facilities. The plan will primarily be executed during fiscal 1999.

Tony Roma's developed six new units during the year and closed and relocated one unit that was part of the closure/relocation strategy initiated in fiscal 1996.

RESULTS OF OPERATIONS

The "operations summaries" set forth an overview of revenue and operating expenses as a percent of revenue for the last three fiscal years (dollars in thousands) for each concept operated by the Company. Cost of sales includes the cost of food and beverage products sold. Direct labor represents the salary and related fringe benefit costs associated with restaurant based personnel. Other operating expenses include rent, depreciation, advertising, utilities, supplies, franchise fees (Pizza Hut only), and insurance among other costs directly associated with operating a restaurant facility.


System Unit Activity

               Beginning Developed(2) Acquired  Closed(2)   Ending

Company Owned
Pizza Hut
 Restaurant       361         9         181        (12)     539
 Delivery         112                    41        (12)     141
Total Pizza Hut   473         9         222        (24)     680
Tony Roma's(1)     40         6           -         (1)      45
Total Company
 Owned            513        15         222        (25)     725

Franchised
Tony Roma's(1)    140        11                     (4)     147
Total System      653        26         222        (29)     872

(1) Does not include two units operated as joint ventures by the Company.
(2) Does not include five Pizza Hut restaurants, three Pizza Hut delivery units and one Tony Roma's restaurant that were relocated.



Pizza Hut Operations Summary

                              Fiscal Year Ended March
                          1998          1997         1996
Revenue:
 Restaurant Sales       $286,631      $168,688      $168,353
 Delivery Sales           73,776        49,293        52,654
Total Revenue           $360,407      $217,981      $221,007

Restaurant Operating
 Expenses as a
 Percentage of Revenue:

Total Expenses:(1)
 Cost of Sales             26.7%         26.5%         26.3%
 Direct Labor              28.4%         27.3%         26.5%
 Other                     27.5%         27.0%         25.4%
Total Operating Expenses   82.6%         80.8%         78.2%
Restaurant Based Income    17.4%         19.2%         21.8%

Restaurant Expenses:(2)
 Cost of Sales             26.8%         26.7%         26.6%
 Direct Labor              27.2%         26.0%         25.1%
 Other                     28.1%         27.4%         25.6%
Total Operating Expenses   82.1%         80.1%         77.3%
Restaurant Based Income    17.9%         19.9%         22.7%

Delivery Expenses:(3)
 Cost of Sales             26.4%         25.6%         25.5%
 Direct Labor              33.1%         32.0%         30.9%
 Other                     25.4%         25.6%         24.7%
Total Operating Expenses   84.9%         83.2%         81.1%
Restaurant Based Income    15.1%         16.8%         18.9%

(1) As a percent of total revenue
(2) As a percent of restaurant sales
(3) As a percent of delivery sales


PIZZA HUT RESULTS OF OPERATIONS

Revenue-Revenue totaled $360 million during fiscal 1998, which was $142 million or 65% higher than the prior year. The growth was largely due to revenue contributed from the acquisition of 222 units during the year, and the acquisition of 91 units during fiscal 1997 which more than offset a decline in comparable sales of 5.6%. Comparable sales improved gradually throughout the fiscal year cumulating with a negative .5% comparable sales index in the Company's fourth fiscal quarter. This improvement was largely due to new product news with the introduction of The Edge pizza in October, and increased delivery service levels associated with the implementation of the Company's Delivery Dominance program in its third fiscal quarter. This program, which was designed to increase delivery service levels and decrease delivery times, contributed significantly to the improvement in delivery unit comparable sales from negative 5% in the third fiscal quarter to 3% growth in the fourth fiscal quarter. Revenue for fiscal 1997 was $3 million or 1.4% below fiscal 1996 results due to negative comparable sales, which were only partially offset by revenue from 91 stores acquired during the fiscal year. Fiscal 1997 comparable sales were negative 8.3% due to the lapping of successful fiscal 1996 product introductions "Stuffed Crust" and "TripleDecker" pizzas.

Cost and Expenses-Cost of sales as a percent of revenue increased from 26.5% to 26.7% during fiscal 1998 primarily due to the abundant topping specification on all products, effective May 1, 1997, when Pizza Hut launched its "Totally New Pizza" campaign. Effective with the introduction, all pizzas made by Pizza Hut feature larger, more abundant toppings including meatier meats and fresh vegetables. Furthermore, the low introductory price point used for promotion of The Edge, combined with a higher ingredient cost contributed to higher costs as a percent of revenue. These factors more than offset an 11% reduction in the average cost of cheese for the year. In fiscal 1997 cheese costs averaged 8.6% higher than 1996 levels and pushed cost of sales as a percent of revenue to 26.5% from 26.3% in fiscal 1996. The impact of the higher cost of cheese in fiscal 1997 was partially offset by the higher than normal cheese content and promotional pricing related to both the Stuffed Crust and TripleDecker products during fiscal 1996.

Direct labor as a percent of revenue increased to 28.4% during fiscal 1998 from 27.3% in fiscal 1997. Factors impacting this increase include de-leveraging from negative comparable sales results; higher labor cost incurred in the acquired stores than normally experienced by the Company; increases in minimum wage effective October 1996 and September 1997; an increase in the percentage of units providing delivery service from 44% to 55% of total units; and the acquisition of units located in states with minimum wage rates in excess of the federal minimum wage and no available tip credit. Direct labor as a percent of revenue increased to 27.3% during fiscal 1997 from 26.5% in fiscal 1996 due to the increased minimum wage and the de-leveraging of store labor costs associated with fiscal 1997 comparable sales results.

Other operating costs increased to 27.5% of sales in fiscal 1998 from 27% in fiscal 1997 due to de-leveraging of these largely fixed costs from negative comparable sales, and an increase in occupancy cost as more units are leased. Additionally, a higher franchise fee paid to PHI, which increased from 2.25% to 4% in July 1996, was in effect for the full fiscal year. These increases were partially offset by a reduction in net delivery expenses. In fiscal 1997 other operating expenses increased to 27% of revenue primarily due to the July 1996 increase in the Company's franchise fee. Also contributing to the increase in these costs as a percent of revenue was the effect of the lower per unit sales volumes on these largely fixed costs.

Tony Roma's Operations Summary

                              Fiscal Year Ended March
                          1998          1997         1996
Revenue:
 Restaurant Sales        $86,408       $68,778       $51,499
 Net Franchise Revenue     8,482         8,526         7,570
Total Revenue            $94,890       $77,304       $59,069

Restaurant Operating
 Expenses as a
Percentage of Sales:
 Cost of Sales             33.6%         33.3%         34.1%
 Direct Labor              30.9%         31.2%         30.6%
 Other                     24.3%         24.2%         25.9%

Total Operating Expenses   88.8%         88.7%         90.6%
Restaurant Based Income    11.2%         11.3%          9.4%
Income from System
 Operations(1)             19.1%         21.0%         21.0%

(1) Net franchise revenue and restaurant based income as a percent of total revenue.

TONY ROMA'S RESULTS OF OPERATIONS

Revenue-Restaurant sales increased 25.6% and 33.6% in fiscal 1998 and 1997, respectively, due to the development of six units in 1998, 12 units in 1997 and seven units in 1996. Additionally, comparable sales growth for stores opened more than 18 months was
 .9% in 1998 and 2.2% in 1997. Other factors impacting the change in sales from year-to-year include a new menu introduced late in the third quarter of fiscal 1998 featuring new items, increased portion sizes and price increases on selected items, and an overall 2% price increase in the third quarter of fiscal 1997. The revenue growth in fiscal 1997 was net of the effect of closing six units throughout the year and one unit during the last week of fiscal 1996. This closure strategy was implemented in the fourth quarter of fiscal 1996 and targeted low volume stores with poor economic performance.

Royalty revenue in fiscal 1998 was 7% higher than 1997 amounts due to improvement and growth of the franchise system and an incremental week of revenue as 1998 contained 53 weeks compared to 52 weeks in the prior year. However, 1998 net franchise revenue was slightly below 1997 results as 1997 reflected the sale of certain international franchise rights which more than offset this increase. The sale of these rights contributed significantly to a 12.6% increase in net franchise revenue from fiscal 1996 to 1997. Additionally this increase was due to the opening of 14 franchised locations in 1997 compared to 12 openings in 1996, and a lower provision for bad debts as a result of reduced delinquency rates.

Costs and Expenses-Cost of sales as a percent of restaurant sales increased to 33.6% in fiscal 1998 from 33.3% in fiscal 1997 largely due to an increase in the average price of baby-back ribs of 23% for the year. This increase was partially offset by menu enhancements implemented in fiscal 1998 and 1997 which caused favorable sales mix changes and included price increases on select items. The improvement in fiscal 1997 over fiscal 1996 occurred despite an 8% increase in the average cost of baby-back ribs due to menu enhancements and price increases in mid fiscal 1997 and 1996.

Direct labor fell to 30.9% of restaurant sales in fiscal 1998 despite the September 1997 increase in the minimum wage as the number of new store openings decreased from 13 units in fiscal 1997 to seven units in fiscal 1998. Store openings are generally accompanied by significant, planned labor inefficiencies due to training and staffing levels to ensure a favorable dining experience for first visit customers. In fiscal 1997, direct labor increased to 31.2% of restaurant sales during the year from 30.6% in fiscal 1996 primarily due to normal inefficiencies associated with the opening of 13 restaurants during the year compared to seven units developed in the prior year. The federal minimum wage increase, effective in September 1997 and October 1996, also impacted labor costs, but was offset by price increases and operating efficiencies.

Other operating expenses in 1998 were relatively flat compared to 1997. This was due to the incremental week of revenue in fiscal 1998, offset by increased depreciation charges. The increase in depreciation occurred because during the fourth quarter of fiscal 1996 the Company recorded an impairment charge related to eight restaurants to be closed. Seven of these restaurants were closed during fiscal 1997 and one closed in May, 1997. In accordance with the provisions of SFAS No. 121 no depreciation was recorded for these units in fiscal 1997 benefiting other operating expenses for that year. Normalized for the impairment charge, fiscal 1997 other operating expense as a percent of revenue, would have been 27 basis points higher than the amounts recorded. The improvement in 1997 compared to 1996 was largely due to the opening of higher volume proto-type facilities and the closure of seven older, poor-performing stores and the resulting depreciation benefit of these closures.


CONSOLIDATED RESULTS OF OPERATIONS

Consolidated revenue was $455.3 million in fiscal 1998, an increase of 54.2% over 1997 results. The increase was largely due to growth through the consolidation of the Pizza Hut system, and continued expansion of the Tony Roma's concept.

Consolidated revenue for fiscal 1997 was $295.3 million, a decrease of $29.7 million or 9.1% from fiscal 1996. The decrease was due to the sale of Skipper's Inc., which was partially offset by expansion at Tony Roma's. Skipper's, Inc., a formerly wholly-owned subsidiary was sold on May 14, 1996, effective March 25, 1996 and, therefore, no results of Skipper's operations are reflected in the Company's financial statements for the year ended March 25, 1997. For the fiscal year ended March 26, 1996, Skipper's Inc. recorded revenue of $44.9 million, operating expense of $45.1 million, and a loss from restaurant operations exclusive of impairment and loss provision charges of $.2 million. In fiscal 1996 a $20 million impairment charge was recorded in conjunction with the disposition of Skipper's Inc.

Consolidated income from restaurant operations was $80.5 million or 17.7% of revenue in fiscal 1998 compared to $58 million or 19.7% of revenue in fiscal 1997. The increase in nominal dollars was due to growth in unit count, while the decrease as a percent of revenue was due to lower unit margins of the acquired Pizza Hut stores, de-leveraging of fixed costs resulting from negative comparable sales in the Company's Pizza Hut Division, increases in the minimum wage, and increased cost of sales in both concepts. Fiscal 1997 results improved from $60.4 million or 18.6% of revenue in fiscal 1996 primarily due to the elimination of Skipper's losses.

Leverage from the Pizza Hut expansion resulted in a decrease in general and administrative expenses as a percent of revenue from 6% in fiscal 1997 to 5.3% in fiscal 1998. In terms of nominal dollars, general and administrative costs increased to $23.9 million in fiscal 1998 from $17.7 million a year ago, due to increased staffing levels associated with the acquisition of Pizza Hut units.

During fiscal 1997 general and administrative expenses were reduced to $17.7 million or 6% of revenue compared to $21.1 million or 6.5% of revenue in fiscal 1996, due to the sale of Skipper's which had a higher ratio of general and administrative expenses to revenue than the consolidated operation.

Deprecation and amortization includes depreciation of field and corporate equipment and facilities as well as the amortization of goodwill, franchise rights and pre-opening costs. In both fiscal 1998 and 1997 these costs increased primarily due to increased franchise rights amortization at Pizza Hut, combined with the amortization of pre-opening costs related to the development at Tony Roma's.

As the Pizza Hut expansion was financed with debt, interest costs grew to $15.7 million in fiscal 1998 compared to $5.5 million in fiscal 1997. Interest expense decreased in fiscal 1997 due to debt reduction early in the year from the Skipper's sale proceeds and favorable interest rates on the Company's revolving credit facility.

NPC's income tax provision for the fiscal years 1998, 1997, and 1996 resulted in effective tax rates of 35.0%, 38.8%, and 39.6%, respectively. The reduction in the fiscal 1998 tax rate resulted from the realization of tax benefits associated with the implementation of a corporate reorganization and the realization of various tax credits.


Liquidity and Capital Resources

On March 31, 1998 the Company had a working capital deficit of $30.8 million compared to a $15.4 million deficit at March 25, 1997. The increase in the deficit was due to the expansion of both the Pizza Hut and Tony Roma's concepts. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its revolving line of credit.

At March 31, 1998 the Company had a $15 million and a $185 million unsecured revolving credit facility, of which $113 million was borrowed on the combined facilities. Availability under these facilities is reduced by outstanding letters of credit of which $6.3 million was issued at year-end.

The Company anticipates that cash from the recapitalization of Romacorp, Inc. and increased borrowing capacity from the related de-leveraging of the balance sheet, combined with cash flow from operations will be sufficient to fund continuing expansion and improvements, and to service debt obligations. The Company's ability to make additional acquisitions is subject to certain financial covenants or, if necessary and warranted, the Company's ability to obtain additional equity capital.

CASH FLOWS

Net cash provided by operating activities was $65 million in fiscal 1998 compared to $45 million in fiscal 1997. The 44% increase was largely due to leverage gained from the growth in unit count. Cash flows from operations increased $12 million in fiscal 1997 from fiscal 1996, largely due to improved operating results and the realization of deferred tax assets related to the sale of Skipper's. Investing activities include normal maintenance capital expenditures and in fiscal 1998 include the development of 17 Pizza Hut units including eight relocations and seven Tony Roma's including one relocation compared to fiscal 1997 which included the development of 23 Pizza Hut units and 13 Tony Roma's. Acquisitions consist of 222 Pizza Hut units in fiscal 1998, and 91 Pizza Huts in fiscal 1997. Proceeds from the sale of fee simple properties associated primarily with the Skipper's closure and disposition strategy have resulted in cash received of $2.3 million in fiscal 1998 and $8.8 million in fiscal 1997.

Acquisitions during fiscal 1998 were funded through the Company's revolving credit facility and the issuance of $50 million in senior notes. Fiscal 1997 acquisitions were financed through the revolving credit facility. Financing activities in fiscal 1996 include the borrowing of $20 million under the Company's previous shelf facility and the payment of a $5.2 million one-time special dividend related to the recapitalization of the Company's stock. At March 31, 1998, 346,500 shares remain approved for repurchase under the Company's stock repurchase program.

SEASONALITY

As a result of the diversification in restaurant concepts, the Company has historically not experienced significant seasonal sales fluctuations on a consolidated basis. However, each concept is impacted by individual sales trends. Tony Roma's sales are traditionally higher from January to March due to an increase in vacation and part-time residence activity in the desert and beach areas where a significant number of the Company's facilities are located. Pizza Hut sales are largely driven through advertising and promotion and are adversely impacted in economic times that generally require high cash flow from consumers such as back-to-school and holiday seasons.

EFFECTS OF INFLATION AND FUTURE OUTLOOK

Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid on an hourly basis, changes in rates related to federal and state minimum wage and tip credit laws will effect the Company's labor costs. The Company cannot always effect immediate price increases to offset higher costs and no assurance can be given that the Company will be able to do so in the future. Cheese represents approximately 40% of the cost of a pizza. The price of this commodity changes throughout the year due to changes in demand and supply resulting from school lunch programs, weather and other factors. Baby-back ribs represent approximately 28% of the menu mix at Tony Roma's. Because ribs are a by-product of pork processing, their price is influenced largely by the demand for boneless pork. Significant changes in the prices of these commodities would have an impact on the Company's food cost as a percent of revenue.

Cheese costs are expected by the Company to be at or below last year's levels, provided favorable weather and supply and demand conditions continue. Meat ingredient costs are expected to be below last year's levels during the first three quarters of fiscal 1999. Based upon existing inventories, rib prices are expected to be approximately 10% higher during the first and second quarters of fiscal 1999 than during the same period of fiscal 1998. Increases in interest rates would directly affect the Company's financial results. Under the Company's revolving credit agreements alternative interest rate options are available which can be used to limit the Company's exposure to fluctuating rates.

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

OTHER

Impact of Recently issued Accounting Pronouncements-See Note 1 to
Consolidated Financial Statements.

Year 2000 Compliance-The Company has developed a plan to modify its information technology systems to be ready for year 2000, and has begun implementation of this plan. Management believes the cost for execution of the plan will not be significant.

Consolidated Balance Sheets

NPC International, Inc. and Subsidiaries


(Dollars in thousands,                  March 31,    March 25,
except share data)                       1998           1997

ASSETS
Current assets:
 Cash and cash equivalents              $  4,548     $       -
 Accounts receivable, net                  2,375         1,535
 Inventories of food and supplies          4,177         2,577
 Income tax receivable                         -         1,737
 Deferred income tax asset                 3,245         3,546
 Prepaid expenses and other current
 assets                                    2,619         3,165
Total current assets                      16,964        12,560
Facilities and equipment, net            138,779       126,461
Assets held for sale                       3,157         4,248
Notes receivable, net                        465           575
Franchise rights, less
 accumulated amortization of
 $17,867 and $11,366, respectively       198,917        92,318
Goodwill, less accumulated
 amortization of $5,752 and $4,910,
 respectively                             17,364        18,228
Deferred income tax asset                    344             -
Other assets                               5,247         5,517
Total assets                            $381,237     $ 259,907

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                       $ 16,888     $  11,624
 Sales taxes                               2,561         1,161
 Payroll taxes                             1,742         1,815
 Accrued interest                          4,130         1,997
 Accrued payroll                           8,669         4,412
 Income tax payable                          650             -
 Current portion of closure reserve        1,360           400
 Insurance reserves                        5,613         3,724
 Other accrued liabilities                 6,188         4,023
Total current liabilities                 47,801        29,156
 Long-term debt                          204,033       116,777
 Deferred income tax liability                 -         5,619
 Closure reserve                           8,936         4,734
 Other deferred items                      4,431           181
 Health and workers' compensation
  reserves                                 9,000         7,647

STOCKHOLDERS' EQUITY
 Common stock, $.01 par value
  100,000,000 shares authorized,
  27,592,510 issued                          276          276
Paid-in capital                           21,033        20,978
Retained earnings                        105,157        94,827
                                         126,466       116,081
 Less treasury stock at cost,
  representing 2,846,926 and
  2,957,307 shares, respectively         (19,430)      (20,288)
Total stockholders' equity               107,036        95,793
Total liabilities and stockholders'
 equity                                 $381,237     $ 259,907

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

NPC International, Inc. and Subsidiaries

                                   For the Fiscal Year Ended
                             March 31,    March 25,    March 26,
(Dollars in thousands)         1998         1997       1996

Net sales                  $  446,815    $  286,759    $317,294
Net franchise revenue           8,482         8,526       7,692
Total revenue                 455,297       295,285     324,986
Cost of sales                 125,365        80,618      93,977
Direct labor                  129,133        81,086      87,293
Other                         120,272        75,523      83,280
Total operating expenses      374,770       237,227     264,550
Income from restaurant
 operations                    80,527        58,058      60,436
General and administrative
 expenses                      23,930        17,710      21,084
Depreciation and
 amortization                  11,475         6,121       5,648
Operating income before
 asset impairment
 and loss provision            45,122        34,227      33,704
Asset impairment and loss
 provision                     14,100             -      23,500
Operating income               31,022        34,227      10,204
Other income (expense):
 Interest expense             (15,655)       (5,455)     (6,317)
 Miscellaneous                    526           311        (341)
Income before income taxes     15,893        29,083       3,546
Provision for income taxes:
 Current                       11,225           994       7,500
 Deferred                      (5,662)       10,278      (6,097)
                                5,563        11,272       1,403
Net income                 $   10,330    $   17,811    $  2,143
Earnings per share-basic   $      .42    $      .72    $    .09
Earnings per share-diluted $      .41    $      .72    $    .09
Weighted average shares
 outstanding-basic         24,693,764    24,646,003  24,513,028
Weighted average shares
 outstanding-diluted       25,108,988    24,873,624  24,590,531

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

NPC International, Inc. and Subsidiaries
                                                         Total
(Dollars in          Common  Paid-in Retained Treasury
Stockholders'
thousands)           Stock   Capital Earnings  Stock     Equity

Balance,
 March 28, 1995       $276  $22,020   $80,086 $(22,095) $80,287

Dividend                 -        -    (5,213)       -   (5,213)
Net income               -        -     2,143        -    2,143
Exercise of stock
 options                 -     (191)        -      294      103

Balance,
 March 26, 1996        276   21,829    77,016  (21,801)  77,320

Net income               -        -    17,811        -   17,811
Acquisition of treasury
 stock                   -        -         -     (904)    (904)
Exercise of stock
 options                 -     (851)        -    2,417    1,566

Balance,
 March 25, 1997        276   20,978    94,827  (20,288)  95,793

Net income               -        -    10,330        -   10,330
Exercise of stock
 options                 -       55         -      858      913

Balance,
 March 31, 1998       $276  $21,033  $105,157 $(19,430) $107,036

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

NPC International, Inc. and Subsidiaries

                                   For the Fiscal Year Ended
                             March 31,    March 25,    March 26,
(Dollars in thousands)         1998         1997       1996

OPERATING ACTIVITIES
Net income                 $   10,330    $   17,811    $   2,143
Non-cash items included
 in net income:
 Depreciation and
  amortization                 25,775        16,618       18,326
 Amortization of start-up
  costs                        3,074          1,875        1,110
 Deferred income taxes
  and other                   (5,662)        10,278       (6,097)
 Non-cash portion of asset
  impairment and loss
  provision                    14,100             -       23,379
Change in assets and
 liabilities, net of
 acquisitions:
 Accounts receivable, net       (840)           969         (488)
 Notes receivable, net            110           256         (312)
 Inventories of food and
  supplies                       (771)        1,153       (1,100)
 Income tax receivable          2,387        (1,452)       2,245
 Prepaid expenses and
  other current assets         (2,528)       (3,289)        (614)
 Accounts payable               5,264         1,214       (1,327)
 Payroll taxes                    (73)          168          294
 Accrued interest               2,133          (162)         202
 Accrued payroll                4,257            27          327
 Health and workers'
  compensation reserves         3,242         1,057        2,046
Other accrued liabilities       4,158        (1,420)      (7,392)
Net cash flows provided
 by operating activities       64,956        45,103       32,742

INVESTING ACTIVITIES
Capital expenditures          (28,795)      (41,466)     (17,825)
Changes in other assets, net     (614)       (2,098)         289
Proceeds from sale of
 capital assets                 2,308         8,808        4,708
Acquisition of business
 assets net of cash          (121,232)      (55,595)     (15,150)
Net cash flows used in
 investing activities        (148,333)     $(90,351)     (27,978)

FINANCING ACTIVITIES
Purchase of treasury stock          -          (904)            -
Dividends                           -             -       (5,213)
Net change in revolving
 credit agreements             48,700        52,713      (16,480)
Proceeds from issuance
 of long-term debt             49,756             -       20,000
Payment of long-term debt     (11,444)       (9,711)     (11,561)
Exercise of stock options         913         1,566          103
Net cash flows provided by
 (used in) financing
 activities                    87,925        43,664      (13,151)
Net change in cash and
 cash equivalents               4,548        (1,584)      (8,387)
Cash and cash equivalents
 at beginning of year               -         1,584        9,971
Cash and cash equivalents
at end of year             $    4,548    $        -    $   1,584

The accompanying notes are an integral part of these consolidated financial statements.



Notes to Consolidated Financial Statements

Note 1:   Summary of Significant
          Accounting Policies

Consolidation-The financial statements include the accounts of NPC International, Inc. and its wholly owned subsidiaries (the
Company). All significant intercompany transactions are eliminated.

Fiscal Year-The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The fiscal year ended March 31, 1998 contained 53 weeks. The fiscal years ended March 25, 1997 and March 26, 1996 each contained 52 weeks.

Cash Equivalents-For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At March 31, 1998 substantially all cash was in the form of depository accounts.

Inventories-Inventories of food and supplies are valued at the lower of cost (first-in, first-out method) or market.

Pre-opening Costs-The Company amortizes pre-opening costs, which principally represent the cost of hiring and training new personnel, over a period of one year commencing with the restaurant's opening. Amortization of these costs is presented below income from restaurant operations.

In April 1998, Statement of Position (SOP) 98-5 Accounting for Costs of Start-up Activities was issued. The SOP requires the Company to expense pre-opening costs, as incurred and to report the initial adoption as a cumulative effect of a change in accounting principle as described in APB No. 20, Accounting Changes, during the first quarter of its fiscal year 2000. The cumulative effect upon adoption will result in a one-time charge to income in an amount equal to the net book value of the Company's pre-opening costs. This change will also result in the discontinuance of amortization of pre-opening cost expense in subsequent periods. At March 31, 1998 the balance of pre-opening costs was $727 thousand.

Facilities and Equipment-Facilities and equipment are recorded at cost. Depreciation is charged on the straight-line basis for buildings, furniture and equipment. Leasehold improvements are amortized on the straight-line method-over the economic life of the lease or the life of the improvements-whichever is shorter.

Effective in fiscal 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The majority of the Company's long-lived assets held for continuing use are evaluated for potential impairment on a store-by-store basis. Assets held for sale are stated at estimated fair value.

Franchise Rights-The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 to 20 years and are renewable at the option of the Company for an additional 15 years. Initial franchise fees are capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Purchased franchise rights are recorded at estimated value and amortized ratably over the remaining life of the franchise agreement, including the renewal period, if any. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, as defined, are recorded as operating expenses as incurred.

Net Franchise Revenue-The franchise agreements for Tony Roma's restaurants provide for an initial fee and continuing royalty payments based upon gross sales, in return for operational support, product development, marketing programs and various administrative services. Royalty revenue is recognized when earned and initial fees are recognized when the franchisee's restaurant is opened. Fees for granting exclusive development rights to specific geographic areas are recognized when the right has been granted and cash received is non-refundable and no significant future obligation is required. Net franchise revenue is presented net of direct expenses, which include labor, travel, and related costs of Franchise Business Managers, who operate as liaisons between the franchise community and the franchisor. Direct costs also include bad debt expense, and opening costs consisting primarily of training expenses. Franchisees also participate in national and local marketing programs, which are managed by the Company but are not included in the accompanying financial statements. The reserve for uncollectible accounts relates solely to net franchise revenue and consisted of $344 thousand at March 31, 1998 and $280 thousand at March 25, 1997.

Goodwill-Goodwill represents the excess of cost over the identifiable net assets of companies acquired and is amortized on the straight-line method over periods ranging from 25 to 40 years.

Income Taxes-The provision for income taxes includes federal and state taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. Deferred taxes arise principally from accelerated amortization of franchise rights for tax purposes, the use of accelerated depreciation for tax purposes, and the deferral of tax deductions for insurance costs and impairment provisions that have been accrued for financial statement purposes.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs-Advertising costs are expensed as incurred. The
Company incurred $23.8 million of such costs in fiscal 1998 and $14.3 million and $17.2 million in fiscal 1997 and fiscal 1996, respectively.

Stock Based Compensation-The Company measures compensation cost of its employee stock options using the intrinsic value based method of accounting. In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has determined that net income would not be reduced by more than $250 thousand in any year presented if the fair value based method was used to measure compensation expense. The Company considers this difference immaterial and accordingly has not provided further disclosure regarding the pro-forma effect of using the fair value based method.


Related Party Transaction- The Company purchased real estate from an officer of the company in the amount of $800 thousand in fiscal 1996. The value of the purchased real estate was determined by Company personnel using recognized valuation techniques. This related party transaction was approved by the Company's Board of Directors.

Recently Issued Accounting Standards-In June 1997 the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This new standard requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and how it measures segment performance. SFAS 131 requires companies to disclose a measure of segment profit or loss (operating income for example), segment assets, and reconciliations to consolidated totals. It also requires disclosures about a company's products and services, and major customers, if any. The Company will adopt SFAS 131 in its fiscal 1999 year-end financial statements. This statement is not expected to have a significant impact on the Company's reporting.

Reclassifications-Certain amounts have been reclassified to conform the prior year financial statements to the current year presentation.


Note 2:   Facilities and Equipment

Facilities and equipment consist of the following:

                              Estimated    March 31,   March 25,
(Dollars in thousands)       Useful Life     1998        1997

Land                                      $  31,715  $  27,978
Buildings                    15-20 years     63,149     54,257
Leasehold improvements        5-20 years     40,593     37,997
Furniture and equipment       3-10 years     72,526     64,565
Construction in progress                      3,785      9,009
                                            211,768    193,806
Less accumulated depreciation
 and amortization                           (72,989)   (67,345)
Net facilities and equipment              $ 138,779  $ 126,461


Note 3:   Bank Debt and Senior Notes

The composition of the Company's long-term debt is as follows:

                                     March 31, 1998       March 25, 1997
(Dollars in        Principal Pmt  Carrying  Estimated   Carrying  Estimated
thousands)         Begin    End   Value     Fair Value   Value    Fair Value

Revolving credit                  $112,700  $112,700     $64,000  $64,000
9.09% senior notes  10/97  10/01     8,000     8,434      10,000   10,451
8.02% senior notes   4/98   4/02    10,000    10,360      10,000   10,072
7.94% senior notes   5/02   5/06    50,000    53,550           -        -
7.58% senior notes   5/93   5/97         -         -       5,000    4,990
6.96% senior notes   4/98   4/02    10,000    10,085      10,000    9,725
6.35% senior notes   4/96   4/00    12,000    11,940      16,000   15,500
Other                                1,333     1,333       1,777    1,777
Total long-term debt              $204,033  $208,402    $116,777 $116,515

The Company has a $15 million unsecured revolving credit facility that provides the option to pay interest at the London Interbank Offering Rate (LIBOR) or the "fed funds" rate plus a margin (7.0% at March 31, 1998). Additionally, the Company has a $185 million unsecured revolving credit facility, which provides the option to pay interest at the prime rate or the LIBOR plus a margin (7.175% at March 31, 1998). Availability under this agreement is reduced by issued letters of credit, which can be as much as $12 million of which $6.3 million has been issued at March 31, 1998. These letters of credit expire July 1, 1998 but are expected to be renewed as they relate to the Company's insurance program. Commitment fees of .25% per annum are paid on the unused balance of both facilities and are included in interest expense. These agreements are in effect until March 3, 2000.

The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt.

The aggregate maturities of long-term debt, excluding the revolving credit agreement, are as follows: fiscal 1999-$10.4 million, fiscal 2000-$10.4 million, fiscal 2001-$10.4 million, fiscal 2002-$6 million, fiscal 2003-$14 million and $40 million in years beyond.

The average amount outstanding on all bank borrowings and senior notes for the year ended March 31, 1998, was $203.5 million and the maximum borrowings were approximately $225 million. Interest expense from bank borrowings and senior notes for fiscal years 1998, 1997 and 1996 was $15.8 million, $5.5 million and, $5.7 million, respectively. Weighted average interest rates during the same periods were 7.52%, 7.02%, and 7.34%, respectively.

Cash paid for interest in fiscal years 1998, 1997 and 1996 was $13.7 million, $6 million, and $6 million, respectively.

The Company is subject to a number of covenants under its various credit agreements including limits on additional borrowing, restrictions on dividend payments and requirements to maintain various financial ratios and a minimum net worth. The Company was in compliance with all such debt covenants, as amended, at March 31, 1998.

Generally accepted accounting principles require companies to disclose the estimated fair value of financial instruments. The Company's debt consists of non-trading long-term notes with fixed rates maturing over the next nine years and long-term revolving loans with variable rates. Management has computed the fair market values of the fixed-rate notes based upon estimated incremental borrowing rates of 6.6% in fiscal 1998 and 7.8% in fiscal 1997. This rate is not substantially different from the rate spread from similar government bonds with similar maturities to that of the Company's debt portfolio. Management believes the fair market value of the revolving credit agreement is equal to its carrying value, due to its daily rate fluctuation.

Note 4:   Profit Sharing Plan

The Company instituted the NPC International, Inc. Profit Sharing Plan on July 1, 1992. To qualify, employees must generally have two years of service, attain the age of 21 and be employed on the last day of the plan year. The Company's contribution to the plan is discretionary, based upon the earnings of each operating division. The Company contributed $831 thousand, $611 thousand, and $540 thousand, for calendar years 1997, 1996 and 1995, respectively.

Note 5:   Asset Impairment and Loss Provision

In March 1998 the Company committed to an asset re-imaging strategy involving the consolidation and relocation of 53 Pizza Hut units to 45 new locations, the consolidation of 11 units into existing locations, and the closure of 31 underperforming units. This initiative resulted in a pre-tax charge of $11.4 million. Significant components of the charge included $5.7 million related to the loss on disposition of assets, $5.0 million related to obligations under long term lease arrangements, and $.7 million related to de-identification and other miscellaneous costs. Assets to be disposed of were recorded at fair value in accordance with SFAS No. 121 and are reflected in assets held for sale.

Additionally, the Company recorded a charge of $1.6 million related to the impairment of 10 locations where the Company will continue to operate Pizza Hut units, and a charge of $1.1 million to accelerate depreciation of back-of-house software and hardware systems, which are being replaced with a newly developed windows-based package. Of the total $14.1 million provision, $8.3 million has been incurred prior to year-end. The 31 units to be closed generated approximately $9.2 million of revenue and a loss from restaurant operations approximately $187 thousand in fiscal 1998.

Effective March 25, 1996 the Company sold Skipper's Inc. and recorded a pre-tax charge of $20 million related to the transaction. The asset sale agreement was signed April 24, 1996 and closed May 14, 1996. Additionally, the Company recorded a pre-tax provision of $3.5 million in fiscal 1996 related to the disposition of six underperforming Tony Roma's units and the relocation of two others.

In fiscal 1996, Skipper's generated $44.9 million of revenue and a loss from restaurant operations, exclusive of the $20 million impairment and loss provision, of $196 thousand. The six Tony Roma's units to be disposed of generated sales of approximately $7.6 million and losses from restaurant operations of approximately $340 thousand in fiscal 1996.


Note 6:   Recapitalization

On April 24, 1998, NPC International, Inc. and Sentinel Capital Partners, L.P. executed a recapitalization agreement related to Romacorp, Inc. and subsidiaries. Under terms of the agreement, the Company will receive approximately $113 million in cash and $5 million in consideration that may be realized contingent upon certain future events. The Company will retain a 10% ownership interest in Romacorp, Inc. with an estimated value at closing of approximately $3.5 million. The transaction is expected to close in the first quarter of fiscal 1999 and is expected to result in a pre-tax gain of approximately $46 million.


Note 7:   Income Taxes

The provision (benefit) for income taxes consisted of the following:

                               For the fiscal year ended
(Dollars in thousands)     March 31,    March 25,   March 26,
                              1998        1997         1996
Current:
 Federal                     $9,856        $604       $5,730
 State                        1,087          38        1,428
 Foreign                        282         352          342
                             11,225         994        7,500
Deferred:
 Federal                     (4,972)      8,596       (3,956)
 State                         (548)      1,243       (1,079)
 Foreign                       (142)        439       (1,062)
                             (5,662)     10,278       (6,097)
Provision for income taxes   $5,563     $11,272       $1,403

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                               For the fiscal year ended
(Dollars in thousands)     March 31,    March 25,   March 26,
                              1998        1997         1996
Tax computed at statutory
 rate                        $5,563     $10,179       $1,241
State taxes, net of federal
 effect, and other,
 including goodwill
 amortization and tax
 credits                          -       1,093          162
Provision for income taxes   $5,563     $11,272       $1,403


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                      For the fiscal year ended
(Dollars in thousands)                  March 31,   March 25,
                                          1998         1997
Deferred tax assets:
Insurance reserves                       $5,204       $4,041
Closure reserves                          3,655        2,013
Other, net                                1,554        1,710
Tax credit carryforwards                      -        1,145
Valuation allowance                           -       (1,145)
Total deferred tax assets                10,413        7,764
Deferred tax liabilities:
Depreciation and amortization            (6,630)      (9,121)
Other, net                                 (194)        (716)
Total deferred tax liabilities           (6,824)      (9,837)
Net deferred tax asset (liability)        3,589       (2,073)
 Current                                  3,245        3,546
 Non-current                               $344      $(5,619)

Cash paid for income taxes in fiscal 1998 was $8,464. Amounts paid in 1997 and 1996 were $2,430 and $4,868, respectively.

The Company reduced the valuation allowance applied against tax credit carryforwards based on tax planning strategies which included utilization of these credits.


Note 8:   Commitments

The Company leases certain restaurant equipment and buildings under operating leases. Rent expense for fiscal 1998, 1997, and 1996 was $19.3 million, $11 million, and $11.8 million, respectively, including additional rentals of approximately $1.4 million in 1998, $1.3 million in 1997, and $1.5 million in 1996. The additional rentals are based upon a percentage of sales in excess of a base amount as specified in the lease. The majority of the Company's leases contain renewal options for 5 to 10 years. The remaining leases may be renewed upon negotiations. Minimum lease payments for the next five years at March 31, 1998, consisted of:

  Fiscal Year   (Dollars in thousands)
  1999                 $15,875
  2000                  13,817
  2001                  11,996
  2002                  10,113
  2003                   8,598
  Thereafter            43,580
  Total minimum
    lease commitments $103,979

See note 3 related to letters of credit.


Note 9:   Earnings per Share

In 1997, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share:

(Amounts in thousands      March 31,    March 25,   March 26,
except per share data)       1998       1997        1996

Numerator:
Net income                  $10,330     $17,811      $ 2,143
Denominator:
Denominator for basic
 earnings per share-
 weighted average shares     24,694      24,646      $24,513
Effect of dilutive
 securities:
 employee stock options         415         228           78
Denominator for diluted
 earnings per share-
 adjusted weighted average
 shares and assumed
 conversions                 25,109      24,874       24,591

Earnings per share-basic    $   .42     $   .72      $   .09
Earnings per share-diluted  $   .41     $   .72      $   .09


Note 10:  Stock Options

A summary of the Company's stock option activity, and related information is presented below:


                    March 31, 1998    March 25, 1997   March 26, 1996
                           Weighted         Weighted          Weighted
                           Average           Average          Average
(Options in                Exercise          Exercise         Exercise
thousands)         Options   Price   Options   Price   Options  Price
Outstanding-
 beginning
 of year            1,763    $7.36    1,840    $7.07    1,593   $7.24
Granted               258    $9.76      229    $8.22      396   $6.41
Canceled              (51)   $6.56     (109)   $6.06     (130)  $7.24
Exercised            (113)   $6.49     (197)   $6.40      (19)  $5.49
Outstanding-end
 of year            1,857    $7.77    1,763    $7.36    1,840   $7.07
Exercisable-
 end of year        1,263             1,192             1,122
Weighted average
 fair value of
 options granted
 during the year             $3.77             $3.12            $2.40

Exercise prices for options outstanding as of March 31, 1998 ranged from $4.75 to $11.50. The weighted average remaining contractual life of those options is 5.9 years.

At March 31, 1998 the Company has a 1994 Non-Qualified Stock Option Plan pursuant to which an aggregate of 3,291,450 shares of common stock are reserved for issuance to employees (including officers) of the Company. The options have an exercise price equal to the fair market value of the common stock on the date of grant, and generally become exercisable over a four-year period in equal annual amounts.

Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.


Note 11:   Acquisitions

The Company acquired 31 units from R&W Pizza Huts of North
Carolina, Inc., on October 31, 1996. The purchase price, funded through the Company's revolving credit facility was $27.5 million, which has been allocated between facilities and equipment and franchise rights.

Additionally, the Company entered into an Asset Purchase Agreement with Pizza Hut, Inc. (PHI) in fiscal 1997. The transaction closed in two distinct phases. Phase I consisted of 60 units with a purchase price of $27.3 million and closed on March 6, 1997. Phase II consisted of 62 units and the operation of four others, with a purchase price of $28.1 million and closed on March 27, 1997, subsequent to the Company's fiscal 1997 year-end. Both phases of this acquisition were funded through the Company's revolving credit facility, and the purchase price was allocated between facilities and equipment and franchise rights. The results of operations of all acquired units are included in the Company's financial statements from the closing date of each transaction forward.

On May 15, 1997 the Company acquired 74 Pizza Hut units and the operations of 8 others, from franchisee, Jamie B. Coulter, for $47 million. Beginning May 15, 1997 the Company also entered into a management agreement related to 18 units. During fiscal 1998 these 18 units were acquired for $10 million.

Additionally, on June 5, 1997 the Company acquired 51 units from PHI for $29.9 million. An additional unit was purchased on July 10, 1997 for $1.1 million. These transactions were funded through the issuance of long-term debt and additional borrowings through the revolving credit facility. See note 3 for further information on the related funding.

The table presents unaudited pro forma results for fiscal 1998 and fiscal 1997 assuming all units had been acquired as of the beginning of the periods presented. For both years presented, the unaudited, pro forma results reflect certain adjustments, including interest expense, depreciation of facilities and equipment, and amortization of franchise rights. The unaudited pro forma results shown are not necessarily indicative of the consolidated results that would have occurred had the acquisitions taken place at the beginning of the respective periods, nor are they necessarily indicative of results that may occur in the future.

The following table indicates the pro forma results of these transactions:

Pro Forma Results (unaudited)

(Dollars in thousands,              March 31,     March 25,
except per share data)                1998           1997

As reported:
 Total revenues                      $455,297     $295,285
 Net income                            10,330       17,811
 Net income per share-basic               .42          .72
 Net income per share-diluted             .41          .72

Pro forma:
 Total revenues                       469,918      474,321
 Pro forma net income                  10,921       17,431
 Pro forma net income per
 share-basic                              .44          .71
 Pro forma net income per
  share-diluted                           .43          .70


Note 12:   Quarterly Results (unaudited)


                              First    Second   Third    Fourth   Annual
(Dollars in thousands,        Fiscal   Fiscal   Fiscal   Fiscal   Fiscal
except per share data)        Quarter  Quarter  Quarter  Quarter  Total

Year Ended March 31, 1998
 Revenue                      $103,117 $114,693 $112,926 $124,560 $455,297
 Income from restaurant
  operations                    19,291   20,101   17,643   23,492   80,527
 Asset impairment and
  loss provision (1)                 -        -        -   14,100   14,100
 Net income                      5,723    4,742    3,058   (3,193)  10,330
 Earnings per share-basic          .23      .19      .12     (.13)     .41

Year Ended March 25, 1997
 Revenue                       $72,926  $69,070  $74,223  $79,066 $295,285
 Income from restaurant
  operations                    16,265   13,044   13,375   15,374   58,058
 Net income                      5,522    3,946    3,678    4,665   17,811
 Earnings per share-basic          .22      .16      .15      .19      .72
 Earnings per share-diluted        .22      .16      .15      .19      .72

(1) The fourth quarter charge relates primarily to the Pizza Hut re-imaging strategy.


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

James K. Schwartz
President and
Chief Operating Officer

Troy D. Cook
Vice President Finance and
Chief Financial Officer



Report of Independent Auditors

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of NPC International, Inc. and Subsidiaries (the Company) as of March 31, 1998 and March 25, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 31, 1998 and March 25, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in the fiscal year ended March 26, 1996 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to Be
Disposed Of."

Kansas City, Missouri
May 5, 1998


Stockholder Data

Registrar and Transfer Agent

American Stock Transfer & Trust Company, 40 Wall Street, New York,
New York 10005

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Department of American Stock Transfer at the above address.

Stock Information-NPC International, Inc.'s common shares are traded on the NASDAQ Stock Market under the symbol "NPCI."

For the calendar periods indicated, the table below sets forth the range of high and low closing sale prices.

NPC International, Inc.'s policy is to retain earnings to fund development and grow the business. The Company does not contemplate payment of cash dividends in future periods.

As of May 20, 1998 the approximate number of stockholders was 4,205, including an estimated number of individual participants in security position listings.

NPC International, Inc.'s 1998 Form 10-K Annual Report to the Securities and Exchange Commission is available without charge to stockholders and beneficial owners of stock upon written request to the Chief Financial Officer, NPC International, Inc., 720 West 20th Street, Pittsburg, Kansas 66762.

Calendar Period
                         High           Low
1996
First Quarter              9          6 7/8
Second Quarter         9 7/8          8 1/2
Third Quarter         10 1/2          8 1/4
Fourth Quarter         8 3/4          7 7/8

1997
First Quarter         10 7/8          8 1/4
Second Quarter        11 7/8          9 1/4
Third Quarter         12 1/2         11 1/4
Fourth Quarter        15 3/8         10 1/8

1998
First Quarter         14 3/8          9 5/8



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

L. Bruce Sharp
Vice President, Pizza Hut Operations

Robert B. Page
President, Romacorp, Inc.

Troy D. Cook
Vice President Finance, Chief Financial Officer, Treasurer and
Assistant Secretary

David G. Short
Vice President, Legal and Secretary

Linda K. Lierz
Vice President, Marketing

Frank S. Covvey
Vice President, Information and Communication Systems

Alan L. Salts
Vice President, Restaurant Services and Chief Accounting Officer

James K. Villamaria
Risk and Regulatory Counsel

Fran D. Jabara
Director, President of Jabara Ventures Group

Robert E. Cressler
Director, Partner in Diverse Direction, Inc.

Mary M. Polfer
Director, Financial Consultant, Merrill Lynch

William A. Freeman
Director, Chief Financial Officer
Semitool, Inc.

Auditors
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri  64105

NPC International, Inc.
720 West 20th Street
Pittsburg, Kansas 66762