Form 10-K, Exhibit 13
period 1999-03-30
NPC INTERNATIONAL INC
filed 1999-05-28
CIK 748714

FIVE-YEAR FINANCIAL SUMMARY

(Dollars in thousands,
 except per share data)
                                Fiscal Year Ended
                 March 30, March 31, March 25, March 26, March 28,
                    1999     1998(5)    1997      1996      1995

INCOME STATEMENT
  DATA:
Revenue          $ 401,159 $ 455,297  $295,285  $ 324,986 $ 317,467
Cost of sales      107,821   125,365    80,618     93,977    92,332
Direct labor       111,468   129,133    81,086     87,293    89,964
Other operating
 expenses          110,339   120,272    75,523     83,280    84,659
Income from
 restaurant
 operations         71,531    80,527    58,058     60,436    50,512
General and
 administrative
 expenses           20,983    23,930    17,710     21,084    21,066
Depreciation and
 amortization        8,922    11,475     6,121      5,648     5,506
Operating income
 Before impair-
 ment and loss
 provision and
 recapitalization
 gain               41,626    45,122    34,227     33,704    23,940
Asset impairment
 and loss
 provision(1)           --    14,100        --     23,500    35,000

Operating income
 (loss)             41,626    31,022    34,227     10,204   (11,060)

Interest expense   (10,177)  (15,655)   (5,455)    (6,317)   (6,252)
Miscellaneous
 income
 (expense)           1,089       526       311       (341)     (140)
Income before
 recapitalization
 gain               32,538    15,893    29,083      3,546   (17,452)

Recapitalization
 gain(2)            39,400        --        --         --        --
Income (loss)
 Before income
 taxes              71,938    15,893    29,083      3,546   (17,452)
Provision (benefit)
 For income taxes   23,992     5,563    11,272      1,403    (1,838)

Net income (loss)   47,946    10,330    17,811      2,143   (15,614)
Earnings (loss)
 per share:
 Basic                1.95       .42       .72        .09      (.63)
 Diluted              1.92       .41       .72        .09      (.63)
Cash dividend
 per share(3)           --        --        --    .421875         --

(Dollars in thousands)
                               Fiscal Year Ended
                 March 30, March 31, March 25, March 26, March 28,
                    1999     1998(5)    1997      1996      1995

YEAR END DATA:
Working capital
 deficit          $(27,929) $(30,837) $(15,405)  $ (1,782) $ (7,061)
Total assets       344,083   382,492   259,907    197,829   211,712
Long-term debt     123,500   204,033   116,777     73,328    82,850
Stockholders'
 equity            152,988   107,036    95,793     77,320    80,287
Number of Company-
 owned units(4)        735       725       513        405       481
Number of
 franchised
 units(4)               --       147       140        142       157
Number of
 employees          16,000    16,000    12,000      9,800    10,300

(1) The 1998 charge relates to the Pizza Hut re-imaging strategy. The 1996 charge relates to the sale of Skipper's Inc., effective March 1996, and the closure of certain Tony Roma's restaurants. The 1995 charge relates to the closure of 77 Skipper's restaurants.
(2) Effective June 30, 1998 the Company completed the recapitalization of its previously wholly-owned subsidiary, Romacorp. (See Note 6 to Consolidated Financial Statements)
(3) Declared August 8, 1995 related to Class A shares concurrent with the approval of a stock recapitalization plan.
(4) Does not include two Tony Roma units operated as joint ventures by the Company through June 30, 1998.
(5)  Fiscal 1998 contained 53 weeks of operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is the largest Pizza Hut franchisee in the world. Based on unit count at year-end, the Company's Pizza Hut operations account for approximately 18% of all Pizza Hut franchised units and 11% of the entire Pizza Hut system. The Company operated its Pizza Hut units in 26 states during fiscal 1999.

The Company, through its wholly-owned subsidiary, Romacorp was also the owner/franchisor of the Tony Roma's concept, from its acquisition in June 1993 through June 30, 1998 when Romacorp was recapitalized. (See Note 6 to Consolidated Financial Statements)

Products & Service-Pizza Hut's main product is high quality, innovative and moderately priced pizza. Additionally, the menu contains pasta, sandwiches, salad bar and a luncheon buffet. Pizza Hut provides a buffet with table service for beverages during lunch and full table service for dinner, with delivery and carryout available throughout the day.

Period of Operation-The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The fiscal years ended March 30, 1999 and March 25, 1997 each contained 52 weeks. The fiscal year ended March 31, 1998 contained 53 weeks.

DEVELOPMENT AND RE-IMAGING

Consistent with the strategy initiated last year, the Company acquired 99 units from PHI and continued to pursue the acquisition of additional Pizza Hut units.

In the fourth quarter of fiscal 1998 the Company initiated an asset re-imaging strategy. This plan calls for the closure of 31 units, the consolidation of 11 units into existing locations and the consolidation and relocation of 53 Pizza Hut units to 45 new locations to redefine trade areas, improve market presence and to upgrade certain assets to more competitive formats. Relocated units will be moved to improved trade areas and fall into the following categories: relocation of delivery units to more visible locations and formats; relocation of older dine-in assets in rural markets to new prototype units; and conversion of certain metro markets to main-path restaurants. Of the 95 units to be closed as part of this strategy, 50 units have been closed to date and the remaining 45 units are expected to be closed in fiscal 2000. The Company remains committed to the re-imaging strategy and expects to complete the plan on or about the original targeted completion date.

The 1998 impairment and loss provision included $11.4 million related to the Company's re-imaging plan. Below is a summary of the utilization of amounts provided.

                                     Provision/Liability
(Dollars in millions)

          At plan implementation          $  11.4
          Utilization                        (6.9)
          Balance at March 30, 1999           4.5

The remaining liability is included in "closure reserves" on the Company's balance sheet. Management believes the remaining balance is adequate to complete the re-imaging plan. However, the estimate includes assumptions regarding the Company's ability to sub-lease properties and/or buy out of lease obligations; accordingly actual results could differ from our estimates. Through March 30, 1999 the amounts utilized apply only to actions provided for in the plan. See Note 5 to the Consolidated Financial Statements for additional disclosure related to the components of the 1998 Asset Impairment and Loss Provision.

The Company expects to continue to accrue future closure costs, and, if appropriate, impair asset values at the time the decision to close a store is made. However, closure decisions under future phases of the Company's asset re-imaging initiative are expected to be made as often as quarterly, which is more frequent than the Company's past practice.

Activity with respect to unit count during the year is set forth in the table below.

                       FISCAL 1999 ACTIVITY
                                                          Change
                                           Temp             in
Company    Beginn- Conver- Devel   Acquir- Clo-    Clo-   Owner-  End-
Owned        ing   sions   oped(2)   ed    sed(3)  sed(2) ship    ing

Pizza Hut
 Restaurant  536     (2)     7       60     (2)     (26)    --     573
Delivery     144      2      1       39     --      (24)    --     162
Total
 Pizza Hut   680     --      8       99     (2)     (50)    --     735
Tony
 Roma's(1)    45     --     --       --     --       --    (45)     --
Total
 Company
 Owned       725     --      8       99     (2)     (50)   (45)    735
Franchised
 Tony Roma's 147     --      2       --     --       (2)  (147)     --
Total System 872     --     10       99     (2)     (52)  (192)    735

(1)Excludes 2 units operated as joint ventures by the Company.
(2)Includes 2 Pizza Hut replacement units.
(3)Unit temporarily closed for remodel.
(4)Effective June 30, 1998, NPC International, Inc. owns a minority interest in Roma Restaurant Holdings, Inc. and, therefore, no longer controls the operations of Roma Restaurant Holdings, Inc. and subsidiaries. (See Note 6 to Consolidated Financial Statements)

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

PIZZA HUT OPERATIONS SUMMARY
                                 Fiscal Year Ended March
                              1999         1998         1997
Revenue:
 Restaurant Sales          $ 297,639     $ 286,631   $  168,688
 Delivery Sales               78,893        73,776       49,293
Total Revenue              $ 376,532     $ 360,407   $  217,981

Restaurant Operating
 Expenses as a
 Percentage of Revenue:
Total Expenses:(1)
  Cost of Sales                26.6%         26.7%        26.5%
  Direct Labor                 27.8%         28.4%        27.3%
  Other                        27.9%         27.5%        27.0%
Total Operating Expenses       82.3%         82.6%        80.8%
Restaurant Based Income        17.7%         17.4%        19.2%

Restaurant Expenses:(2)
  Cost of Sales                26.7%         26.8%        26.7%
  Direct Labor                 26.7%         27.2%        26.0%
  Other                        28.8%         28.1%        27.4%
Total Operating Expenses       82.2%         82.1%        80.1%
Restaurant Based Income        17.8%         17.9%        19.9%

Delivery Expenses:(3)
  Cost of Sales                26.0%         26.4%        25.6%
  Direct Labor                 32.1%         33.1%        32.0%
  Other                        24.5%         25.4%        25.6%
Total Operating Expenses       82.6%         84.9%        83.2%
Restaurant Based Income        17.4%         15.1%        16.8%

(1)As a percent of total revenue
(2)As a percent of restaurant sales
(3)As a percent of delivery sales

PIZZA HUT RESULTS OF OPERATIONS

Revenue-Revenue was $376.5 million for the fifty-two weeks ended March 30, 1999 for an increase of $16.1 million or 4.5% over the $360.4 million reported during the fifty-three weeks ended March 31, 1998. The growth was primarily due to an increase in comparable sales of 4.4% and a late year acquisition of 99 units from PHI, which offset the impact of store closure activity throughout the year. Comparable sales posted steady improvement in all asset types throughout fiscal 1999 culminating with a 10.5% comparable sales index in the Company's fourth fiscal quarter. The comparable sales growth achieved during the fourth fiscal quarter was primarily due to the introduction of The Big New Yorker Pizza which fueled growth across all asset types after its launch on January 28, 1999. This new pizza reached a peak sales mix of approximately 22% of net pizza sales and averaged 19% during the nine weeks it was promoted during the Company's fourth fiscal quarter. The fiscal 1999 comparable sales trend was a continuation of improved comparable sales that began with the implementation of the Company's Delivery Dominance Program in the third quarter of fiscal 1998. Focus on this program continued in fiscal 1999 and increased marketing efforts, as well as, improved couponing strategies resulted in continued comparable sales growth. For fiscal 1999, delivery units generated comparable sales growth of 9.2% and peaked at 15.6% during the Company's fourth fiscal quarter. The Company's restaurant units also contributed to the improved comparable sales trend with 3.2% comparable sales growth. Average unit volumes for all asset types increased 5.7% during fiscal 1999 due to sales growth and the favorable effects of the asset re-imaging program.

Revenue for fiscal 1998 totaled $360 million and was $142 million or 65% higher than the prior year. The growth was largely due to the revenue contributed from the acquisition of 222 units during fiscal 1998 and the acquisition of 91 units during the second half of fiscal 1997 which more than offset a decline in comparable sales of 5.6%. As mentioned previously, comparable sales improved gradually throughout fiscal 1998. This improvement was largely due to new product news with the introduction of The Edge Pizza in the third fiscal quarter and increased delivery service levels associated with the implementation of the Delivery Dominance program.

Costs and Expenses-Cost of sales as a percent of revenue was 26.6% in fiscal 1999 compared to 26.7% in fiscal 1998 despite an increase in the average cost of cheese for the year of approximately 15%. This was achieved due to more normalized ingredient costs (except cheese), the benefit of supply contract negotiations, improved operational control in the stores acquired during fiscal 1998 and reduced distribution costs related to a new distribution contract entered into late in the fiscal year.

Cost of sales as a percent of revenue increased from 26.5% to 26.7% during fiscal 1998 primarily due to increased topping specification on all products effective in May 1997. Furthermore, the low introductory pr ice point used for promotion of The Edge Pizza combined with a higher ingredient cost contributed to higher costs as a percent of revenue. These factors more than offset an 11% reduction in the average cost of cheese for the prior year.

Direct labor as a percent of revenue improved from 28.4% during fiscal 1998 to 27.8% during fiscal 1999. This decline results from leverage associated with positive com parable sales volumes, labor efficiencies primarily achieved in stores acquired during fiscal 1998 and a reduction in workers' compensation expense. This improvement was achieved despite fourth fiscal quarter training costs incurred due to launch of The Big New Yorker Pizza and higher labor costs in the 99 units acquired February 4, 1999 due to training, transitional issues and historically higher labor costs.

Direct labor as a percent of revenue increased to 28.4% during fiscal 1998 from 27.3% in fiscal 1997. Factors impacting this increase included de-leveraging from negative comparable sales results, higher labor costs in acquired stores, increases in the federal minimum wage, an increase in the ratio of units providing delivery service (from 44% to 55% of total units) and the acquisition of units located in states with minimum wage rates in excess of the federal minimum wage and no available tip credit.

Other operating costs increased to 27.9% of revenue in fiscal 1999 from 27.5% in fiscal 1998. This increase is largely attributable to increased store manager bonuses due to improvements in controllable profit and increased couponing costs which were partially offset by the aforementioned leverage on fixed costs and a reduction in net delivery expenses.

In fiscal 1998 other operating expenses increased to 27.5% from 27% in fiscal 1997 due to de-leveraging from negative comparable sales experienced during the fiscal year and an increase in occupancy costs as a higher percentage of units were leased than in the prior fiscal year. Additionally, a higher franchise fee paid to PHI, which increased from 2.25% to 4% in July 1996, was in effect for all of fiscal 1998. These increases were partially offset by a reduction in net delivery expenses.

TONY ROMA'S OPERATIONS SUMMARY

                   Thirteen Weeks Ended  Fiscal Year Ended March
                      June 30, 1998(2)      1998      1997
Revenue:
Restaurant Sales         $ 22,513       $ 86,408    $68,778
Net Franchise Revenue       2,114          8,482      8,526
Total Revenue            $ 24,627       $ 94,890    $77,304
Restaurant Operating
 Expenses as a
 Percentage of Sales:
Cost of Sales               34.8%          33.6%      33.3%
Direct Labor                30.2%          30.9%      31.2%
Other                       23.5%          24.3%      24.2%
Total Operating Expenses    88.5%          88.8%      88.7%
Restaurant Based Income     11.5%          11.2%      11.3%
Income from
System Operations (1)       19.1%          19.1%      21.0%

(1) Net franchise revenue and restaurant based income as a percent of total revenue
(2) Due to the recapitalization of Romacorp, effective June 30, 1998, information reflects activity through that date.
   (See Note 6 to Consolidated Financial Statements)

TONY ROMA'S RESULTS OF OPERATIONS

Fiscal 1999 to Fiscal 1998

As a result of the recapitalization of Romacorp effective June 30, 1998, Romacorp's results of operations are only included in fiscal 1999 results through the date of recapitalization. During the thirteen weeks ended June 30, 1998 restaurant sales were $22.5 million, and income from restaurant operations, which included net franchise revenue, was $4.7 million.

Fiscal 1998 to Fiscal 1997

Revenue-Restaurant sales increased 25.6% in fiscal 1998 due to the development of six units and a comparable sales growth of 0.9%. Also impacting the change in sales for fiscal 1998 was a new menu introduced late in the third quarter of fiscal 1998 featuring new items, increased portion sizes and price increases on certain items, and an overall 2% price increase in the third quarter of fiscal 1997. Royalty revenue in fiscal 1998 was 7% higher than 1997 amounts due to improvement and growth of the franchise system and an incremental week of revenue as 1998 contained 53 weeks compared to 52 weeks in the prior year. However, 1998 net franchise revenue was slightly below 1997 results as 1997 reflected the sale of certain international rights which more than offset this increase.

Costs and Expenses-Cost of sales as a percent of restaurant sales increased to 33.6% in fiscal 1998 from 33.3% in fiscal 1997 largely due to an increase in the average price of baby-back ribs of 23% for the year. This increase was partially offset by menu enhancements implemented in fiscal 1998 and 1997 which caused favorable sales mix changes and included price increased on select items.

Direct labor fell to 30.9% of restaurant sales in fiscal 1998 despite an increase in the minimum wage rate in September 1997 as the number of new store openings decreased from 13 units in fiscal 1997 to seven units in fiscal 1998. Store openings are generally accompanied by significant, planned labor inefficiencies due to training and staffing levels to ensure a favorable dining experience for first visit customers.

Other operating expenses in 1998 were relatively flat compared to 1997. This was due to the incremental week of revenue in fiscal 1998, offset by increased depreciation charges. The increase in depreciation occurred because during the fourth quarter of fiscal 1996 the Company recorded an impairment charge related to eight restaurants to be closed. Seven of these restaurants were closed during fiscal 1997 and one closed in May 1997. In accordance with the provisions of SFAS No. 121, no depreciation was recorded for these units in fiscal 1997 benefiting other operating expenses for that year. Normalized for the impairment charge fiscal 1997 other operating expenses as a percent of revenue would have been 27 basis points higher than the amounts recorded.

CONSOLIDATED RESULTS OF OPERATIONS

During the 52 weeks ended March 30, 1999 consolidated revenue was $401.2 million, which was 11.9% or $54.1 million below the $455.3 million reported during the 53 weeks ended March 31, 1998. The decline in revenue resulted primarily due to the recapitalization of Romacorp. Specifically, during fiscal 1999 revenue from Romacorp of $24.6 million was recorded during the thirteen weeks prior its recapitalization compared to revenue of $94.9 million recorded in fiscal 1998. Also contributing to the decrease in revenue was the closure of Pizza Hut units related to the Company's re-imaging strategy and the impact of an extra week of operations during fiscal 1998. The decline in consolidated revenue was partially offset by an increase in comparable sales for the year-to-date at Pizza Hut of approximately 4.4% and the acquisition of 99 units.

Consolidated revenue in fiscal 1998 was $455.3 million for an increase of $160 million or 54.2% over 1997 results. The increase was largely due to growth through the consolidation of the Pizza
Hut system, and expansion of the Tony Roma's concept.

Consolidated income from restaurant operations was $71.5 million or 17.8% of revenue for fiscal 1999 compared to $80.5 million or 17.7% in fiscal 1998. Income from restaurant operations as a percent of revenue increased over the prior year due to improved margin performance in the Company's Pizza Hut operations. The decrease in consolidated income from restaurant operations in nominal dollars was largely attributable to the loss of earnings from Romacorp which was recapitalized at the end of the Company's first fiscal quarter and the extra week of operations in fiscal 1998 results.

Consolidated income from restaurant operations was $80.5 million or 17.7% of revenue in fiscal 1998 compared to $58 million or 19.7% of revenue in fiscal 1997. The increase in nominal dollars was due to growth in unit count, while the decrease as a percent of revenue was due to lower unit margins of the Pizza Hut units acquired in fiscal 1998, de-leveraging of fixed costs resulting from negative comparable sales in the Company's Pizza Hut division during fiscal 1998, increases in the minimum wage and increased cost of sales for the year in both concepts.

General and administrative expenses were $21 million during fiscal 1999 compared to $23.9 million in fiscal 1998 for a decrease of $2.9 million or 12.3%. As a percent of revenue these costs were 5.2% during fiscal 1999 compared to 5.3% in fiscal 1998. The nominal dollar decrease and the decrease in these costs as a percent of revenue were due to the recapitalization of Romacorp, which historically had a higher percentage of such costs as a percentage of revenue.

Leverage from the Pizza Hut expansion resulted in a decrease in general and administrative expenses as a percent of revenue from 6% in fiscal 1997 to 5.3% in fiscal 1998. In terms of nominal dollars, general and administrative costs increased to $23.9 million in fiscal 1998 from $17.7 million a year ago, due to increased staffing levels associated with the acquisition of Pizza Hut units.

Deprecation and amortization includes depreciation of field and corporate equipment and facilities as well as the amortization of goodwill, franchise rights and pre-opening costs. These costs declined in nominal dollars and as a percent of revenue during fiscal 1999 due to the reduction in amortization expense as a result of the recapitalization of Romacorp. Romacorp historically had a higher percentage of depreciation and amortization than the Company's Pizza Hut division resulting from amortization of goodwill and more significant amortization of pre-opening expenses.

In fiscal 1998 depreciation and amortization costs increased primarily due to increased franchise rights amortization at Pizza
Hut, combined with the amortization of pre-opening costs related to the development at Tony Roma's.

Interest expense decreased to $10.2 million in fiscal 1999 from $15.7 million in fiscal 1998 due to debt reduction early in the year from the proceeds of the Romacorp recapitalization. As the fiscal 1998 Pizza Hut acquisitions were financed with debt, interest costs grew to $15.7 million in fiscal 1998 compared to $5.5 million in fiscal 1997.

Miscellaneous income was $1.1 million during fiscal 1999 compared to $526 thousand reported in fiscal 1998 and $311 thousand reported in fiscal 1997. The increase for fiscal 1999 was due to the gain on sale or disposition of assets and business interruption proceeds.

Net income for fiscal 1999 was $47.9 million compared to $10.3 million reported during fiscal 1998. Fiscal 1999 net income included a gain from the recapitalization of Romacorp of $39.4 million (pre-tax) or $26.8 million, net of tax. (See Note 6 to Consolidated Financial Statements) Additionally, the increase in net income over fiscal 1998 results was due to a $14.1 million pre-tax, or $9.2 million net of tax, impairment charge recorded in the fourth quarter of fiscal 1998. Normalized for these items, net income was approximately 8.5% higher in fiscal 1999 compared to fiscal 1998 results which was primarily due to improved margins in the Company's Pizza Hut units.

Net income for fiscal 1998 was $10.3 million compared to $17.8 million in fiscal 1997. This decline was due to the aforementioned impairment charge and was primarily offset by income contributed by the Pizza Hut units acquired late in fiscal 1997 and units acquired throughout fiscal 1998.

The Company's income tax provision for the fiscal years 1999, 1998 and 1997 resulted in effective tax rates of 33.4%, 35.0%, and 38.8%, respectively. The reduction of the rate in fiscal 1999 resulted from a lower tax rate associated with the Romacorp recapitalization gain. The reduction in the fiscal 1998 tax rate resulted from the realization of tax benefits associated with the implementation of a corporate reorganization and the realization of various tax credits. (See Note 6 to Consolidated Financial Statements)

LIQUIDITY AND CAPITAL RESOURCES

On March 30, 1999 the Company had a working capital deficit of $27.9 million compared to a $30.8 million deficit at March 31, 1998. The decline in the deficit was due to the recapitalization of Romacorp which, like Pizza Hut, had a working capital deficit. The decline was partially offset by the fiscal 1999 Pizza Hut acquisition. Like most restaurant companies, the Company is able to operate with a working capital deficit because substantially all of its sales are for cash, while it generally receives credit from trade suppliers. Further, receivables are not a significant asset in the restaurant business and inventory turnover is rapid. Therefore, the Company uses all available liquid assets to reduce borrowings under its revolving line of credit.

At March 30, 1999 the Company had a $15 million and a $185 million unsecured revolving credit facility, of which $43.5 million was outstanding on the combined facilities. Availability under these facilities is reduced by outstanding letters of credit of which $5.9 million was issued at year-end.

The Company anticipates cash flow from operations and capacity under its existing line of credit will be sufficient to fund continuing expansion, acquisitions and improvements and to service debt obligations. The Company's ability to make additional acquisitions is subject to certain financial covenants or, if necessary and warranted, the Company's ability to obtain additional equity capital.

CASH FLOWS

Net cash provided by operating activities was $32.3 million in fiscal 1999 compared to $65 million in fiscal 1998. Cash from operations in fiscal 1999 was positively impacted by acquired stores, which like the Company, operate with a working capital deficit. Offsetting this positive impact to cash flows was the exclusion of cash provided by operations from Romacorp for the second through fourth quarter of fiscal 1999.

Cash flows from operations increased $19.9 million in fiscal 1998 from fiscal 1997, largely due to growth in unit count during fiscal 1998.

Investing activities include normal maintenance capital expenditures and include the development of restaurant units including relocations and conversions. Acquisitions consist of 99 Pizza Hut units in fiscal 1999, 222 Pizza Hut units in fiscal 1998 and 91 Pizza Huts in fiscal 1997. Proceeds from the sale of fee simple properties associated primarily with the Skipper's and Pizza Hut's closure and disposition strategies have resulted in cash received of $3.7 million in fiscal 1999 and $2.3 million in fiscal 1998.

The fiscal 1999 acquisition and fiscal 1997 acquisitions were funded through the Company's unsecured revolving credit facility. Acquisitions completed during fiscal 1998 were funded through the revolving credit facility and the issuance of $50 million in senior unsecured notes.

During fiscal 1999 the Company increased the number of shares authorized by the Board of Directors for repurchase by one million shares. During the year the Company expended $3.8 million for the purchase of treasury stock. There were 967,700 shares that remained authorized for repurchase at March 30, 1999.

SEASONALITY

As a result of the diversification in restaurant concepts, the Company has not experienced significant seasonal sales fluctuations. Pizza Hut sales are largely driven through advertising and promotion and are adversely impacted in economic times that generally require high cash flow from consumers such as back-to-school and holiday seasons.

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

Cheese represents approximately 40% of the cost of a pizza. The price of this commodity changes throughout the year due to changes in demand and supply resulting from school lunch programs, weather and other factors. Significant change in the price of cheese would have an impact on the Company's food cost as a percent of revenue.

Based upon available forecasts, management expects cheese costs to be below last year's levels by approximately 10% with the primary benefit realized in the second and third quarters of fiscal 2000. Meat ingredient costs are expected to be at or slightly below fiscal 1999 levels during fiscal 2000.

Increases in interest rates would directly affect the Company's financial results. Under the Company's revolving credit agreements alternative interest rate options are available which can be used to limit the Company's exposure to fluctuating rates.

The Company is required to pay a franchise fee of 6.5% on the sales of certain of the 99 units acquired on February 4, 1999 in accordance with the terms of the amended franchise agreement. This rate is 2.5% higher than the Company's current rate of 4%. The effect of this fee arrangement is expected to increase other operating costs by 30 to 40 basis points during fiscal 2000.

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

OTHER

Recently Issued Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The adoption of SFAS 133 with respect to existing interest rate swaps is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

In May 1998 Statement of Position (SOP) 98-5 "Accounting for Start-up Activities" was issued. The SOP requires the Company to expense pre-opening costs as incurred and to report the initial adoption as a cumulative effect of a change in accounting principle. The cumulative effect upon adoption will result in a one-time charge to income in an amount equal to the net book value of the Company's pre-opening costs. This change will also result in the discontinuance of amortization of pre-opening cost expense in subsequent periods. At March 30, 1999 the balance of pre-opening costs was $175 thousand.

In June 1997 the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". This new standard required companies to disclose segment data, based on how management makes decisions about allocating resources to segments and how it measures performance. Based on this criteria, the Company has one segment.

Year 2000 Readiness-The Company is in the process of evaluating and modifying its computer systems and applications for Year 2000 issues. The final phase of a four-phase readiness program was completed as scheduled in December 1998. This plan included all development and testing of internally developed systems and certification of vendor provided equipment and systems. During calendar 1999, the Company will be installing new equipment or upgrades to vendor systems that were previously scheduled for replacement. As a result of these replacements and upgrades, these systems will be Year 2000 ready. The Company does not believe that the costs of equipment or upgrades will be material. Throughout 1999 the Company will continue the testing of both the existing and newly developed or installed systems. This plan addresses all of the Company's significant computer systems including the Point-of-Sale ("POS"), its proprietary "back-office" system, and its financial reporting system, which includes sub-modules for various applications such as payroll and accounts payable.

Additionally, the Company is in the process of evaluating third-party vendors for Year 2000 readiness. The Company completed an inventory of its large suppliers and has mailed letters requesting information on their Year 2000 status. Of approximately 220 inquiries made, 53% have been received. The Company has sent letters requesting status information from lending and cash management banks. Of approximately 750 inquires sent, 88% have been received. Responses received to date have not identified any suppliers or banks considered to be high risk. The Company is continuing the process of collecting the responses from the suppliers and banks and will continue to follow up throughout calendar 1999.

The Company is also in the process of reviewing non-information technology equipment. Based on information gathered to date, the Company believes that any necessary upgrades or replacements will be minimal, and, if necessary, will be funded out of existing cash flows from operations.

The Company does not believe costs related to Year 2000 readiness will be material to its financial position or results of operation. However, the costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates. These estimates were derived based on numerous assumptions of future events including the continued availability of resources, third-party modification plans and other factors. Failures by significant vendors and/or failure by the Company to satisfactorily complete it own plans could adversely impact the project's cost and its completion date. Consequently, there is no assurance that the forward looking estimates will be realized and actual costs and vendor compliance could be significantly different than anticipated, which could result in material financial risk.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to provide assurance at this time that the consequences of Year 2000 failures will not have a material impact on the Company's results of operations, liquidity or financial condition. Given the Company's best efforts and execution of remediation, replacement and testing, it is still possible that there will be disruptions and unexpected business problems during the early months of fiscal 2000. The Company will make diligent, reasonable efforts to assess Year 2000 readiness and will ultimately develop contingency plans for business critical systems prior to the end of calendar 1999. However, no contingency plans are being developed for the availability of key public services and utilities. The Company is heavily dependant on the continued normal operations of not only key suppliers of cheese and other raw materials and major food and supplies distributor, but also on other entities such as lending, depository and disbursement banks and third party administrators of benefit plans. Despite the Company's diligent preparation, unanticipated third party failures, general public infrastructure failures, or failure to successfully conclude remediation efforts as planned could have a material adverse impact on the results of operations, financial condition or cash flows in 1999 and beyond. Lack of publicly available hard currency or credit card processing capability supporting the retail sales stream could also have a material adverse impact on the results of operations, financial condition or cash flows. The Company's Year 2000 project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 readiness of its material external agents. The Company believes that, with the implementation of new business systems and completion of the project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

NPC International, Inc. and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands)

ASSETS                                   March 30,    March 31,
                                           1999         1998
Current assets:
Cash and cash equivalents                $   4,021    $ 4,548
 Accounts receivable, net                    1,817      2,375
 Inventories of food and supplies            2,972      4,177
 Deferred income tax asset                   3,064      3,245
 Prepaid insurance premiums                    963        675
 Prepaid rent payments                       1,486      1,255
 Prepaid expenses and
 other current assets                        1,429      1,944
Total current assets                        15,752     18,219

Facilities and equipment, net               95,228    138,779
Notes receivable, net                           58        465
Franchise rights, less accumulated
 amortization of $25,122 and $l7,867,
 respectively                              217,995    198,917
Goodwill, less accumulated amortization
 Of $1,432 and $5,752, respectively          2,708     17,364
Investments, at cost                         6,750         --
Deferred income tax asset                       --        344
Other assets                                 5,592      8,404

Total assets                             $ 344,083   $382,492

NPC International, Inc. and Subsidiaries
Consolidated Balance Sheets, Continued

(Dollars in thousands, except share data)

LIABILITIES AND STOCKHOLDERS' EQUITY
                                         March 30,    March 31,
                                           1999         1998
Current liabilities:
 Accounts payable                        $  12,506    $18,143
Payroll taxes                                2,046      1,742
Sales taxes                                  2,174      2,561
Accrued interest                             3,088      4,130
Accrued payroll                              9,042      8,669
 Income tax payable                          1,889        650
Current portion of closure reserve           2,260      1,360
 Insurance reserves                          4,934      5,613
 Other accrued liabilities                   5,742      6,188
Total current liabilities                   43,681     49,056

 Long-term debt                            123,500    204,033
 Deferred income tax liability               4,386         --
 Closure reserve                             5,691      8,936
 Other deferred items                        5,837      4,431
 Insurance reserves                          8,000      9,000

Stockholders' Equity
Stockholders' equity, net
 27,592,510 shares outstanding,
 $.01 par value                            152,988    107,036
 Total liabilities and
 stockholders' equity                    $ 344,083   $382,492

The accompanying notes are an integral part of these consolidated financial statements.

NPC International, Inc. and Subsidiaries
Consolidated Statements of Income

(Dollars in thousands, except share data)

                                    For the Fiscal Year Ended
                                 March 30,   March 31,  March 25,
                                    1999       1998        1997

Net sales                        $399,045      $446,815  $286,759
Net franchise revenue               2,114         8,482     8,526

  Total revenue                   401,159       455,297   295,285

Cost of sales                     107,821       125,365    80,618
Direct labor                      111,468       129,133    81,086
Other                             110,339       120,272    75,523

  Total operating expenses        329,628       374,770   237,227

Income from restaurant
 operations                        71,531       80,527     58,058

General and administrative
 expenses                          20,983       23,930     17,710
Depreciation and amortization       8,922       11,475      6,121
Operating income before asset
 impairment
  and loss provision               41,626       45,122     34,227

Asset impairment and loss
 provision                             --       14,100         --
Operating income                   41,626       31,022     34,227

Other income (expense):
 Interest expense                 (10,177)     (15,655)    (5,455)
 Miscellaneous                      1,089          526        311
 Gain on recapitalization
  of Romacorp                      39,400           --         --
Income before income taxes         71,938       15,893     29,083

Provision for income taxes         23,992        5,563     11,272

Net income                      $  47,946     $ 10,330   $ 17,811

Earnings per share - basic          $1.95         $.42       $.72
Earnings per share - diluted        $1.92         $.41       $.72

Weighted average shares
outstanding - basic            24,621,914   24,693,764 24,646,003
Weighted average shares
outstanding - diluted          24,992,304   25,108,988 24,873,624

The accompanying notes are an integral part of these consolidated financial statements.

NPC International, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(Dollars in thousands)

                                                            Total
                                                            Stock-
                   Common    Paid-in   Retained  Treasury  holders'
                   Stock     Capital   Earnings   Stock     Equity

Balance,
March 26, 1996    $  276    $21,829   $77,016    $(21,801) $ 77,320
Net income            --         --    17,811          --    17,811
Acquisition of
 treasury stock       --         --        --        (904)     (904)
Exercise of
 stock options        --       (851)       --       2,417     1,566

Balance,
March 25, 1997       276     20,978    94,827     (20,288)   95,793
Net income            --         --    10,330          --    10,330
Exercise of
 stock options        --         55        --         858       913

Balance,
March 31, 1998       276     21,033   105,157     (19,430)  107,036
Net income            --         --    47,946          --    47,946
Acquisition
 of treasury stock    --         --        --      (3,837)   (3,837)
Exercise of
 stock options        --        894        --         949     1,843

Balance,
March 30, 1999    $  276    $21,927  $153,103    $(22,318) $152,988

Common stock, $.01 par value, of 100 million shares is authorized, with 27,592,510 shares issued.

Treasury  stock  is  stated at cost and represents  3,063,074  and
2,846,926   shares  at  March  30,  1999  and  March   31,   1998,
respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NPC International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

                                        For the Fiscal Year Ended
                                     March 30, March 31, March 25,
                                        1999      1998      1997

Operating Activities

Net income                            $ 47,946  $ 10,330  $17,811

Non-cash items included in net income:
 Depreciation and amortization          22,842    25,775   16,618
 Amortization of start-up costs            661     3,074    1,875
 Deferred income taxes                   2,905    (5,662)  10,278
 Non-cash portion of asset
  impairment and loss provision             --    14,100       --
 Non-cash gain on recapitalization
  of Romacorp                          (38,758)       --       --

Change in assets and liabilities,
  net of acquisitions and
  recapitalization:
 Accounts receivable, net                 (653)     (840)     969
 Inventories of food and supplies         (548)     (771)   1,153
 Prepaid expenses and other
  current assets                        (1,680)   (2,528)  (3,289)
 Notes receivable, net                     345       110      256
 Accounts payable                       (4,522)    5,264    1,214
 Payroll taxes                             637       (73)     168
 Accrued interest                       (1,014)    2,133     (162)
 Accrued payroll                         1,170     4,257       27
 Income tax payable                      1,239     2,387   (1,452)
 Insurance reserves                        771     3,242    1,057
 Other accrued liabilities                 945     4,158   (1,420)

Net cash flows provided by
  operating activities                  32,286    64,956   45,103

NPC International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows, Continued

(Dollars in thousands)

                                        For the Fiscal Year Ended
                                     March 30, March 31, March 25,
Investing Activities

Net proceeds from
 recapitalization of Romacorp          101,237        --       --
Capital expenditures                   (22,644)  (28,795) (41,466)
Changes in other assets, net            (2,875)     (614)  (2,098)
Proceeds from sale of
 capital assets                          3,663     2,308    8,808
Acquisitions, net of cash              (31,000) (121,232) (55,595)

Net cash flows provided
 by (used in) investing
 activities                             48,381  (148,333) (90,351)

Financing Activities

Purchase of treasury stock              (3,837)       --     (904)
Net change in revolving
 credit agreements                     (69,200)   48,700   52,713
Proceeds from issuance of
 long-term debt                             --    49,756       --
Payment of long-term debt              (10,000)  (11,444)  (9,711)
Exercise of stock options                1,843       913    1,566
Net cash flows provided
 by (used in) financing
 activities                            (81,194)   87,925   43,664

Net change in cash and
 cash equivalents                         (527)    4,548   (1,584)

Cash and cash equivalents
 at beginning of year                    4,548        --    1,584

Cash and cash equivalents
 at end of year                       $  4,021  $  4,548  $    --

The accompanying notes are an integral part of these consolidated financial statements.

(1)  Summary of Significant Accounting Policies

Basis of Presentation and Consolidation-The financial statements include the accounts of NPC International, Inc. and its wholly-owned subsidiaries (the "Company"). Romacorp, a wholly-owned subsidiary of the Company until June 30, 1998 was recapitalized. These financial statements include Romacorp's results of operations for the fiscal years ended March 1997, 1998 and the quarter ended June 30, 1998.

Fiscal Year-The Company operates on a 52 or 53 week fiscal year ending the last Tuesday in March. The fiscal years ended March 30, 1999 and March 25, 1997 each contained 52 weeks. The fiscal year ended March 31, 1998 contained 53 weeks.

Cash Equivalents-For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. At March 30, 1999 substantially all cash was in the form of depository accounts.

Inventories-Inventories of food and supplies are carried at the lower of cost (first-in, first-out method) or market.

Franchise Rights-The Company's Pizza Hut franchise agreements generally provide franchise rights for a period of 15 to 20 years and are renewable at the option of the Company for an additional 15 years. Franchise rights are capitalized for accounting purposes and are amortized over their estimated economic life (original term plus option renewal period) on a straight-line basis. Periodic franchise fees, generally provided for in the agreements as a percent of gross sales, as defined, are recorded as operating expenses as incurred.

Net Franchise Revenue-The franchise agreements for Tony Roma's restaurants provide for an initial fee and continuing royalty payments based upon gross sales, in return for certain services. Net franchise revenue is presented net of direct expenses. The reserve for uncollectable accounts at March 31, 1998 related solely to franchise receivables and consisted of $344 thousand.

Goodwill-Goodwill is amortized over periods ranging from 30 to 40 years.

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

Advertising Costs-Advertising costs are expensed as incurred. The
Company incurred $23.7 million of such costs in fiscal 1999 and $23.8 million and $14.3 million in fiscal 1998 and fiscal 1997, respectively.

Related Party Transactions-During fiscal 1999 an officer of the Company purchased real estate from the Company in the amount of $511 thousand. Additionally, the Company utilized a corporate aircraft from a related party and incurred expense of approximately $100 thousand during fiscal 1999. Management believes amounts paid were at least as favorable as could be obtained from unrelated parties.

Effective July 1, 1998 the Company entered into a services agreement with an unconsolidated entity, Roma Restaurant Holdings, Inc. ("RRH") (See Note 6 to Consolidated Financial Statements).
In accordance with this agreement, as amended, the Company will provide accounting, management reporting and information services to RRH through July 29, 2001. Fees earned under this agreement were $564 thousand during fiscal 1999.

Reclassifications-Certain amounts have been reclassified to conform the prior year financial statements to the current year presentation.

(2)  Facilities and Equipment

Facilities and equipment are recorded at cost. Depreciation is charged on the straight-line basis for buildings, furniture and equipment. Leasehold improvements are amortized on the straight-line basis over the economic life of the lease or the life of the improvements, whichever is shorter. Facilities and equipment consist of the following:

                             Estimated    March 30,  March 31,
(Dollars in thousands)      Useful Life      1999       1998

Land                                      $ 17,972   $ 31,715
Buildings                    15-20 years    37,708     63,149
Leasehold improvements        5-20 years    37,112     40,593
Furniture and equipment       3-10 years    62,979     72,526
Construction in progress                     3,960      3,785

                                           159,731    211,768

Less accumulated depreciation
 and amortization                          (64,503)   (72,989)

Net facilities and equipment               $95,228   $138,779


(3)  Bank Debt and Senior Notes

The Company's debt consists of revolving credit facilities and senior notes. At March 30, 1999 debt totaled $123.5 million which consisted of $43.5 million of revolving credit and $80 million of senior notes. At March 31, 1998 total debt was $204 million, including $112.7 million of revolving credit and $91.3 million of senior notes.

The Company's unsecured revolving credit facilities total $200 million until May 2001 and provide the option to pay interest at "LIBOR" or the "fed funds" rate plus a margin (5.738%-5.875% at March 30, 1999). Availability under these facilities is reduced by letters of credit, of which $5.9 million were issued at March 30, 1999. Commitment fees of .25% per annum are paid on the unused balance of the facilities and are included in interest expense.

The Company's senior notes are unsecured and bear interest at various rates from 6.35% to 9.09%. The senior notes have scheduled maturities through May 2006 with aggregate maturities as follows: fiscal 2000-$10 million, fiscal 2001-$10 million, fiscal 2002-$6 million, fiscal 2003-$14 million, fiscal 2004-$10 million and $30 million in years beyond. The Company has the ability and intent to refinance the principal payments due under its senior notes through its revolving credit agreement. Accordingly, such amounts are classified as long-term debt.

The debt facilities contain restrictions on additional borrowing and dividend payments as well as requirements to maintain various financial ratios, and a minimum net worth. The average amount outstanding on the revolving credit and senior note facilities for the year ended March 30, 1999 was $128.5 million and the maximum borrowings were approximately $210 million. Weighted average interest rates during fiscal years 1999, 1998 and 1997 were 7.40%, 7.52%, and 7.02%, respectively. Based on current market interest rates, management believes that the carrying amounts of its debt facilities approximates fair value.

Cash paid for interest in fiscal years 1999, 1998 and 1997 was $11 million, $13.7 million, and $6 million, respectively.

(4)  Employee Benefit Plans

The Company's defined contribution plans include a Profit Sharing Plan, a 401(k) Plan and a Deferred Compensation Plan. In accordance with the provisions of the plans, the Company provides a matching contribution to the 401(k) and the Deferred Compensation Plan. Contributions made by the Company for these plans were $1 million, $831 thousand and $611 thousand for fiscal years 1999, 1998 and 1997, respectively.

In addition, the Company established a defined benefit plan for certain key executives during fiscal 1999. Funding of this plan is not required. Cost incurred under the plan was $90 thousand for fiscal 1999.

(5)  Asset Impairment and Loss Provision

In March 1998 the Company committed to an asset re-imaging strategy involving the consolidation and relocation of 53 Pizza Hut units to 45 new locations, the consolidation of 11 units into existing locations, and the closure of 31 underperforming units. This initiative resulted in a pre-tax charge of $11.4 million in fiscal 1998. Significant components of the charge included $5.7 million related to the loss on disposition of assets, $5.0 million related to obligations under long term lease arrangements, and $.7 million related to de-identification and other miscellaneous costs. Assets to be disposed of were recorded at fair value.

Additionally, in March, 1998 the Company recorded a charge of $1.6 million related to the impairment of 10 locations where the Company will continue to operate Pizza Hut units, and a charge of $1.1 million to accelerate depreciation of back-of-house software and hardware systems, which are being replaced with a newly developed windows-based package. Of the total $14.1 million provision, $8.3 was utilized during fiscal 1998 and $1.3 million was utilized in fiscal 1999. Through March 30, 1999 the amounts utilized apply only to actions provided for in the plan.

(6)  Recapitalization

On June 30, 1998 the Company completed the recapitalization of Romacorp resulting in a net gain of $39.4 million. The Company's remaining minority interest is carried at cost. Romacorp was a wholly-owned subsidiary of the Company throughout the Company's first fiscal quarter ended June 30, 1998; its results of operations through that date have been consolidated and reflected in the Consolidated Statements of Income for the fiscal year ended March 30, 1999.

(7)  Income Taxes

The provision (benefit) for income taxes consisted of the
following:
                                   For the fiscal year ended
                                March 30,  March 31,  March 25,
(Dollars in thousands)              1999      1998      1997

Current:
   Federal                       $20,405   $ 9,856   $   604
   State/Foreign                     576     1,369       390
                                  20,981    11,225       994

Deferred:
   Federal                         2,934    (4,972)    8,596
   State/Foreign                      77      (690)    1,682
                                   3,011    (5,662)   10,278

Provision for income taxes       $23,992   $ 5,563   $11,272

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

                                   For the fiscal year ended
                                March 30,  March 31,  March 25,
(Dollars in thousands)              1999      1998      1997

Tax computed at statutory
 rate                            $ 25,178  $  5,563  $ 10,179
State taxes, net of federal
 effect, and other,
 including goodwill
 amortization, the
 impact of the Romacorp
 recapitalization
 and tax credits                   (1,186)       --     1,093

Provision for income taxes       $ 23,992  $  5,563  $ 11,272


Significant components of the Company's deferred tax assets and liabilities are as follows:

                                    March 30,   March 31,
(Dollars in thousands)                 1999        1998

Deferred tax assets:

Insurance reserves                    $ 4,478   $  5,204
Closure reserves                        2,970      3,655
Other, net                              1,159      1,554
Total deferred tax assets               8,607     10,413

Deferred tax liabilities:

Depreciation and amortization          (8,817)    (6,630)
Other, net                             (1,112)      (194)

Total deferred tax liabilities         (9,929)    (6,824)

Net deferred tax asset (liability)     (1,322)     3,589
 Current                                3,064      3,245
 Non-current                           (4,386)       344

Cash paid for income taxes in fiscal 1999, 1998 and 1997 was $19 million, $8.5 million and $2,4 million, respectively.

(8)  Commitments

The Company leases certain restaurant equipment and buildings under operating leases. Rent expense for fiscal 1999, 1998, and 1997 was $16.8 million, $19.3 million, and $11 million, respectively, including contingent rents of approximately $1.1 million, $1.4 million and $1.3 million, respectively. The majority of the Company's leases contain renewal options for 1 to 5 years. The remaining leases may be renewed upon negotiations. Minimum lease payments for the next five years, including non-operating assets, at March 30, 1999 consisted of:

      Fiscal Year                  (Dollars in thousands)
        2000                              $  15,366
        2001                                 13,392
        2002                                 11,255
        2003                                  9,485
        2004                                  8,073
        Thereafter                           34,235
        Total minimum lease commitments   $  91,806

Total minimum lease payments have not been reduced by minimum sublease rentals of $5.2 million under operating leases due in the future under noncancelable subleases.

(9)  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                     Fiscal Year Ended
(Amounts in thousands,         March 30,  March 31,  March 25,
 except share data)               1999       1998      1997

Numerator:
Net income                     $  47,946   $ 10,330  $ 17,811

Denominator:
Weighted average shares           24,622     24,694    24,646
Employee stock options               370        415       228

Denominator for diluted
 earnings per share               24,992     25,109    24,874

Earnings per share - basic     $    1.95   $    .42  $    .72
Earnings per share - diluted   $    1.92   $    .41  $    .72


(10)  Stock Options

A summary of the Company's stock option activity, and related information is presented below:

                     March 30, 1999  March 31, 1998March 25, 1997
                          Weighted        Weighted        Weighted
                          Average         Average         Average
                          Exercise        Exercise        Exercise
(Options          Options  Price   Options Price   Options  Price
 in thousands)

Outstanding-
 beginning
 of year          1,857   $  7.77  1,763  $ 7.36   1,840  $ 7.07
Granted             203   $ 11.17    258  $ 9.76     229  $ 8.22
Canceled          (176)   $  8.81    (51) $ 6.56    (109) $ 6.06
Exercised         (318)   $  7.20   (113) $ 6.49    (197) $ 6.40

Outstanding-
 end of year      1,566   $  8.21  1,857  $ 7.77   1,763  $ 7.36

Exercisable-
 end of year      1,157   $  7.65  1,263  $ 7.51   1,192  $ 7.53

Weighted
 average
 fair value
 of options
 granted during
 the year                 $  3.93         $ 3.77          $ 3.12

Exercise prices for options outstanding as of March 30, 1999 ranged from $5.00 to $14.75 and the weighted average remaining contractual life is 5.1 years.

The Company has a 1994 Non-Qualified Stock Option Plan under which 3,291,450 shares of common stock are reserved for issuance to employees and officers at an exercise price equal to the fair market value of the common stock on the date of grant and vest over a four-year period in equal annual amounts and expire 10 years from the date of grant.

Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

The Company measures pro forma compensation expense of its employee stock options using the intrinsic value based method of accounting. Pro forma information regarding net income and earnings per share is required by Statement 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997; risk-free interest rate of 4.87%, 5.96% and 6.78%, respectively; volatility factor of the expected market price of the Company's common stock of 29.8%, 28.9% and 29%, respectively, and an average expected life of the option of 5 years.

The following table summarizes information about stock options as of March 30, 1 999:

(Shares in thousands)
                           Outstanding            Exercisable
                         Stock Options           Stock Options

                            Weighted
                            Average   Weighted          Weighted
                    Number Remaining  Average    Number  Average
Range of              of  Contractual Exercise     of    Exercise
Exercise Prices     Shares    Life     Price     Shares   Price

$5.00 to $6.875      677   5.1 years   $6.14     636      $6.10
$7.875 to $11.50     800   4.6 years   $9.51     521      $9.56
$12.00 to $14.750     89   9.4 years   $12.32      *          *

*No stock options in this range are exercisable at March 30, 1999.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(Dollars in thousands, except per share data)

                    1999            1998             1997
              As        Pro    As        Pro      As        Pro
              Reported  Forma  Reported  Forma    Reported  Forma

Net income    $47,946  $47,656 $10,330  $10,070   $17,811  $17,661

Earnings
 per share-
 basic          $1.95    $1.94    $.42     $.41      $.72     $.71

Earnings
 per share-
 diluted        $1.92    $1.91    $.41     $.40      $.72     $.71

(11)  Acquisitions

Between October 1996 and February 1999 the Company acquired 412 Pizza Hut units, including 277 from PHI and 135 from other franchisees. These acquisitions were funded through the Company's revolving credit facility or the issuance of senior notes. The purchase price of these acquisitions were allocated between facilities and equipment and franchise rights. The following table summarizes these acquisitions:

(Dollars in millions)
                                         # Units Purchased
                       Purchase     Fiscal     Fiscal    Fiscal
Acquired         Date      Price        1999      1998      1997
From

PHI:            3/6/97     $27.3                             60
               3/27/97     $28.1                   66
                6/5/97     $31.0                   52
                2/4/99     $31.0         99

Other
Franchisees:  10/31/96     $27.5                             31
               4/16/97     $ 2.5                    4
               5/15/97     $57.0                  100

Total Units
Acquired                                 99       222        91

The following table indicates the pro forma results of the 99 unit acquisition completed February 4, 1999.

Pro Forma Results (unaudited)

(Dollars in thousands,                March 30,    March 31,
 except per share data)                  1999        1998

As reported:
 Total revenues                         $401,159    $455,297
 Net income                               47,946      10,330
 Net income per share-basic                 1.95         .42
 Net income per share-diluted               1.92         .41

Pro forma:
 Total revenues                          449,098     510,854
 Pro forma net income                     48,502      11,098
 Pro forma net income
  per share-basic                           1.97         .45
 Pro forma net income
  per share-diluted                         1.94         .44

The table presents unaudited pro forma results for fiscal 1999 and 1998 assuming all units had been acquired as of the beginning of the periods presented and reflects certain adjustments.

The unaudited pro forma results shown are not necessarily indicative of the consolidated results that would have occurred had the acquisitions taken place at the beginning of the respective periods or results that may occur in the future.

(12)  Quarterly Results (unaudited)

                    First     Second    Third     Fourth    Annual
(Dollars,           Fiscal    Fiscal    Fiscal    Fiscal    Fiscal
 in thousands
 except per        Quarter   Quarter   Quarter   Quarter    Total
 share data)


Year Ended
March 30, 1999
 Revenue         $ l15,502  $ 90,407  $ 89,429  $105,821 $401,159
 Income from
  restaurant
  operations        22,187    15,473    14,324   19,547    71,531
 Gain on
  recapitali-
  zation            39,400        --        --       --    39,400
 Net income         33,150     4,686     3,889    6,221    47,946
 Earnings per
  share-basic         1.34       .19       .16      .25      1.95
 Earnings per
  share-diluted       1.31       .19       .16      .25      1.92

Year Ended
March 31, 1998
 Revenue         $ 103,117  $114,693  $112,926  $124,560 $455,297
 Income from
  restaurant
  operations        19,291    20,101    17,643    23,492   80,527
 Asset impairment
  and loss
  provision             --        --        --    14,100   14,100
 Net income          5,723     4,742     3,058    (3,193)  10,330
 Earnings per
  share - basic        .23       .19       .12      (.13)     .42
 Earnings per
  share - diluted      .23       .19       .12      (.13)     .41

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

The consolidated financial statements have been audited by our independent accountants, PricewaterhouseCoopers LLP, whose unqualified report is presented herein. Their opinion is based upon procedures performed in accordance with generally accepted auditing standards, including tests of the accounting records, obtaining an understanding of the system of internal accounting controls and such other tests as deemed necessary in the circumstances to provide them reasonable assurance that the consolidated financial statements are fairly presented. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets with the independent accountants at least twice per year to discuss the scope and major findings of the audit. The independent accountants have access to the Audit Committee at any time.

O. Gene Bicknell
Chairman of the Board and
Chief Executive Officer

James K. Schwartz
President and
Chief Operating Officer

Troy D. Cook
Senior Vice President and
Chief Financial Officer

                 Report of Independent Accountants

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheet as of March 30, 1999 and the related consolidated statements of income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of NPC International, Inc. and Subsidiaries (the "Company") at March 30, 1999, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of materiel misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company as of March 31, 1998 and for each of the two years in the period then ended were audited by other independent accountants whose report dated May 5, 1998 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP

Kansas City, Missouri
May 4, 1999

                  Report of Independent Auditors

The Board of Directors and Stockholders
NPC International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of NPC International, Inc. and Subsidiaries (the "Company") as of March 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended March 25, 1997 and March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NPC International, Inc. and Subsidiaries at March 31, 1998 and the consolidated results of their operations and their cash flows for the fiscal years ended March 25, 1997 and March 31, 1998, in conformity with generally accepted accounting principles.

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

As of May 20, 1999 there were approximately 809 shareholders of record.

Calendar Period
                              High      Low
1997
First Quarter                 10 7/8    8 1/4
Second Quarter                11 7/8    9 1/4
Third Quarter                 12 1/2    11 1/4
Fourth Quarter                15 3/8    10 1/8

1998
First Quarter                 14 3/8    9 5/8
Second Quarter                14 3/16   12
Third Quarter                 12        8 7/8
Fourth Quarter                12 5/8    10

1999
First Quarter                 17 3/8    10 1/2

          DIRECTORS, CORPORATE OFFICERS AND KEY PERSONNEL

O. Gene Bicknell
Chairman of the Board,
Chief Executive Officer and Director

James K. Schwartz
President, Chief Operating Officer, and Director

Troy D. Cook
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

Marty D. Couk
Senior Vice President, Pizza Hut Operations

D. Blayne Vaughn
Vice President, Pizza Hut Operations

L. Bruce Sharp
Vice President, Pizza Hut Operations

LaVonne K. Walbert
Vice President, Human Resources

Linda K. Lierz
Vice President, Marketing

Alan L. Salts
Vice President, Restaurant Services,
Chief Accounting Officer and Assistant Secretary

Frank S. Covvey
Vice President, Information and Communication Systems

James K. Villamaria
Risk and Regulatory Counsel

Fran D. Jabara, Director
President of Jabara Ventures Group

Robert E. Cressler, Director
Partner in Diverse Direction, Inc.

Michael Braude, Director
President and Chief Executive Officer
of the Kansas City Board of Trade

William A. Freeman, Director
Vice President and Chief Financial
Officer of Semitool, Inc.

Independent Accountants
PricewaterhouseCoopers LLP
1055 Broadway, 10th Floor
Kansas City, MO 64105